Exhibit 99.3

ABN 82 010 975 612

MEETING DOCUMENTATION

NOTICE OF GENERAL MEETING

at 10.00am Wednesday, 11 March 2009

Kamisama Room

Level 6, 320 Adelaide Street

Christie Corporate Building

Brisbane QLD 4000

The business of the general meeting affects your shareholding and your vote is important.  If you cannot attend the general meeting, you may appoint a proxy to attend and vote on your behalf.

You are encouraged to read the enclosed material carefully and to consult your professional financial adviser before deciding how to vote.

ABN 82 010 975 612

LETTER TO SHAREHOLDERS

Dear Shareholder

This General Meeting has been called to seek approval of Progen Shareholders to a number of resolutions associated with the proposed merger of Progen with Avexa Limited (“Avexa”) and a proposed $20 million share buy back.

At Progen’s AGM, I announced that Progen intended to assess merger and acquisition options that could deliver value for shareholders in excess of $1.10 per share.  Following a review of opportunities, Progen announced plans on 22 December to merge with Avexa to create one of Australia’s leading biotechnology companies.  The directors confirm their unanimous recommendation for the current merger with Avexa and believe that the Merger has the potential to deliver value in excess of $1.35 per share and hence is in the best interests of shareholders as a whole.

Assuming the Merger is approved by Progen and Avexa Shareholders and the Court, Progen Shareholders will have the following options:

•                                                          maintain their shareholding in the merged company to be called Avexa Pharmaceuticals Limited(1). The implied per share value of the merged company to Progen Shareholders is $1.35 per share (based on the exchange ratio and the share price of Avexa immediately prior to the transaction announcement).  BDO Kendalls Corporate Finance (QLD) Limited (“BDO Kendalls”), the independent expert appointed to report on the Buy Back, has determined that a discounted cash flow valuation of ATC implies a value of $2.03 to $3.18 per share for the Merged Entity

•                                                          sell their shares into the Buy Back at a price of $1.10 per share(2)

•                                                          sell part of their shares into the Buy Back and maintain part of their shareholding in the merged company.

Avexa is a Melbourne based biotechnology company with a focus on discovery, development and commercialisation of small molecules for the treatment of infectious diseases.

Avexa’s lead program is apricitabine (ATC), an anti-HIV drug which has successfully completed the 48 week dosing of its Phase IIb trial and is currently in Phase III trials in over 130 specialist HIV centres in 15 countries.  Avexa’s key earlier stage projects include its HIV integrase program and an antibiotic program for antibiotic-resistant bacterial infections.

The primary focus of the Merged Entity will be the continued development of ATC.  Your Directors have undertaken extensive due diligence on Avexa in general and on Avexa’s lead compound, ATC, including receiving advice from two internationally recognised experts in the HIV field.  To date, the results of ATC’s clinical trials have been promising.  Avexa expects to release Week 16 data from the ATC Phase III trial in the second quarter of 2009 which will provide information on the progress of the trial, and week 24 data in late 2010.  Both of these milestones are likely to be major value inflection points in the development of ATC, and a positive outcome in respect of the week 24 data may allow the Merged Entity to apply for a New Drug Application filing in early 2011.

Lonergan Edwards & Associates Limited (“LEA”), an independent expert commissioned by Avexa for its shareholder meeting to be held to consider the Scheme, has valued ATC at $151.4m to $225.8m(3).  BDO Kendalls, the independent expert appointed by Progen to consider

(1) Name change from Progen Pharmaceuticals Limited to Avexa Pharmaceuticals Limited is subject to shareholder approval at this meeting.

(2) The Buy Back is subject to shareholder approval and a cap of $20 million, representing 18,181,818 shares or approximately 30% of Progen Shares on issue. If the cap is exceeded shareholders will be scaled back on a pro-rata basis.  The Merger may proceed if it is approved by Progen Shareholders even if the Buy Back is not approved.

(3) Prior to taking into account finance risks and the dilution likely to arise in order to raise the additional equity capital required to fund future development costs.

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the Buy Back, have also concurred, in all material respects, with the valuation methodology and calculations of ATC prepared by LEA(4).

The key anticipated outcomes of the Merger include:

•                                                          creating one of Australia’s leading biotechnology companies

•                                                          bringing together a diverse portfolio of assets across oncology and infectious diseases at various stages of development with both near and long term milestones and significant market potential

•                                                          facilitating the continued key focus on the further development of ATC, which is one of only two new HIV therapies in Phase III clinical trials anywhere in the world. To date, the results of ATC’s clinical trials have been promising.  Avexa expects to release Week 16 data from the ATC Phase III trial in the second quarter of 2009, which will provide information on the progress of the trial. This may prove to be an important value inflection point

•                                                          creating a merged balance sheet with a projected cash balance of over $60 million, which is expected to provide sufficient cash to fund, amongst the merged group’s other selected projects, the clinical trials of ATC through to the week 24 milestone of the first Phase III study, expected late 2010.  This milestone is a key value inflection point and a positive outcome could potentially result in a new drug application (“NDA”) filing for ATC in early 2011, based on this data

•                                                          enhancing the merged group’s ability to realise the significant benefits of progressing a combined oncology and anti-viral portfolio of pharmaceutical technologies, including research synergies, clinical development and regulatory pathways

•                                                          improving the merged group’s flexibility to license and create partner programs.

•                                                          enabling Progen Shareholders to have the option to receive a return of cash through the proposed share Buy Back at $1.10 per share(5),

The Merger is subject to approval by Avexa Shareholders and the Court of a scheme of arrangement under which the Avexa Shareholders will receive one Progen Share for every 12.857(6) Avexa Shares.  Your Board required as a condition to the Scheme coming into effect that Progen Shareholders also approve the Merger by ordinary resolution.

Based on the closing prices of both Progen ($0.90) and Avexa ($0.105) on the business day before the Merger announcement, this ratio implies a value of $1.35 per Progen Share, a premium of 49.6%.  The implied value per Progen Share of $1.35 is greater than the expected cash backing per Progen Share of between $1.10 and $1.15 at the proposed effective date of the Merger.

The merged entity will be owned 56% by Progen Shareholders and 44% by Avexa Shareholders, assuming the $20 million buy back is fully subscribed and there is no adjustment to the exchange ratio under the transaction terms if Progen’s cash balance is less than anticipated.

The enclosed Notice of Meeting and Explanatory Memorandum contain important information about the proposed merger and the following resolutions:

•                                                          approval of the Merger

•                                                          a change of company name to Avexa Pharmaceuticals Limited (subject to the Merger being completed)

(4) BDO Kendalls report is on the Buy Back and BDO Kendalls expresses no opinion on the Merger.

(5) The Buy Back is subject to shareholder approval and a cap of $20 million, representing 18,181,818 shares or approximately 30% of Progen Shares on issue. If the cap is exceeded shareholders will be scaled back on a pro-rata basis.  The Merger may proceed if it is approved by Progen Shareholders even if the Buy Back is not approved.

(6) This ratio is subject to adjustment if Progen's Liquid Asset balance is less than $67.5 million 2 days before the Second Court Hearing - see section 1.5 of the Explanatory Memorandum for details.

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•                                                          approval of the proposed $1.10 per share Buy Back to Progen Shareholders.

Importantly, the Explanatory Memorandum sets out the Board’s views on the advantages and potential disadvantages and risks of the Merger and information on the options likely to be available to the Progen Board if the Merger does not proceed for any reason.

The Board engaged BDO Kendalls to provide an independent expert report on the advantages and disadvantages of the Buy Back as well as the value of the shares in the merged company for the purposes of the Buy Back.  A copy of that report is enclosed.  BDO Kendalls has concluded that on balance and in the absence of an alternative proposal, the approving of the proposed voluntary share Buy Back is in the best interests of the Progen Shareholders.

BDO Kendalls do not provide an opinion as to whether or not a shareholder should offer their shares to be bought back if the proposed voluntary share Buy Back is approved.  This is a matter for individual shareholders depending on their own circumstances.  Progen Shareholders should note that the BDO Kendalls report is on the Buy Back and BDO Kendalls expresses no opinion in relation to the Merger.

You may be aware that a group of Progen Shareholders holding just over 5% of shares on issue (including Cytopia Limited) have requisitioned a shareholders meeting to consider resolutions to approve a 100% buy back of shares, the removal of all current directors and appointment of three new directors (who are shareholders in Cytopia Limited) and to rescind previous shareholder resolutions, including any resolution to merge with Avexa.  Cytopia Limited has declared that the new directors proposed by the shareholder group have a declared platform of exploring a merger between Cytopia Limited and Progen.  The Progen Board will respond appropriately to the requisition in due course.

Cytopia’s announcement of the requisition made to ASX on 28 January 2009 refers to a proposed merger with Progen.  Incomplete and non-binding proposals were received from Cytopia last year before Progen entered into its Merger Implementation Agreement with Avexa.  The Cytopia proposals were considered by the Board of Progen to be inferior to the current merger proposal with Avexa.  No further merger proposal has been received from Cytopia.  There are no details of the Cytopia proposal referred to in the announcement, so there is uncertainty as to what terms it is offering, what its strategy would be going forward and what cash balance a combined group would have to support operations.

Your Board unanimously recommends that you support the Avexa Merger by voting FOR all of the resolutions at this General Meeting.  However, you should note that only Resolution 1, approving the Merger, is required to be passed for the Merger to proceed.  The Merger is not conditional on any of the other resolutions being passed, including the resolution to approve the Buy Back.

The Buy Back booklet containing information in the Buy Back invitation is scheduled to be despatched to you before the General Meeting.  Indicative timing is set out in the Explanatory Memorandum.  However, it is important to note that completion of the Buy Back is conditional on the Merger being approved and becoming effective.

We look forward to seeing you at the General Meeting.  If you cannot attend, we encourage you to appoint a proxy to attend and vote on your behalf.  Instructions on how to do so are contained in the enclosed proxy form.

If you are unsure how to respond to the information in the Meeting Documentation or on how to vote, we encourage you to consult your professional financial adviser.

We look forward to your continued support in this exciting new era for your company.

Yours sincerely

Dr Mal Eutick OAM, Chairman

2 February 2009

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NOTICE OF GENERAL MEETING

Notice is given that a General Meeting of Progen Pharmaceuticals Limited will be held at Kamisama Room, Level 6, 320 Adelaide Street, Christie Corporate Building, Brisbane QLD 4000 on Wednesday, 11 March 2009 at 10.00 am.

BUSINESS

RESOLUTION 1 – MERGER WITH AVEXA LIMITED

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

“That the Company approve the acquisition of 100% of the issued share capital of Avexa Limited (“Avexa”) pursuant to the terms and conditions of a scheme of arrangement to be approved by the Avexa Shareholders and the Supreme Court of Victoria (or such other court of competent jurisdiction) in accordance with the Corporations Act, the Merger Implementation Agreement and the Deed Poll (“Merger Terms”), in consideration for the issue of one fully paid ordinary share in the Company for every 12.857 Avexa Shares (or otherwise as adjusted in accordance with the Merger Terms).”

RESOLUTION 2 – CHANGE OF NAME

To consider and if thought fit, to pass the following resolution as a special resolution:

“That subject to and conditional upon the passing of Resolution 1 and subject to and conditional upon the scheme of arrangement to be approved by the Avexa Shareholders and the Supreme Court of Victoria in accordance with the Corporations Act (“Scheme”) becoming effective, for the purposes of section 157 of the Corporations Act and for all other purposes the name of the Company be changed to Avexa Pharmaceuticals Limited with effect from a date to be determined by the Directors that is no later than the Implementation Date of the Scheme.”

RESOLUTION 3 - BUY-BACK OFFER

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

“That subject to and conditional upon the passing of Resolution 1 and for the purposes of section 257C of the Corporations Act and for all other purposes, the Company authorise and approve an off-market buy-back of up to a total of 18,181,818 Progen Shares (approximately 30% of Progen Shares on issue) at a price of $1.10 per share (in aggregate being a maximum of $20,000,000) on the terms described in the Explanatory Memorandum which accompanies this Notice of Meeting.”

BY ORDER OF THE BOARD

John Lee

Company Secretary

2 February 2009

VOTING INSTRUCTIONS AND PROXIES

Voting at the meeting

1.                           If you are able to attend the meeting, on a show of hands each Progen Shareholder present may cast one vote. A Progen Shareholder present includes a person present as a proxy, attorney or body corporate representative. However, if a Progen Shareholder holds two or more appointments and these appointments direct the proxy to vote in different ways, then the proxy cannot vote on a show of hands.

2.                           On a poll, Progen Shareholders have one vote for every fully paid ordinary share held.

3.                           Progen has determined that for the purposes of voting at the meeting or adjourned meeting, ordinary shares will be taken to be held by those persons recorded in the register of Progen Shareholders as at 7.00 pm Sydney time on Monday, 9 March 2009.

Appointment of a proxy

4.                           If you are a Progen Shareholder and you are unable to attend and vote at the meeting, and wish to appoint a proxy, you can do so by using the enclosed proxy form. A proxy need not be a Progen Shareholder.

5.                           The attached proxy form must be completed and lodged in accordance with the instructions on the form.  Alternatively you can lodge your proxy appointment online at

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www.investorvote.com.au in accordance with the instructions on the enclosed proxy form.

6.                           A Progen Shareholder who is entitled to appoint a proxy may appoint one or two proxies if the Progen Shareholder is entitled to more than one vote.  If appointing two proxies, the appointment may specify the proportion or number of votes that each proxy may exercise.  If this is not specified, each proxy may exercise one half of the votes, in which case any fraction of votes will be disregarded.

7.                           If a Progen Shareholder appoints the Chairman of the meeting as the Progen Shareholder’s proxy and does not specify how the Chairman is to vote on an item of business, the Chairman will vote, as proxy for that Progen Shareholder, in favour of that item on a poll.

Note to Shareholders located in the United States

8.                           If you are a shareholder located in the United States, you should be aware that the disclosure requirements regarding the Buy Back are different from the requirements that would apply if the Buy Back was for shares in a United States company.  Furthermore, because most of Progen’s directors and executive officers reside outside of the United States and all or a substantial portion of the assets of these persons and a substantial portion of Progen’s assets are located outside the Untied States, it may not be possible for shareholders to effect service of process within the United States upon such persons or to enforce against them judgments obtained in United States courts predicated upon the civil liability of the federal securities laws of the United States.

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EXPLANATORY MEMORANDUM

The following information has been prepared to assist Progen Shareholders with their consideration of the resolutions set out in the accompanying Notice of General Meeting of Progen Pharmaceuticals Limited.

Definitions and data

Capitalised terms used in this Explanatory Memorandum have special meanings.  These are listed in the Definitions at the end of this Explanatory Memorandum.  The report in Annexure C has its own defined terms which are sometimes different from those in the Definitions.

Unless otherwise stated, all data contained in charts, graphs and tables is based on information available at the date of the Notice of Meeting.  All references to time are references to the time in Sydney, Australia.  All references to $, A$ or AUD are to Australian dollars, unless otherwise specified.

Forward looking statements

Certain statements in this Explanatory Memorandum relate to the future.  These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements to be materially different from expected future results, performance or achievements expressed or implied by those statements.  These statements reflect only views held at the date of the Notice of Meeting.

Other than as required by law, none of Progen or Avexa, any directors of those companies nor any other person gives any representation, assurance or guarantee that the events expressed or implied in any forward looking statements in this Explanatory Memorandum will actually occur and you are cautioned not to place undue reliance on such future statements.

Estimates

Unless otherwise indicated, all references to estimates and derivations of the same in sections 1.7, 1.9 and Annexure A of this Explanatory Memorandum are references to estimates by Avexa management, and all other references to estimates and derivations in this Explanatory Memorandum are references to estimates by Progen management.

Management estimates are based on views at the date of the Notice of Meeting, and actual facts or outcomes may be materially different from those estimates.

Effect of rounding

A number of figures, amounts, percentages, prices, estimates, calculations of value and fractions in this Explanatory Memorandum, including but not limited to those in respect of the Scheme Consideration, are subject to the effect of rounding.  Accordingly, the actual calculation of these figures may differ from the figures set out in this Explanatory Memorandum.

Responsibility for information and consents

The information concerning Avexa contained in this Explanatory Memorandum in sections 1.8, 1.9, 1.10 and Annexure A (except to the extent it relates to profiles of Progen Directors, or it is based on Progen Financial Information as specified in Annexure A), including financial information and information as to the views of Avexa and its directors (“Avexa Information”), has been provided by Avexa and its directors and is solely the responsibility of Avexa.  Avexa has consented to the inclusion of the Avexa Information and statements based on the Avexa Information, in the form and context in which they appear, and has not withdrawn that consent as at the date of the Notice of Meeting.

The information concerning Progen contained in this Explanatory Memorandum including information as to the views of Progen and its directors (“Progen Information”) has been prepared by Progen and its directors and is solely the responsibility of Progen.

Neither Progen nor its related bodies corporate or advisers assume any responsibility for the accuracy or completeness of the Avexa Information.  Neither Avexa nor its related bodies corporate or advisers assume any responsibility for the accuracy or completeness of the Progen Information.

BDO Kendalls Corporate Finance (QLD) Limited (“BDO Kendalls”) has prepared the Independent Expert’s Report set out in Annexure C and has consented to the inclusion in the Notice of Meeting of its report and of statements based on its report, in the form and context in which they appear, and has not withdrawn that consent as at the date of the Notice of Meeting.

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Progen Shareholders should note that this report is on the Buy Back and BDO Kendalls expresses no opinion in relation to the Merger.

Lonergan Edwards & Associates Limited (“LEA”) has consented to the inclusion of references to its Independent Expert Report prepared for the Avexa Shareholders in this Notice of Meeting and in the report by BDO Kendalls.  That report has been prepared for use by Avexa Shareholders and does not consider the position of Progen Shareholders.  LEA disclaims any responsibility to Progen Shareholders for that information.  Progen Shareholders must make their own assessment of this information.

RESOLUTION 1: MERGER WITH AVEXA LIMITED

Introduction

This part of the Explanatory Memorandum provides information about Resolution 1, the approval of the proposed Merger of Progen with Avexa.   Each of your Directors recommends that you vote in favour of Resolution 1.

Overview of the Merger

On 22 December 2008, Progen and Avexa announced a proposal for Progen to acquire all of the issued Avexa Shares by way of a scheme of arrangement in accordance with the Merger Implementation Agreement. A copy of the Merger Implementation Agreement was released to ASX on 22 December 2008 and can be seen on Progen’s announcement platform on the ASX website (www.asx.com.au) and on Progen’s website (www.progen-pharma.com).

If approved by Avexa Shareholders and the Court, and subject to the conditions precedent set out below, all Avexa Shareholders will receive one Progen Share in exchange for every 12.857 Avexa Shares held by them in exchange for transferring all of the shares in Avexa to Progen.  Avexa will then be delisted from ASX and become a wholly-owned subsidiary of Progen.

In support of its obligations under the Merger Implementation Agreement, Progen will execute the Deed Poll in favour of Avexa Shareholders.  A copy of the Deed Poll is available on Progen’s website (www.progen-pharma.com).

Summary of Matters Relevant to Your Vote for the Merger - Resolution 1

•                                        Directors unanimously recommend you vote in favour of the Merger - In the absence of a superior alternative proposal, the Progen Directors unanimously recommend that you vote in favour of the Merger. The Progen Directors who hold Progen Shares intend to vote their shares in favour of the Merger.

•                                        Choice of receiving cash or maintaining scrip in Merged Entity  – Progen Shareholders can elect to receive:

•                  cash consideration under the Buy Back of $1.10 per share(7), or

•                  maintaining scrip in the Merged Entity valued at $1.35 per share(8), or

•                  a combination of the above two options.

•                                        49.6% Premium to share market prices - Based on the closing prices of Progen ($0.90) and Avexa ($0.105) on the business day before the Merger announcement, the exchange ratio implies a value of $1.35 per Progen Share. This represents a premium of 49.6% to the closing price of Progen on the business day before the Merger announcement. BDO

(7) The Buy Back is subject to shareholder approval and a cap of $20 million, representing 18,181,818 shares or approximately 30% of Progen Shares on issue. If the cap is exceeded shareholders will be scaled back on a pro-rata basis.  The Merger may proceed if it is approved by Progen Shareholders even if the Buy Back is not approved.

(8) Based on the exchange ratio and the share prices of Progen and Avexa immediately before the transaction announcement

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Kendalls, the independent expert appointed to report on the Buy Back for Progen Shareholders, has valued the Merged Entity at $2.03 to $3.18 per share based on a discounted cash flow analysis of ATC.

•                                                          Outcome of Strategic Review – The Progen Board appointed PricewaterhouseCoopers Securities Limited to conduct a strategic review of available options for Progen. Other merger opportunities were considered. However, the current proposed Merger with Avexa was considered the most attractive to Progen Shareholders. Before entering into the Merger with Avexa the Progen Board conducted due diligence on Avexa in general and on Avexa’s lead compound ATC, including receiving advice from two internationally recognised experts in the HIV field.

•                                                          No brokerage or stamp duty – No brokerage or stamp duty will be payable by Progen Shareholders who participate in the Buy Back or by those who maintain their Progen Shares in the Merged Entity.

•                                                          Further information on the advantages and disadvantages and risks of the Merger are contained in section 1.11.

Overview of Merger implementation steps

The key steps to implement the Merger through the Scheme are:

•                                                          Avexa Shareholders will vote on whether to approve the Scheme at their Scheme Meeting expected to be held on 20 March 2009.

•                                                          If the required majority of Avexa Shareholders approve the Scheme, and the conditions precedent have been satisfied or waived, then Avexa will apply to the Court to approve the Scheme at the Second Court Hearing and it will become effective on lodging a copy of the Court order at the ASIC.

•                                                          On the Implementation Date, Progen will acquire all of the Avexa Shares (other than those already held by Progen) and Avexa Shareholders (other than Progen) will be issued New Progen Shares.

One of the conditions precedent is that Progen Shareholders must approve the Merger by ordinary resolution.  That is the purpose of Resolution 1 at this General Meeting.  If Resolution 1 is not passed, then the Merger will not proceed.  A break fee of $500,000 will be payable by Progen to Avexa in these circumstances.

Avexa and Progen each have rights and obligations in connection with the implementation of the Scheme under the Merger Implementation Agreement. The Merger Implementation Agreement also includes the conditions precedent, termination rights, ‘break fee’ arrangements, exclusivity arrangements and various other matters.

The key terms of the Merger Implementation Agreement are summarised in sections 1.6 (Conditions Precedent) and 1.13.

Consideration

Avexa Shareholders who hold Avexa Shares will receive one Progen Share in exchange for every 12.857 Avexa Shares held by them.  This will result in the issue of approximately 33,030,279 New Progen Shares.

If the Progen Liquid Asset balance is below $67.5 million but above $66 million two days prior to the Second Court Hearing, then the Scheme Consideration will increase according to the following formula:

Adjusted Scheme Consideration Ratio = Avexa Share Price divided by Adjusted Progen Share Price where:

Avexa Share Price = 10.5 cents

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Adjusted Progen Share Price = 81,536,715 – (67,500,000 – Progen Liquid Assets)

60,570,131 shares

For the purposes of this formula, Progen Liquid Assets will consist of cash plus trade and other receivables, prepayments and deposits, less trade payables, provisions and debt.

If Progen Liquid Assets are below $66 million two days prior to the Second Court Hearing, Avexa has the right to withdraw from the Merger.

Conditions Precedent

The Scheme is subject to a number of conditions precedent.  In summary, these include:

•                                                          that the Scheme receives any necessary consents or approvals by ASIC, ASX and any other applicable regulatory bodies;

•                                                          that the Avexa Shareholders approve the Scheme in the requisite majorities under the Corporations Act;

•                                                          that the Progen Shareholders approve the Merger by ordinary resolution;

•                                                          that Progen has received irrevocable resignations of the Progen Outgoing Directors (accepted by the Progen Board) and irrevocable consents from the Avexa Incoming Directors (appointed by the Progen Board);

•                                                          the Court approves the Scheme;

•                                                          the ASX has not refused to quote the New Progen Shares;

•                                                          Avexa’s Independent Expert issues a report recommending that Avexa Shareholders vote in favour of the Scheme;

•                                                          no Prescribed Event has occurred for Progen or Avexa;

•                                                          Progen signs and delivers the Deed Poll;

•                                                          the representations and warranties given by the parties remain true and correct as at 8.00am on the date of the Second Court Hearing; and

•                                                          there is no exercise of adverse rights under any agreement as a result of the change of control in Avexa.

The other key terms of the Merger Implementation Agreement are summarised in section 1.12.

About Progen

Shareholders will be familiar with Progen and its recent history.

Progen is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  Progen targets the multiple mechanisms of cancer across its three technology platforms, angiogenesis, epigenetics and cell proliferation.  Progen has operations in Australia and the United States of America.

Progen Shareholders will be aware that the Progen Board made the commercial decision to discontinue the Phase 3 PATHWAY clinical trial of its lead compound PI-88 in July 2008. This decision was made based on a number of factors including slower than expected recruitment and a lack of a commercially viable development partner. Without these aspects Progen was not convinced that the drug would make it efficiently through to market launch in a time frame that would create a return on investment.

By making this decision early rather than closer to the end of the Phase 3 trial, it enabled the company to focus its resources on its earlier stage pipeline of drug candidates which are believed to have greater value to shareholders. In particular, this includes, the PI-88 franchise

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extension program, the 500 series that are focused on the same mechanism as PI-88 but with substantial improvements in efficacy and manufacturability.

Since July 2008, Progen has been assessing many different opportunities for to expand its portfolio to once again include later stage, closer to market drug candidates. The Avexa Merger represents an excellent opportunity for Progen to do this.

The directors of Progen have unanimously recommended the current Merger with Avexa. The Progen Board believes that the current Merger proposal with Avexa is in the best interests of Progen Shareholders as a whole. Before entering into the Merger Implementation Agreement with Avexa, the Progen Board conducted extensive due diligence on Avexa with particular focus on the commercialisation prospects of Avexa’s lead compound, ATC.

Progen is listed on ASX and as an ASX listed company and a “disclosing entity” under the Corporations Act, it is subject to regular reporting and disclosure obligations.  Broadly, these require Progen to announce price sensitive information to ASX as soon as it becomes aware of the information, subject to exceptions for certain confidential information.  This information can be obtained through Progen’s announcement platform on the ASX website (www.asx.com.au).

Additionally, copies of documents lodged with ASIC in relation to Progen may be obtained from, or inspected at, an ASIC office.

In particular, Progen Shareholders can access the last annual report of Progen, including its financial statements and reports for the financial year ended 30 June 2008, at Progen’s announcement platform on the ASX website (www.asx.com.au) or on Progen’s website (www.progen-pharma.com) or by calling Progen on +61 7 3842 3333.  Summary historical financial information for Progen can be found in the report by BDO Kendalls in Annexure C.

Information on Avexa

Overview of Avexa and its principal activities

Avexa is a biotechnology company focused on the research and development of medicines for infectious disease. Avexa’s primary focus is on developing innovative treatments for infectious diseases.  Avexa is headquartered in Melbourne, Victoria, Australia and currently has 31 employees. Avexa is publicly traded on ASX under the symbol “AVX”.

Avexa’s lead compound is apricitabine (ATC), a new antiretroviral drug for the treatment of HIV-infected patients who have drug-resistant HIV infections and whose current treatments are no longer effective as a result. ATC has successfully completed the 48 week dosing period of its Phase IIb trials, and a Phase III trial program is now underway. The results of the Phase IIb trial at 48 weeks surpassed the outstanding findings of potent activity, excellent safety and tolerability and lack of ATC-resistance seen at week 24 of the Phase IIb trial.  As a result of working closely with the regulatory authorities to incorporate their feedback into trial design, the FDA has granted ATC accelerated review and fast track status. Further information on ATC is set out below.

In addition to ATC, Avexa has a number of promising early stage programs.

•                                                          Avexa maintains active research programs targeting HIV Integrase, each with the ultimate aim of identifying novel viral inhibitors of the key viral process of integration. Avexa is well placed with this program targeted to compete with the only marketed integrase inhibitor and its closest rival in terms of dosing and resistance.  Further information on the HIV Integrase program is set out below;

•                                                          Avexa also has an early-stage anti-infective research and development effort which is focused in the pre-clinical antibacterial area, targeting the large and growing MRSA (methicillin-resistant Staphylococcus aureus) infections market. Thus far, Avexa’s work has demonstrated activity against a broad range of antibiotic-resistant genotypes including methicillin-, vancomycin-, linezolid-, and Synercid®-resistance.  Further information on Avexa’s antibiotic program is set out below; and

•                                                          Avexa has entered into collaboration with TargetDrug of Shanghai to develop small molecule inhibitors of Hepatitis C Virus. The current standard treatment of pegylated interferon and ribavirin is ineffective in nearly 50 per cent of HCV infected patients and is accompanied by serious side-effects. No small molecule inhibitors that specifically target HCV gene-products are currently on the market and there is a major unmet

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medical need for more effective, better tolerated treatment options. Further information on Avexa’s HCV Inhibitors program is set out below.

The clinical status of Avexa’s programs is summarised in the table below.

Avexa history

Avexa was formed in 2004 after Zenyth Therapeutics Limited (then Amrad Corporation Limited) undertook a strategic review of its portfolio and concluded that it should focus on its core business of protein and antibody based therapies for inflammatory diseases and cancer. As a result, Amrad’s anti-infectives drug portfolio was demerged into Avexa.

In January 2005, Avexa licensed the rights to ATC, a new anti-HIV drug in Phase II development, from Shire.

In April 2006 and April 2007, Avexa undertook capital raising to accelerate preparations for the Phase III development of ATC, Avexa’s most advanced project. The license arrangements were renegotiated in January 2007 and August 2008, in part to reduce Shire’s entitlement to future milestone payments.

Apricitabine (ATC)

ATC is a new antiretroviral drug for the treatment of HIV-infected patients who have drug-resistant HIV infections and whose current treatments are no longer effective as a result. An overview of ATC is set out in figure 1 below.

Product type: Indication: Development status: Project Status:	Nucleoside analogue Treatment of drug resistant HIV With extensions, potential protection in the EU and the United States exists until 2027 IND and fast track approval and accelerated approval	Apricitabine (ATC)

Figure 1: Overview of ATC

ATC is a cytidine analogue belonging to the class of drugs known as NRTIs (nucleoside reverse transcriptase inhibitors). These drugs inhibit the HIV reverse transcriptase (RT) and because the RT is essential for replication they stop replication of the virus in the patient. The particular advantage of ATC is that it retains potent activity against strains of virus which have developed resistance to the commonly used drugs. These resistant viruses have mutations in the HIV RT such as the M184V mutation, thymidine analogue mutations (TAMs) and other nucleoside analogue mutations (NAMs) which make many of the currently used drugs ineffective.

In addition to its activity against resistant HIV, ATC has also been shown to be very safe and well tolerated in clinical studies, in contrast to some currently used therapies which produce unpleasant and sometimes dangerous side effects. The side effects that are associated with other NRTIs are myelotoxicity resulting in anaemia, hyperlipasemia resulting in pancreatitis and mitochondrial toxicities resulting in peripheral neuropathies.  None of these NRTI-associated side effects have been associated with ATC in any of the trials undertaken so far.  In fact, all the preclinical data derived to date indicate an absence of any of the underlying activities that can give rise to these side effects.  ATC is also very easy to dose: it can be taken with or without food, and can be taken with other HIV drugs or other medications without concerns over possible drug interactions. This is a further advantage of ATC, as some other HIV drugs have

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restrictions upon which other drugs can be taken at the same time, which creates difficulties for the clinical management of patients. It also means that a larger number of potential candidates for combination therapy with ATC are possible. Taken together, these properties suggest that ATC will be an attractive addition to the currently available HIV treatments, particularly for patients with drug resistant virus and also for those patients who find that side effects to their current NRTIs prohibit good compliance.

ATC entered its first preclinical trial in November of 2000 in Canada. Since then, ATC has successfully completed six Phase I trials throughout the US and UK, a Phase IIa trial in Argentina, Thailand and South Africa and a Phase IIb trial in drug-resistant HIV patients in Argentina and Australia.

ATC has strong intellectual property protection, with claims in six families of patents, filed extensively in all the major jurisdictions as well as significant emerging markets.

(a)                                   Phase IIb extension study

Data from 48 weeks of treatment with ATC in the Phase IIb trial were reported in March 2008.  The analysis showed that the activity and safety of ATC was maintained, and in fact continued to improve, for up to 48 weeks of therapy in these patients, who were resistant to currently used drugs.  No evidence of patients developing resistance to ATC itself was seen.  Patients who initially received the competitor drug lamivudine for the first 24 weeks, but then switched to ATC, showed particular improvements after switching to ATC.  Over 85% of patients on ATC achieved virus levels in their blood that were so low as to be undetectable.  This outstanding decrease in viral levels in the blood was associated with an equally outstanding increase in these patients CD4 cell levels.  The CD4 cell level is a direct marker of an individual’s immune system, and these studies demonstrate that ATC can, by lowering virus levels in the blood, allow the body to recover its immune system.  The lack of resistance is clear evidence that the virus is not being allowed to replicate and this in turn allows the CD4 cell level to return back towards more normal and appropriately functioning levels.

Furthermore, no patients withdrew because of side effects related to ATC, and there were no serious side effects that were related to treatment with ATC.  These excellent results indicate that patients may be able to continue to take ATC long term without any loss of activity due to resistance or diminished compliance due to safety or tolerability. This is important, since patients must continue to take their HIV medication for the rest of their lives.

Avexa is due to release 96 week Phase IIb data in the first quarter of 2009.  While there can never be any guarantee of success, Avexa notes that some patients have been safely treated with ATC for over three years.

(b)                                   Phase III trials

Following successful discussions with both the US (FDA) and European (EMEA) regulatory authorities, after the Phase I and Phase II trials, a pivotal Phase III trial (AVX-301) for ATC was initiated at the end of 2007 as scheduled. This was a major achievement for both the ATC project and for Avexa, and represents the final stage of development for ATC.

Phase III trials for ATC are progressing well. Avexa has been granted a priority review (designation given to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists) from the FDA and has initiated sites for the initial pivotal study and an extension study.  The Phase III trial is being conducted in over 130 specialist HIV centres in 15 countries. The countries participating in the study, to date, are Argentina, Australia, Belgium, Canada, France, Germany, Guatemala, Israel, Italy, Peru, Puerto Rico, South Africa, Thailand, the UK and the US. Recruitment of 160 patients for the first component of the Phase III trial of ATC has now been successfully completed ahead of schedule.

The current Phase III study has been designed to explore both an 800mg and 1200mg twice daily dose. The Company is confident that the 800mg dose will be adopted for

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Phase III studies. Avexa has a collaborative dialogue with the FDA and has received clear guidance to examine the high dose (1200 mg) to obtain a larger and longer safety database for ATC at higher than expected therapeutic levels of the drug and also to further confirm the optimal dosing strategy indicated from the Phase IIb trial.

The Phase III program will have two studies, the first of which will have two doses of ATC initially and then drop a dose in week 16. The second study will have a single dose of ATC. Both trials will compare ATC to one of two existing drugs currently on the market, either 3TC or FTC with a week 24 primary endpoint. The studies will be investigating activity in resistant patients (similar to the Phase IIb 48 week trial population).  It is expected that approximately 900 patients are required for each study, with the trial powered to 85% to show a difference between the ATC and control arms in patients reaching undetectable viral loads.

There are two key near and medium term milestone events:

•                                          week 16 data expected to be available in the second quarter of 2009.  This milestone will provide the first indication of safety and activity results associated with each of the two dose components of the Phase III trial and allow the cessation of one arm of the study; and

•                                          week 24 data expected to be available in the second half of 2010.  This milestone could represent an important value inflection point in the development of ATC, as a positive outcome may allow the Merged Entity to apply for a New Drug Application filing in early 2011.

The cost of the Phase III trial first study from January 2009 to the end of the week 24 milestone point in late 2010 is estimated at approximately A$45 million, based on a range of assumptions regarding patient recruitment, longevity, exchange rates and outcome of tests.  The additional cost to complete the Phase III program including initial Phase III study beyond the week 24 primary endpoints, extension studies post regulatory approval, a second study and launch preparations, is estimated at up to $110 million based on the same assumptions.  These estimates also assume that a partnership agreement in which some of these costs would be shared with the partner is not finalised.

While there can never be any guarantees of success (including in respect of the outcome of the week 16 data and the week 24 data), the Avexa Directors consider that with adequate funding, the probability of ATC successfully completing its clinical trial end-point is high.  Based on publicly available information, Avexa management believes that every HIV drug that has entered Phase III development has subsequently received regulatory approval and reached the market.  Moreover, Avexa has made every effort to design the Phase III trial to be as similar to the design of the Phase IIb study as possible.  Given the clear and exciting results obtained from that study, the Phase III study would be expected to have mitigated many of the inherent design risks and have a high probability of clinical end-point success. Recent entrants into the HIV market have consistently generated increasing sales revenue owing to the expanding and changing market for HIV drugs, particularly where such entrants have advantages over existing drugs in terms of safety, efficacy and resistance, as is the clear case for ATC.

(c)                                   Intended market

From statistics collected by the World Health Organisation in 2008 , there are approximately 2 million people infected with HIV in North America (1.2 million people) and Western Europe (730,000 people). An additional 1.5 million people in Eastern Europe and Central Asia are infected with HIV.(9)  Of those people infected by HIV in North America, about 500,000 are receiving treatment.  The intended market for ATC is HIV patients who have the M184V resistant strain, often found in patients with

(9) Reference: http://www.globalhealthreporting.org/diseaseinfo.asp?id=23.

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resistance to 3TC or FTC(10).  However, ATC has also shown good activity against wild-type HIV, and HIV patients with TAMS resistance.

This positions ATC ideally as a second, third and fourth line therapy for the ongoing treatment of HIV for patients who are no longer benefiting from the 3TC or FTC treatment regimen.  The market potential for this is significant.  An estimated 60% of treated patients are in second, third or fourth line therapy as a result of resistance arising to first line treatments.

The Avexa Directors are confident that ATC has the potential to capture a significant share of the market for treatment of these patients.

(d)                                   Partnering discussions

Avexa remains open to partnering the development of ATC (and its other programs) in order to share costs and expedite program development, commercialisation and marketing. However, to date, no proposal capable of acceptance has emerged that has been considered by the Avexa Directors to be in the best interests of Avexa Shareholders.

Avexa is currently in exploratory discussions with various parties in respect of potential partnering and commercialisation opportunities, both in the short and longer terms. Avexa will continue to pursue these and other partnering discussions during the course of the Phase III trial (both if the Merger is implemented or otherwise) with a view to maximising shareholder value.  The Avexa Directors remain confident in respect of the prospects of being able to enter into a value creating partnership arrangement for ATC in the future, subject to its continued successful development.

Other Avexa programs

(a)                                   HIV Integrase

HIV encodes three major enzymes which are required for the replication of the virus; Avexa is targeting the HIV integrase enzyme. Given that there is currently only one marketed drug that is targeted against the HIV integrase enzyme and only one HIV integrase inhibitor in Phase III clinical trials (Merck’s Isentress and Gilead’s elvitegravir, respectively), Avexa has a window of opportunity to position its integrase inhibitor in the newly developing integrase inhibitor market.

This molecule and its back-up were discovered by traditional screening and SAR medicinal chemistry. The molecules have activity against the raltegravir-resistant enzyme, resistant virus in the Monogram Bioscience assays and are orally bioavailable. In parallel, Avexa is using a fragment based drug discovery platform to discover new HIV-integrase inhibitors which act by different mechanisms to raltegravir and therefore have different resistance profiles and superior biological properties. This work is at an early stage but has yielded encouraging data on which to base several new series of molecules.

Key features of the HIV integrase lead compound include:

•                                          potency similar in-vitro to clinically relevant comparators;

•                                          potency in-vitro against clinically relevant integrase-inhibitor resistant enzyme and virus;

•                                          potential to increase potency and obtain a QD dosed drug; and

•                                          patent protection filed worldwide (2007) with an independent international search report indicating no prior art.

Avexa expects to file for an IND (Investigational New Drug Application through the FDA) for HIV Integrase in 2009.

(10) Around 50% of patients in second and third line therapy have the M184V mutation (Source: Datamonitor report).

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(b)                                   Antibacterial project

The occurrence of hospital-acquired infections is very common, with one in four patients admitted to hospital in the US developing some level of infection. Of these, approximately 5% die from bacterial infection and associated complications. Vancomycin is a drug used to overcome bacterial infections, but the prevalence of vancomycin resistance continues to increase. Moreover, there are currently few satisfactory treatments for vancomycin-resistant infections (VRI). Avexa is pursuing what it believes to be a unique approach to overcoming the problem of vancomycin resistance.

Avexa is synthesizing compounds that target the altered part of the vancomycin resistant strain of bacteria which gives rise to resistance. This series of compounds was discovered from computer modelling of the bacterial cell wall peptidoglycan interactions with vancomycin and the rational design of molecules to mimic that interaction. The compounds show anti-bacterial activity that is equal, or close to that of vancomycin in Staphylococcus aureus and slightly less active in Enterococcus faecium. An important observation on the lead compound is its high genetic barrier to selection for resistance in Staphylococcus aureus. While resistant strains have been isolated from in-vitro selection experiments, resistance to the Avexa compounds was selected only after more than 40 growth cycles of the bacteria in the presence of the lead drug candidate. In parallel control experiments, resistance to other antibiotics was selected much more quickly.

Key features of the MRSA antibacterial compounds include:

•	entirely novel class of compounds with Avexa owning the entire patent estate;

•	initial activity indicating bactericidal activity;

•	comparable activity to Bactroban in animal model after a single administration compared to two times daily administration for 5 days (for Bactroban);

•	high barrier to resistance, resistance only seen after more than 40 passages in the presence of compound;

•	activity against MRSA and numerous other drug-resistant strains of S. aureus;

•	exciting preclinical topical data; and

•	follow on compound for systemic indications identified.

Avexa expects to file an IND (Investigational New Drug Application through the FDA) for its Antibiotic programs at the end of 2009.

(c)                                     HCV inhibitors

Avexa has a program to develop small molecule inhibitors of Hepatitis C Virus (HCV). The program brings together a number of aspects of HCV technology that Avexa brought with it at its foundation. It also uses expertise and novel lead inhibitors of virus replication inherent in the Company. This program is being undertaken in collaboration with TargetDrug of Shanghai, China, and with the Shanghai Institute for Organic Chemistry.

Key features of the HCV inhibitors program include:

•                                       targeting HCV polymerase;

•                                       evaluating a series of novel targets; and

•                                       leveraging relationships with Target Drug and academic collaborators.

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Key alliances

(a)                                     Shire Pharmaceuticals Group

In January 2005, Avexa entered into an extensive license agreement with Shire covering ATC.  The license arrangements were renegotiated in January 2007 and August 2008. As part of the new arrangements, Shire increased its shareholding in Avexa to 11.1%. The other terms and conditions of the license remain confidential, but Avexa believes as a result of this latest renegotiation a substantially greater proportion of the future commercial value of ATC could accrue for the benefit of Avexa Shareholders.

(b)                                   Groupe Novasep

Avexa has a manufacturing agreement with Groupe Novasep. The agreement covers the continued production, process optimization, and further scale-up of the active pharmaceutical ingredient of ATC based upon the Varicol continuous chromatography system for use in Phase III clinical trials and in preparation for the commercial launch of the product.

(c)                                   Monogram Biosciences Inc

In March 2008, Avexa announced an exclusive collaboration with Monogram Biosciences Inc, a San Francisco-based world leader in testing resistance to drug therapies. Monogram has agreed to be the exclusive provider of HIV resistance and tropism testing technology in support of Avexa’s drug discovery and development programs. Monogram has an impressive portfolio of tests which Avexa believes will provide the accuracy and reliability that are necessary for studies that are intended to be submitted to the FDA and other regulatory agencies.

As discussed above, the Monogram collaboration has assisted in the initiation of the Phase III program for ATC. In addition, the collaboration with Monogram is expected to make a valuable contribution to Avexa’s other discovery and development programs, including the HCV program.

(d)                                   TargetDrug of Shanghai

As discussed above, Avexa is collaborating with TargetDrug of Shanghai to develop small molecule inhibitors of Hepatitis C Virus (HCV).

Strategy

Avexa’s overall long term strategy is to have a portfolio of marketed pharmaceutical products that fulfil an unmet medical need, have significant worldwide commercial markets and have appropriate patent protection to generate significant economic returns for Avexa’s Shareholders.

Avexa intends to achieve its strategy by building an anti-viral project portfolio of exciting new products capable of being developed through clinical trials and the regulatory and marketing approvals necessary to launch a product on the market but would consider discussions with potential partners for collaborations in specific areas to expedite project progress and increase market returns.

Financial information

The audited financial statements and reports of Avexa are available in Avexa’s 2008 Annual Report which was lodged with ASX on 21 October 2008 and is available on Avexa’s announcement platform on the ASX website (www.asx.com.au) and on Avexa’s website (www.avexa.com.au).  Summary historical financial information for Avexa can be found in the report by BDO Kendalls in Annexure C.

Avexa’s consolidated net loss after income tax for the 2008 financial year was $36,093,000 and for the 2007 financial year was $15,218,000.  Earnings per share was negative 8.9 cents, a decrease of 3.1 cents from the prior year which was negative 5.8 cents.

The increase in loss from FY07 to FY08 is primarily attributable to the scale up of activities associated with the commencement of the Phase III studies for ATC in FY08.  In FY07 the ATC clinical trials were only in Phase IIb.

Movements in cash balances for the half year ended 31 December 2008 are reported in Annexure A.

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As announced on 26 August 2008, during the half year Avexa renegotiated its licence arrangements with Shire for its apricitabine (ATC) program and consequently issued Shire with US$5 million worth of new equity (equal to 18.6 million shares) which equated to AUD$5,748,500.  This amount has been accounted for as both an increase in the intangible asset and issued capital of Avexa.

There are no other movements in balance sheet accounts for the half year that are considered material by Avexa.

Pro forma financial information on the Merged Entity is set out in Annexure A.

Substantial Shareholders

As at 15 January 2009, the following entities were substantial shareholders in Avexa:

Shareholder Name	Number of ordinary Shares	% of Shares held
Shire Biochem Inc	47,341,839	11.15

Availability of documents relating to Avexa

Avexa has been listed on ASX since 2004.  As an ASX listed company and a “disclosing entity” under the Corporations Act, Avexa is subject to regular reporting and disclosure obligations.  Broadly, these require Avexa to announce price sensitive information to ASX as soon as it becomes aware of the information, subject to exceptions for certain confidential information.  This information can be obtained through Avexa’s announcement platform on the ASX website (www.asx.com.au).

Additionally, copies of documents lodged with ASIC in relation to Avexa may be obtained from, or inspected at, an ASIC office.

Board and management

Proposed Board of Merged Entity

Under the terms of the Merger Implementation Agreement, the Progen Board will be re-constituted upon the Merger being implemented.  The new directors to be appointed to the Progen Board are all current directors of Avexa.

Biographical details for both the Avexa and Progen members of the proposed board are provided below:

•                                                          Nathan Drona (currently non-executive Chairman of Avexa), Non-executive Chairman

Nathan Drona joined Avexa as a Non-Executive Director on 17 April 2008. Mr Drona is an experienced international investment banker in the life sciences industry and has successfully advised numerous companies in the US, Europe and Australia in mergers and acquisitions strategy. He has held a variety of senior positions at several investment banks in the US, most recently as Managing Director of Challiss, based in New York.

Mr Drona holds a Master of Business Administration in Finance from the University of Victoria (Canada) and a Bachelor of Arts in Philosophy from the University of Western Ontario.

•                                                          Dr Julian Chick BSc (Hons), PhD (La Trobe) (currently CEO of Avexa), Managing Director

Dr Chick was appointed as Chief Executive Officer and Executive Director of Avexa on 7 September 2004. He graduated with a PhD in Muscle Physiology from La Trobe University in 1998 and joined Amrad Corporation Limited as a Senior Business Development Manager in April 2002. Prior to joining Amrad Corporation Limited, Dr Chick had five years experience as an investment adviser and financial consultant with Prudential-Bache Securities, BNP Paribas and Salomon Smith Barney. Dr Chick also spent time working for Foursight Associates as the ‘principal analyst’ reviewing investment opportunities for private equity investors and venture capitalists.

•                                                          Dr John Sime MSc (Physical Chemistry), PhD (Biochemistry), FRSC, CChem

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(currently non-executive director of Avexa), Non-executive Director

Dr Sime joined Avexa as a Non-Executive Director on 8 June 2007.

Dr Sime is a former Director of Mayne Pharmaceuticals Limited (formerly Mayne Group Limited) and former Chief Executive Officer of the BioIndustry Association (UK). Dr Sime has more than 25 years’ experience in research and development at Beecham Pharmaceuticals and in general management in SmithKline Beecham Pharmaceuticals (now GlaxoSmithKline plc), having worked in the United Kingdom, Japan, Indonesia, USA and Australia, and including nine years as Managing Director of Beecham Australia and New Zealand and SmithKline Beecham Australia and New Zealand.

•                                                          David Bottomley BA, LLB (Hons), F Fin (currently non-executive director of Avexa), Non-executive Director

Mr Bottomley is currently a principal and founder of Ryder Capital, an independent Australian corporate advisory firm.  Mr. Bottomley has significant experience in originating and executing M&A advisory and capital markets transactions in Australia, the US, U.K and Europe.  He has held executive positions with Kleinwort Benson, Merrill Lynch’s investment banking division and was Managing Director, Australia of specialist life science investment banking firm Global Markets Capital Group from 2004 until June 2008.

Mr Bottomley holds a Bachelor of Arts in Economic History, a graduate degree in Applied Finance, is a qualified corporate lawyer and is a registered securities representative and supervisor in the US and Australia.

•                                                          Dr Mal Eutick B.Sc. (Hons) Ph.D. OAM (currently non-executive Chairman of Progen), Non-executive Director

Dr Eutick joined Progen’s board on 10 March 1999. Dr Eutick has 25 years experience in the medical and pharmaceutical industry including with companies such as Pfizer and Pharmacia.

In 1993, Dr Eutick founded and developed the pharmaceutical company, Phebra (formerly Pharmalab Pty Ltd), which supplies primarily hospitals in Australia and worldwide with critical drugs used in accident and emergency situations and the ICU. In 2000, he acquired the sterile medical device company, TUTA Laboratories Pty Ltd, from a Japanese multinational and recently coordinated its sale to the safety medical and collections solutions company BMDI International (ASX:BMI).

Dr Eutick was awarded the Medal of the Order of Australia for services to biotechnology in 1995. He has previously served as Chairman of the Australian biotechnology company, BioQuest Ltd and was Deputy Chairman of the Australian Museum Trust.

Dr Eutick is also currently a Director of a number of private companies involved with drug innovation and development.

•                                                         Justus Homburg BA, MA, DRS, MBA (currently managing director of Progen), Non-executive Director

Mr Homburg was appointed Managing Director and CEO in March 2006 having joined Progen as COO January 2006. Mr Homburg has had an international career working in the pharmaceutical and life sciences industries in the US, Australia, Europe and Asia. His experience ranges from the multi-national biotechnology giant Monsanto Company through to start up organisations such as Chirogen.

Mr Homburg spent more than a decade at Monsanto Company (1990 — 2001) and during his senior management time there he focused on new technology and business commercialisation, technology in and out-licensing, mergers and acquisitions, joint ventures, capital raisings, and the development of international markets. His roles included Regional Business Management (Monsanto Chemicals), Division

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Management (Growth Enterprises), and Strategic Planning (Monsanto Agricultural Products).

Prior to his business career, Mr Homburg held a faculty position at the University of Michigan and was a Fulbright Scholar. He holds an MBA from the University of Washington and degrees from Iowa State University, Southern Illinois University and The University of Utrecht.

•                                                          John Lee BCom, BEdu, MBA, FAICD (currently non executive director of Progen), Non-executive Director

Mr Lee joined Progen as a non-executive director in March 2008. In 1987, Mr Lee founded Stockholder Relations, an Australian-based management consultancy specializing in corporate advisory, investor relations and corporate governance, in 1987. Currently, Mr. Lee is non-executive chairman of Portland Orthopedics Limited (ASX:PLD) (appointed in October 2005), non-executive chairman of Milvella Limited (appointed in October 2007) and a non-executive director of TMG International Pty Ltd (appointed in May 2008).

Prior to founding Stockholder Relations, Mr. Lee served Woolworths Limited (ASX:WOW), as Chief General Manager Corporate Services and was a member of Woolworth’s executive committee.

Mr Lee received his MBA from the University of Melbourne, in addition to a B Comm. and post-graduate degree in Education. He is a Senior Associate of the Financial Services Institute of Australia (FINSIA) and a Foundation Fellow of the Australian Institute of Company Directors.

Proposed Management of Merged Entity

It is proposed that the current senior managers of Avexa who will continue with the Merged Entity are:

•                                                          Dr Julian Chick, Chief Executive Officer and Executive Director
BSc (Hons), PhD (La Trobe)

Refer above for his qualifications and experience.

•                                                          Dr Jonathan Coates, Chief Scientific Officer
BSc (Hons), PhD (Glasgow)

Dr Coates obtained his PhD from Glasgow University and has more than 24 years experience in antiviral drug discovery in the pharmaceutical industry. He spent 15 years in the UK at Glaxo Group Research and later Glaxo-Wellcome, where he filled various senior research roles and was one of the inventors of the anti-viral drug 3TC (Epivir for HIV and Zeffix for HBV). Dr Coates has extensive experience in leading program teams towards successful milestones, including clinical trials and three marketed drugs. Dr Coates joined Amrad Corporation in 1996 to establish a team to develop treatments for infectious diseases. Dr Coates now holds the position of Avexa’s Chief Scientific Officer.

•                                                          Dr Susan Cox, Senior Vice President Drug Development
BSc (Hons), PhD (Stockholm), GAICD

Dr Cox graduated with a PhD in Virology from the Karolinska Institute in 1991, and became an associate professor in 1994. She has 15 years experience in antiviral drug discovery. Dr Cox worked on the anti-CMV drug Foscavir® at Astra, and was previously Program Director at Medivir, where she led antiviral research programs from discovery up to and including Phase II studies. Dr Cox joined Amrad Corporation Limited in 1998 and helped establish Avexa, where she currently holds the position of Senior Vice President Drug Development and is responsible for later stage projects. She has recently been appointed to the Board of the International Society for Antiviral Research (ISAR) and is a graduate of the Australian Institute of Company Directors.

•                                                          Dr John Deadman, Senior Vice President Chemistry
BSc, PhD (London)

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Dr Deadman obtained his PhD in 1989 from the Institute of Cancer Research, London. Dr Deadman has more than 12 years experience in medicinal chemistry, drug design, and formulation/manufacturing aspects, first at the Thrombosis Research Institute and then as Head of Chemistry at Trigen, where he directed a program from discovery through to Phase II clinical trials. He is the author of more than 30 research papers and five patents. Dr Deadman moved to Amrad as Head of Chemistry in 2003 and now holds the position of Senior Vice President Chemistry at Avexa.

•                                                          Dr David Rhodes, Senior Vice President Biology
BSc (Hons), PhD (La Trobe)

Dr Rhodes graduated with a PhD in Biochemistry from La Trobe University in 1994 and has more than 10 years experience in HIV research. Dr Rhodes took up a post doctoral fellowship at the Fox Chase Cancer Centre in the US from 1994 to 1995. In 1995, he returned to Australia to the Macfarlane Burnett Centre for Medical Research where he was previously Senior Research Officer. Dr Rhodes joined the Amrad Corporation Limited in 2000 and presently holds the position of Senior Vice President Biology at Avexa.

Progen’s senior managers who are expected to continue include the following:

•                                                          Dr Laurence Marton, Chief Scientific Officer (USA based) MD

Prior to joining Progen in early 2008, Dr Laurence Marton was the Chief Scientific Officer of Cellgate, Inc and before that Chief Scientific and Medical Officer of SLIL Biomedical Corporation. Both of these companies focused on the discovery and development of novel polyamine analogs and other compounds for the treatment of cancer and other serious diseases. Dr Marton co-founded SLIL and served as a director.

Prior to SLIL, Dr Marton was Dean of the University of Wisconsin-Madison Medical School and before that Chaired the Department of Laboratory Medicine at the University of California, San Francisco. He is a leading expert with extensive experience in the fields of cell growth and drug development. His work is focused on the use of polyamines in treating human diseases related to aberrant cell growth, including cancer and infectious diseases. His research has resulted in more than 180 original publications, 60 scientific reviews and chapters, four books, numerous patents, and his work has been acknowledged internationally.

Dr Marton serves as a consultant for industry and for governmental and academic institutions. He serves on the Board of the Foundation for the California Heart Center and was previously appointed by the Governor of Wisconsin to the Wisconsin Technology Council. Dr Marton received his BA from Yeshiva University and his MD from the Albert Einstein College of Medicine.

•                                                          Sarah Meibusch, Senior Vice President, Business Development
B. Agr. Sc. (Hons), M.P.S. (Cornell)

Sarah Meibusch joined Progen in 2003 as Business Development Manager and was responsible for investor and public relations of the company along with assisting in business development efforts before her appointment to Director, Business Development in 2005 and Vice President of Business Development in 2006.

As Vice President, Business Development she heads up the Company’s business development efforts covering both licensing and commercialization of the Company’s research.

Prior to joining Progen Ms Meibusch was employed by Pyxis Genomics (a private genomics company based in Chicago, USA, funded by Burrill and Co.) as Business Development Manager. In this role she was responsible for the Company’s marketing, public relations and licensing initiatives.

She completed a Bachelor degree with first class honours in 1998 from the University of Queensland in Agricultural Science focused on Animal Science and Biochemistry. In 2000, she completed a Master of Professional Studies degree specialising

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on commercialization of biotechnology from Cornell University, USA, under an International Rotary Ambassadorial Scholarship.

The Merged Entity expects that all other positions would be selected on merit from the two companies to maximize management and research talent available in the Merged Entity, having regard to skills and the requirements of the technology portfolio going forward.

Profile of the Merged Entity

Overview of intentions

This section sets out Progen’s intentions in relation to Avexa and the Merged Entity if the Merger is successful, including:

•                                                          the ASX listing of Avexa;

•                                                          the continuation of the business of Avexa;

•                                                          any major changes to the business of Avexa and any redeployment of the fixed assets of Avexa;

•                                                          the future employment of the present employees of Avexa and Progen; and

•                                                          the intentions of the Merged Entity.

This section contains statements of the expected intentions of the board of the Merged Entity. The expected intentions have been compiled by Avexa’s current Board, as members of the Avexa Board will represent a majority of the board of the Merged Entity, including the Managing Director. Progen’s current Board has confirmed that it does not disagree with the stated intentions.

These statements of intention are based on the information concerning Avexa and Progen, their businesses and the general business environment which is known to Progen and Avexa at the time of preparation of this Explanatory Memorandum. Final decisions will be reached in light of increased knowledge through exposure to the business and material information and circumstances at the relevant time. Accordingly, the statements set out in this section are statements of the current intention only which may change as new information becomes available or circumstances change.

The following intentions have been formulated based on information about the two companies that is publicly available and which has been made available in the course of due diligence in connection with the Merger. Accordingly, the specific intentions of the Merged Entity are subject to the outcome of investigations when additional information becomes available after completion of the Merger.

If the Merger takes effect, the Merged Entity will maintain and enhance Avexa’s and Progen’s existing businesses to maximise their operating performance and so maximise value for shareholders. This will involve the integration of key elements of their businesses and some centralisation and rationalisation of business functions. While the integration process will be conducted within a reasonable time frame, management has significant experience integrating businesses and is cognisant of the need to minimise disruption.

Overview of the Merged Entity

The Merged Entity will form one of the leading biotechnology companies in Australia, with a strong balance sheet to fund its research and development activities.

The primary focus of the Merged Entity will be the continued Phase III trials of ATC.  In addition, the Merged Entity will have a portfolio of early stage programs drawn from the existing early stage programs of Avexa and Progen.  These programs are shown in the table below.

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Corporate matters

If the scheme is implemented and the Merger approved, and subject to matters set out below, the Merged Entity will:

•                                                          arrange for the quotation on ASX of all Avexa shares to be discontinued and for Avexa to be delisted;

•                                                          arrange for the name of Progen to be changed to Avexa Pharmaceuticals Limited;

•                                                          appoint nominees to the board of the Merged Entity; and

•                                                          adopt a similar corporate governance framework as that currently adopted by Avexa, adjusted to reflect any particular needs of the Merged Entity.

Continuation of Business

It is the present intention that the Merged Entity will:

•                                                          continue to operate the business of Avexa in substantially the same manner as it is currently being conducted.  The continuing Phase III clinical trials of ATC will be a key focus of the Merged Entity;

•                                                          undertake a review of each of Progen’s and Avexa’s early stage portfolio of programs and prioritise them according to potential for value creation with the objective of creating a balanced portfolio of late stage and early stage programs and seek to monetise and partner all programs where appropriate;

•                                                          consolidate the head offices of Avexa and Progen into Avexa’s present head office in Melbourne, with the Brisbane sites consolidated into one site.  The companies’ respective US sites would be consolidated into Progen’s Redwood City site, outside San Francisco;

•                                                          seek to take maximum advantage of the broader employee talent available from both companies. This would be assessed post merger on a merits basis.  This process may entail some redundancies from the employees of both Avexa and Progen; and

•                                                          seek to realise cost savings from rationalising listing costs, governance costs and certain head office functions as a result of combining two listed companies into one listed company.

Outlook

The key focus of the Merged Entity will be the continuing of the Phase III trials of ATC and progressing a number of the Merged Entity’s earlier stage programs.  In relation to ATC, the

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Merged Entity expects to announce results from week 16 data in second quarter of 2009, with the longer term objective of releasing week 24 data in late 2010.  This is the preliminary end point of the Phase III trial and is expected to be a major value inflection point for Merged Entity.

At the same time, the Merged Entity will continue to explore value enhancing partnering opportunities for ATC, PI-88 and a number of other early stage programs.

Merged Entity name

It is proposed that the Merged Entity will be called Avexa Pharmaceuticals Limited.  Progen Shareholders are requested to approve a change of name of Progen under Resolution 2 of this Notice of Meeting (conditional on the approval by Progen Shareholders of the Merger and the Scheme becoming effective).

Ownership

The following table sets out the number of Progen Shares on issue at 23 January 2009 assuming that Progen’s Buy Back is fully subscribed and the number of New Progen Shares expected to be issued to Avexa Shareholders assuming that Progen’s liquid assets are greater than $67.5 million two business days prior to the Second Court Hearing and their consequent percentage holding in the Merged Entity, if the Merger proceeds.

Progen shares on issue at 23 January 2009 (1)	New Progen shares to be issued (1)	Merged Entity total (1)	% Merged Entity held by Avexa Shareholders (1)	% Merged Entity held by Progen Shareholders
42,287,693	33,030,646	75,318,339	44%	56%

(1)          Assumes Progen share buy back of $20 million is fully subscribed

If the Buy Back is not fully subscribed then Avexa Shareholders would own less than 44% of the shares in the Merged Entity.  If Progen’s Liquid Assets were less than $67.5 million but equal to or more than $66 million, then Avexa Shareholders would own more than 44% of the shares in the Merged Entity.

Should the proposed Merger be approved, it is expected that the Merged Entity will not have any substantial shareholders under the Corporations Act, having voting power of 5% or more in Progen.

Dividend policy of the Merged Entity

The Merged Entity will continue to focus on the development of its portfolio of late and early stage programs.  It is unlikely that this strategy will generate recurring profits for distribution to shareholders in the near future.  The intention of the Board of the Merged Entity is not to pay a dividend until a product developed by the Merged Entity has been commercialised and is delivering substantial recurring profits to shareholders.

Merged Entity Financial Information

Unaudited financial information, including:

•                                                          pro forma combined income statement for the Merged Entity for the year ended 30 June 2008;

•                                                          pro forma combined balance sheet for the Merged Entity as at 30 June 2008;

•                                                          pro forma combined statement of cash flows for the Merged Entity for the year ended 30 June 2008;

•                                                          pro forma combined cash and cash equivalent balances for the Merged Entity as at 31 December 2008 and movements in cash balances for the six months then ended; and

•                                                          sensitivities of the Progen Buy Back,

are included in Annexure A.

Advantages and disadvantages and risks of the Merger

The Board of Progen has reviewed the proposed Merger in detail and considered:

•                                                          the results of their own due diligence and analysis of the Merger;

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•                                                          their analysis of the commercial advantages and disadvantages associated with the Merger; and

•                                                          the alternative strategies available to Progen and the relative risks involved with those strategies.

Key advantages

The Board of Progen has concluded that the Merger has the following key advantages for Progen Shareholders:

Merger Exchange Ratio implies a 49.6% premium

Based on the closing prices of Progen ($0.90) and Avexa ($0.105) on the business day before the Merger announcement, the exchange ratio implies a value of $1.35 per Progen Share. This represents a premium of 49.6% to the closing price of Progen on the business day before the Merger announcement.

Shareholders obtain exposure to ATC, which is one of only two HIV therapies in Phase III trials anywhere in the world.

ATC is a new antiretroviral drug for the treatment of HIV-infected patients who have drug-resistant HIV infections:

•                                          ATC has successfully completed the 48 week dosing period of its Phase IIb trials, and a Phase III trial program is now underway.

•                                          The Phase IIb trial results were highly successful — analysis demonstrated that the activity of ATC was maintained for up to 48 weeks of therapy with patients who were resistant to currently used drugs, and there were no serious side effects.

•                                          Avexa recently completed recruitment of the first 160 patients for the two-dose component of its Phase III trial for ATC, with currently 219 patients in the screening or dosing stages of the trial.  Avexa expects the results from this component of the trial to be available in the second quarter of 2009.

•                                          Avexa is due to release week 96 Phase IIb data in the first quarter of 2009.  While there can never be any guarantee of success, Avexa notes that some patients have been safely treated with ATC for over 3 years.

•                                          The US regulators (FDA) have granted ATC accelerated review and fast track status — demonstrating that ATC has shown both clear clinical efficacy and safety, with significant commercial potential.

•                                          ATC is one of only two new HIV therapies currently in Phase III clinical trials globally.  Based on publicly available information, Avexa management believes that every HIV drug that has entered Phase III development has subsequently received regulatory approval and reached the market.

•                                          The market for HIV drugs is in excess of US$8 billion per annum and is growing strongly.  ATC is targeted to capture a particular but significant segment of this market.

Based on the above and Progen’s own investigations, and while there can be no guarantees of success (including in respect of the outcome of the Week 16 data and the Week 24 data), the Progen Directors consider that with adequate funding, the probability of ATC successfully completing its clinical trial end-point is high.

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LEA, an independent expert commissioned by Avexa for its shareholder meeting to be held to consider the Scheme, has valued ATC at $151.4m to $225.8m prior to taking into account finance risks and the dilution likely to arise in order to raise the additional equity capital required to fund future development costs.   BDO Kendalls, the independent expert appointed by Progen to consider the Buy Back, have also concurred, in all material respects, with the valuation methodology and calculations adopted by LEA to determine a value of ATC.

Importantly, the Merged Entity is expected to have a projected cash balance of over $60 million, which is expected to provide sufficient cash to fund the clinical trials of ATC through to the week 24 milestone of the first Phase III study.  The ATC week 24 Phase III milestone represents an important value inflection point in the development of ATC. A positive outcome could provide an opportunity for a New Drug Application (“NDA”) filing in early 2011.

Re-rating potential

Based on the potential of ATC and the reduction of Avexa’s short term financing risks there is potential that the Merged Entity will be re-rated resulting in an increase in the Progen Share price. BDO Kendalls, the independent expert appointed to report on the Buy Back for Progen Shareholders, has valued the Merged Entity, adopting a discounted cash flow methodology to value ATC, at $2.03 to $3.18 per share.

$0.105 per share represents an attractive price for a controlling interest in Avexa

Progen Shareholders are expected to own 56% of the Merged Entity and no control premium has been paid. LEA, an independent expert commissioned by Avexa for its shareholder meeting to be held to consider the Scheme, has valued Avexa prior to implementation of the Scheme at $0.16 to $0.31 per share on a portfolio basis.  Hence, basing the exchange ratio on the closing price of Avexa ($0.105) is considered attractive to Progen Shareholders.

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Strategic Review

The Progen Board appointed PricewaterhouseCoopers Securities Limited to conduct a strategic review of available options for Progen. Other merger opportunities were evaluated. However, the current proposed Merger with Avexa was considered the most attractive in terms of potential for shareholder value creation/value upside.

Before entering into the Merger Implementation Agreement with Avexa, Progen conducted due diligence on Avexa’s portfolio of development compounds, with special focus on apricitabine (ATC). Progen’s regulatory, preclinical development, clinical development and manufacturing staff were involved. In particular, Progen’s Chief Scientific Officer, Dr Laurance Marton, who investigated the use of PG11047 for use in HIV, and Progen’s Vice President of Clinical Development, Dr. James Garner, who has a broad background in a range of therapeutic agents and disease indications including HIV, assessed the clinical opportunity associated with ATC.  In addition, Progen sought the advice from two internationally recognised experts in the HIV field.

The due diligence confirmed the viability of the key characteristics of the ATC clinical development program and its regulatory strategy, consistent with Avexa’s public communication related to the clinical data, the Phase III program, and the regulatory strategy.

The Progen Board’s review of the due diligence material confirmed the viability of ATC in a commercial setting and identified incremental opportunities for further commercial development such as improved product formulations including combination with AZT to improve patient dosing compliance and hence increase market penetration.

Option to retain scrip or receive cash as part of the Merger

Assuming the Merger is approved by Progen and Avexa Shareholders and the Court, Progen Shareholders will have the following options:

•                                          maintain their shareholding in the Merged Entity. The implied per share value of the Merged Entity to Progen Shareholders is $1.35 (based on the exchange ratio and the share price of Avexa immediately before the transaction announcement). BDO Kendalls, the independent expert appointed to report on the Buy Back, has determined that a discounted cash flow valuation of ATC implies a value of $2.03 to $3.18 per share for the Merged Entity;

•                                         sell their Progen Shares into the Buy Back at a price of $1.10 per share(11); or

•                                          sell part of their Progen Shares into the Buy Back and maintain part of their shareholding in the Merged Entity.

Creates one of Australia’s leading biotechnology companies

The Merged Entity is expected to have cash resources of over $60 million and a market capitalisation of around $100 million.(12)  This should make the Merged Entity

(11) The Buy Back is subject to shareholder approval and a cap of $20 million, representing 18,181,818 shares or approximately 30% of Progen Shares on issue. If the cap is exceeded shareholders will be scaled back on a pro-rata basis.  The Merger may proceed if it is approved by Progen Shareholders even if the Buy Back is not approved.

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one of the most diversified, dynamic, and strategically placed participants in the Australian biotechnology industry. The increased size and scope of the Merged Entity is expected to offer numerous advantages:

•                                                          Potential for improved access to capital: Diversifying the portfolio into two different but related scientific areas of anti-viral and oncology has benefits in terms of reducing single product risk. This may enhance the ability to raise capital when equity capital markets improve;

•                                                          Potential for enhanced investor interest: Increased stock market analyst coverage is expected to follow from the greater market capitalisation of the Merged Entity compared to either company alone. This may further facilitate interest in the Merged Entity from local and international institutional investors, as well as from the investment community more broadly. There are expected to be few biotechnology peers of the Merged Entity that can offer a high quality, late stage clinical asset such as ATC, along with the likely ability to adequately fund development to its next expected value inflection point;

•                                                          Potential for increased share trading liquidity: Both Avexa and Progen Shareholders will have shares in a significantly larger entity following the Merger, which is expected to have enhanced share trading liquidity and attract greater investor interest;

•                                                          Potential for improved ability to out-license or partner existing drug programs: A strong balance sheet will enable the Merged Entity to seek out new licensing and partnership opportunities; and

•                                                          Potential for greater additional program opportunities if appropriate to the combined pipeline.

Brings together a diverse portfolio of assets across oncology and infectious diseases at various stages of development with both near and long term milestones

In addition to ATC, the Merged Entity will have a number of exciting early stage research opportunities.

The programs of the Merged Entity will include those set out in the chart in section 1.10.

(12) The Merged Entity’s market capitalisation is based on the Merged Entity’s new number of shares assuming the Progen Share Buyback is fully subscribed and the implied Progen price of $1.35 equal to the product of Avexa’s price one day prior to the announcement and the exchange ratio restated into Progen shares.

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It is intended that the Merged Entity will undertake a review of each of Progen’s and Avexa’s current portfolio of early stage programs with the prioritization of the development of those programs to be based on an assessment of which are most likely to contribute to shareholder value over the longer term and other contractual obligations that the entities may have to progress them.  As a result, the Merged Entity may be expected to have a higher quality portfolio of opportunities than either company has, or would have, individually, together with an enhanced ability to create sustainable value for shareholders.

The Merged Entity will be well positioned to realise the benefits of progressing a combined oncology and infectious diseases focus, including research synergies, clinical development and regulatory pathways

Progen believes that Progen’s early stage oncology and anti-inflammatory programs and Avexa’s attractive portfolio of infectious disease assets will be complementary.  This should enhance the prospects of future successful development of the respective pre-clinical programs of each company as the two therapeutic areas share many similarities in respect of drug discovery and development.  These similarities include:

•                                          both areas involve research focussed on small molecules, providing complementarities for both oncology and anti-viral drugs;

•                                          marketing to specialist treatment centres is common in respect of both areas;

•                                          each area often uses combinations of drugs and treatments;

•                                          both areas present market opportunities to differentiate and address the need for new treatments to overcome resistance and unmet medical needs;

•                                          in both areas, reoccurrence of the relevant diseases and their symptoms are common;

•                                          development of drugs in both areas involve well defined and similar regulatory pathways;

•                                          identification of target proteins and genes is an important element of new product discovery in both areas; and

•                                          both areas involve synthetic chemistry and manufacture of small molecule projects.

Further, it should be noted that a number of oncology diseases are also associated with viral infections.

As a result, the Merged Entity should be much better placed to progress drugs more expeditiously through pre-clinical and clinical development at a lower cost.

There are numerous examples of biotechnology groups that have exploited the overlaps between oncology and anti-viral drug development, most notably Gilead Sciences, Ardea Biosciences and Anadys Pharmaceuticals.

Greater flexibility to licence and create partner programs

The Merged Entity is expected to have an enhanced ability to out-license or partner existing drug programs. A strong balance sheet will enable the Merged Entity to seek

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out new licensing and partnership opportunities. In particular the Merged Entity will continue to consider partnering opportunities for PI-88.

Potential disadvantages

The proposed Merger has a number of potential disadvantages which Progen Shareholders should consider when deciding whether or not to vote in favour of the Merger.

While the Progen Directors are of the opinion that these disadvantages are outweighed by the Merger’s advantages (as set out above) and that the Merger is in the best interests of Progen Shareholders, Progen Shareholders should consider their individual circumstances and make their own decision on how to vote on the Merger.

Dilution of existing shareholders

At present, Progen Shareholders have a 100% interest in Progen’s assets.  However, as a result of the Merger and issue of New Progen Shares as the Scheme Consideration, Progen Shareholders will own 56% (based on the proposed terms and assuming a 100% take-up of the Buy Back) of the Merged Entity and hence their interests in Progen’s assets will be diluted.

The Merger and the issue of New Progen Shares will dilute existing Progen Shareholdings. However, Progen considers that the size of the dilution is attractive in comparison to the significant benefits of the Merger, in particular the potential commercialisation of ATC.

Exposure to Avexa’s business risks

While Avexa and Progen are both biotechnology companies, they are also different in a number of areas, in particular in their therapeutic specialisations.  Progen’s focus is on oncology and anti-inflammatory compounds compared to Avexa’s focus on anti-viral compounds. Progen has contractual commitments to pursue the development of some of these compounds. The Merger may not be attractive to some Progen Shareholders due to the differences between the two companies and their respective assets and programs.

The Merged Entity will undertake a review of each of Progen’s and Avexa’s early stage portfolio of programs and prioritize them according to their potential for value creation with the objective of creating a balanced portfolio of late stage and early stage programs that may or may not include all of each company’s early stage drugs. As a result, the Merged Entity will have a higher quality portfolio of opportunities than either company individually.  In addition, Progen considers that the combination of Progen’s and Avexa’s early stage programs provide important diversification benefits.

Further, Progen Directors believe the two therapeutic areas of oncology and infectious diseases share many similar characteristics. The Merged Entity will be well placed to exploit these similarities.

It is possible that a more attractive proposal could materialise in the future (although the Progen Board is not aware of any such proposal)

It is possible that a superior proposal for Progen could emerge in the future. The Directors of Progen consider that the Merger with Avexa is superior to all other options considered including the non-binding and confidential merger proposals submitted by Cytopia Limited. However, it is possible that a third party could submit a competing proposal that would need to be considered by the Progen Board. However, the Progen Board has not received any competing proposal that it considers to be superior to the Merger with Avexa and the Progen Board believes it is unlikely that a competing proposal will materialise at this stage. The Progen Board will keep Progen Shareholders informed of any material developments in relation to competing proposals that may emerge.

The Merged Entity may trade at values below the independent expert’s assessment of the value of the Merged Entity

There is no guarantee of when, if at all, the share price of the Merged Entity would trade at a level at or above BDO Kendall’s assessment of the value of the Merged

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Entity. This is subject to a variety of factors, many of which are beyond the control of the Progen Board.

Potential risks of the Merger

The financial performance and operations of the Merged Entity will be influenced by a range of factors including those that relate specifically to the Merger, those that are common to both Progen’s and Avexa’s respective businesses and those that relate to business and investment risk generally. Many of these factors will be beyond the control of the Merged Entity.

The risk factors described in Annexure B outline some of the key, but not all, risks associated with an investment in the Merged Entity. Annexure B does not take into account the investment objectives, financial situation, taxation position or particular needs of Progen Shareholders and is not an exhaustive list.

Progen Shareholders should be aware of the risks described in Annexure B that may affect the performance of the Merged Entity. In addition, Progen Shareholders should be aware that the general business risks described in Annexure B already apply to Progen’s and Avexa’s existing businesses. Some of these risks may be mitigated by the use of appropriate risk management strategies. However, many will be outside the control of the Merged Entity and cannot be mitigated. There are also general risks associated with any investment in securities.

While the Progen Directors are of the opinion that these risks are outweighed by the advantages of the Merger and that the Merger is in the best interests of Progen Shareholders, Progen Shareholders should consider their individual circumstances and make their own decision on how to vote on the Merger.

Progen Shareholders are encouraged to carefully read and consider the risks listed in Annexure B before deciding how to vote on Resolution 1.

What will happen if the Merger does not proceed?

If Resolution 1 is not passed by Progen Shareholders then the Merger will not proceed and a break fee of $500,000 will be payable by Progen to Avexa.  If Avexa Shareholders or the Court do not approve the Scheme, then the Merger will not proceed.

If the proposed Merger does not proceed, the Progen Directors will be obliged to review the circumstances of the failure of the Merger and consider all options available to Progen at that time to determine a future direction for Progen which is in the best interests of Progen and its shareholders as a whole.

The Progen Board indicated at the 2008 AGM that if no merger transaction able to deliver a value to shareholders in excess of $1.10 per share could be announced through its strategic review by mid-January 2009, then it would be the intention of the board to recommend that the entire capital of the company (less liabilities and allowances for statutory and other costs) be returned to shareholders.  The proposed Merger that has been announced is a result of the Progen Board’s strategic review and delivers the transaction that the Progen Board set out to achieve.

If the Merger does not proceed for any reason, the Progen Board will be obliged to again consider all available options to determine a future direction for Progen which is in the best interests of Progen and its shareholders as a whole, taking into account the circumstances at that time.

Options that may be considered by the Progen Directors include but are not limited to, the following:

•                                                          A transaction with another Biotechnology Company - The Progen Board appointed PricewaterhouseCoopers Securities Limited to assist in a strategic review of potential merger transactions.  From this review, the Progen Board concluded that the proposed Merger with Avexa was superior to other potential transactions.  No superior proposal has emerged since Progen announced the agreement to merge with Avexa on 22 December 2008.   The Progen Directors believe the emergence of a superior proposal is highly unlikely.

•                                                          Status quo — Involving no material change to the current operation and capital structure of Progen. Progen Shares have been trading at a significant discount to their cash backing.  As Progen’s compounds are in early stage development, there are no material near term value enhancing milestones likely to result in a material increase in the share

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price. The main opportunity for a value enhancing event in the short term relates to a potential partnering event for PI-88 or one of Progen’s earlier stage assets.  These opportunities can be pursued by the Merged Entity. The Progen Board believes this status quo option is unlikely to generate material additional shareholder value in the near term.

•                                                          Partial Return of Capital — In order to ensure Progen has sufficient cash to be able to develop the majority of its early stage portfolio through to a potential value enhancing event, Progen may need to retain in the region of $35-40 million of cash. Under this option the Progen Board would consider returning cash to Progen Shareholders either by way of a share buy back or a return of capital.  Both of these methods require shareholder approval by ordinary resolution and two to three months to implement. The Progen Board believes this option is unlikely to generate material additional shareholder value in the near term.

A group of shareholders, including Cytopia Limited, has purported to requisition a general meeting to propose a buy back, the quantum of which is highly uncertain.  This group has proposed that a buy back be undertaken with a capped amount that leaves Progen as a “going concern” and subject to a merger with Cytopia on undisclosed terms.  There are no details of what amount of cash that this group regards as essential for Progen to remain as a “going concern” and exactly what that expression means in terms of the future activities of the company or how it might affect the terms on which a merger with Cytopia could be concluded.

It should be noted that it is not possible to buy back 100% of the share capital of the company and for Progen to remain a going concern. Cytopia did submit a number of non-binding merger proposals to the Progen Board before Progen entered into the Merger Implementation Agreement with Avexa. All of these proposals were considered inferior to the current Merger with Avexa. The Progen Board believes Cytopia’s early stage products have limited value as reflected by Cytopia’s market capitalisation as at 30 January of approximately $9 million.  Further due diligence would need to be done to determine whether it would be worthwhile spending Progen’s cash reserves on these early stage products.

Without further details, the Progen Board does not regard this buy back and merger proposal as a realistic option for Progen if the Merger does not occur.

•                                                          100% Capital Return — At the AGM in November 2008, the Progen Board indicated that this option would be recommended in the absence of a value creating merger or acquisition transaction.  This option most likely could only be pursued through a voluntary winding up of Progen where all surplus cash upon the liquidation of Progen is returned to shareholders.  This process carries uncertainties as to quantum and timing which make this option significantly less attractive than previously considered.   These issues are discussed further below.

A voluntary winding up would require approval of Progen Shareholders by special resolution.  A liquidator would be appointed who would be required to realise all of the assets of Progen, ensure all liabilities are satisfied and then distribute any remaining capital and surplus assets to shareholders.

There are a number of issues associated with returning 100% of the share capital to shareholders in this manner:

•                                          A voluntary winding up requires approval of Progen Shareholders by special resolution (i.e. a vote in favour of at least 75% of votes cast).  There is no certainty that this vote would be achieved.

•                                          Although Progen’s liabilities generally relate to trade creditors and employees, the liquidator will also need to consider contingent liabilities arising from existing contractual arrangements.  For example, Progen has ongoing contractual obligations to use its reasonable commercial efforts to commercialise the Cellgate technology towards certain benchmarks which

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trigger further payments to the Cellgate vendors. Also, a winding up of Progen may trigger obligations to repay certain Commonwealth Government grants received by Progen in prior years.

•                                          It is unlikely that Progen would receive material consideration for its intangible assets.

•                                          The timeframe it would take for a liquidator to deal with the disposal of intangible assets and resolve contingent contractual liabilities and return all surplus cash to shareholders is highly uncertain at this time.  There is no guarantee as to when this process could be completed or how much it would cost to implement and it may involve a timeframe well in excess of 12 months.

•                                          Whilst the net tangible assets of Progen at the end of February 2009 are expected to be between $1.10 and $1.15 per share, for the reasons stated above and possibly due to unknown factors at this time, the actual quantum and timing of cash that may be returned to Progen Shareholders under a 100% capital return is uncertain and may be less than $1.10.

At this point in time, after taking into account the risks and rewards available under other options, the Progen Directors believe none of these options are as attractive as the current Merger with Avexa.

What happens if the Buy Back is not approved?

If Resolution 3, seeking approval of the Buy Back, is not passed but Resolution 1 approving the Merger is passed, Progen Shareholders will not have the option to participate in the Buy Back and receive $1.10 cash for all or part of their Progen Shares.  The Merger may proceed even if the Buy Back is not approved.

Merger Implementation Agreement

The other key terms of the Merger Implementation Agreement are as follows:

Representations and warranties

Under the Merger Implementation Agreement, both Avexa and Progen have given certain representations and warranties which are considered to be normal for an agreement of this kind.

Exclusivity

Both Avexa and Progen have accepted mutual restrictions in relation to competing proposals.  Avexa and Progen have agreed that, subject to various exceptions, neither party will:

•                                                          solicit or encourage competing proposals;

•                                                          negotiate or enter into discussions with any person in relation to a competing proposal; or

•                                                          communicate to any person an intention to do any of these things.

Break Fee

The parties have agreed to pay one another a break fee of $500,000 in certain circumstances if the Merger is not implemented.

The break fee would be payable by either Avexa or Progen (as appropriate) if the Merger does not proceed because of one or more of the following circumstances occurring:

•                                                          on or before the End Date, a competing proposal completes, or is recommended by the Avexa Board or the Progen Board and has been publicly announced;

•                                                          one or more of the directors of either Avexa or Progen fails to recommend the Scheme or withdraws their recommendation (other than where this is following the receipt of an Independent Expert’s report which states that the Scheme is not in the best interests of shareholders);

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•                                                          the board of either Avexa or Progen as a whole fails to recommend the Scheme and/or the Merger, or withdraws its recommendation prior to the Implementation Date;

•                                                          an Avexa Director fails to exercise his voting rights in favour of the Scheme or a Progen Director fails to exercise his voting rights in favour of the Merger at this General Meeting;

•                                                          the other party validly terminates the Merger Implementation Agreement because of a material breach; or

•                                                          a Prescribed Event occurs (as defined in the Merger Implementation Agreement).

The break fee will also be payable by Avexa where the Merger does not proceed because a Superior Proposal is received.

In addition to the circumstances outlined above, Progen must pay the break fee to Avexa where:

•                                                          the Progen Outgoing Directors have not provided irrevocable resignations by the Second Court Hearing;

•                                                          the Progen Board has not resolved to appoint each Avexa Incoming Director to the Progen Board by the Second Court Hearing; or

•                                                          the Progen Shareholders do not approve the Merger by ordinary resolution at the General Meeting.

Termination

Each of Avexa and Progen have termination rights under the Merger Implementation Agreement in certain circumstances.  If a termination right is exercised, the Scheme and therefore the Merger will not proceed.

The circumstances in which either party can terminate include where:

•                                                          at any time prior to the Second Court Hearing, the board of either party changes its recommendation to its shareholders to vote in favour of the Merger;

•                                                          the Scheme does not become effective by the End Date;

•                                                          either party has committed a material breach of the Merger Implementation Agreement prior to the Second Court Hearing;

•                                                          the resolution proposed to the Avexa Shareholders at the Scheme Meeting to approve the Scheme is not approved;

•                                                          the other party becomes insolvent;

•                                                          at any time prior to the Second Court Hearing, competing transaction is publicly announced and supported by the directors of the other party; or

•                                                          the parties agree (in writing) to terminate.

In addition to these circumstances, Avexa can terminate the Merger Implementation Agreement where Progen’s Liquid Assets fall below $66 million at any time prior to the second business day before the Second Court Hearing.

Progen may also terminate the Merger Implementation Agreement where:

•                                                          Resolution 1 is not passed at this General Meeting; or

•                                                          a person (other than Progen) has a relevant interest of more than 18% of Avexa, and that person has publicly announced or notified that it intends to vote against the Scheme.

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Option holders

The intention of the Avexa Directors is, to the extent possible, to enter into Deeds of Cancellation with the holders of Avexa options prior to the Implementation Date.

In relation to Avexa’s Employee Option holders, the intention is to offer Employee Option holders a number of new options to subscribe for Progen Shares (i.e. shares in the Merged Entity) calculated by reference to an assessed total market value of their current Avexa options as valued under the Black Scholes option valuation model, in consideration for the cancellation of their existing Employee Options.

In relation to Shire, which holds 4,000,000 options over Avexa Shares, the intention of Avexa is to enter into a cancellation deed with Shire in which Shire is granted new options to acquire Progen Shares (i.e. shares in the Merged Entity) in a manner consistent with the Merger ratio (being one Progen Share for every 12.857 Avexa Shares), as consideration for the cancellation of its existing Avexa options. The exercise price of each Merged Entity option granted to Shire will be adjusted in a manner consistent with the Merger ratio.

If any Avexa options are still on issue after the Implementation Date, it is proposed that Avexa will compulsorily acquire those options if entitled under, and in accordance with, the Corporations Act.

Other information

Interests of Progen Directors

As at 29 January 2009, the relevant interest of each Progen Director in Progen Shares is as follows:

Director	Number of Progen Shares	Number of options to acquire Progen Shares
Dr Mal Eutick	17,693	885
Justus Homburg	52,778	531,389
Patrick Burns	556	28
Stephen Chang	820,300	41,014
John Lee	—	—
Robert Williamson	25,000	—

Payments or other benefits to Progen Directors, secretary or executive officers

If the Merger is implemented, Mr Justus Homburg’s executive employment agreement with Progen will be terminated.  Mr Homburg is entitled to a termination payment equal to 6 months salary, being an amount of $147,000, plus payment for any accrued leave entitlements.

Except as detailed above, there are no other agreements or arrangements made between a Progen Director and another person in connection with, or conditional on, the outcome of the Merger.

Progen Directors’ interests in contracts entered into by Avexa

No Progen Director has any interest in any contract entered into by Avexa or any of its related bodies corporate, other than the interests set out elsewhere in this Explanatory Memorandum.

Interests of Avexa Directors

As at 29 January 2009, the relevant interest of each Avexa Director in Avexa Shares is as follows:

Director	Number of Avexa Shares	Number of options to acquire Avexa Shares
Mr N Drona	—	—
Dr J Chick	996,657	1,400,000
Dr J Sime	65,000	—
Mr D Bottomley	—	—
Mr A Boyd	—	2,300,000

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The effect of the Scheme on those interests is the same as its effect on the like interests of other Avexa Shareholders.

Payments or other benefits to Avexa Directors, secretary or executive officers

Progen and Avexa have agreed that the current CEO of Avexa, Dr Julian Chick, will be entitled to a bonus payment and bonus issue of shares in the Merged Entity in certain circumstances (the “CEO Payment”).

In summary, the arrangements are as follows:

The Merged Entity will pay an amount of $250,000 to Dr Chick on 30 June 2009 provided that:

Dr Chick is employed by the Merged Entity (or a related entity of the Merged Entity) at that date; and

(there are no negative results from the data for the 16 week testing of the ATC development program such that the Board of Avexa resolves not to continue the development program for ATC.

The Merged Entity will issue 500,000 shares in the Merged Entity(13) to Dr Chick on the following basis:

the issue of such shares will be subject to obtaining shareholder approval to that issue at a resolution to be put to Merged Entity shareholders at its AGM to be held in 2009;

250,000 shares will be held in escrow for 6 months (such period commencing on the Implementation Date) and released to Dr Chick free from any encumbrance if he is still employed by the Merged Entity on that date;

250,000 shares to be held in escrow for 12 months (such period commencing on the Implementation Date) and released to Dr Chick free from any encumbrance if he is still employed by the Merged Entity at that date; and

in the event that shareholder approval to this issue of shares is not obtained, Dr Chick will be paid as soon as practicable after the relevant Annual General Meeting an amount of $675,000.

In the event that the employment of Dr Chick is terminated at any time prior to 30 June 2009, he will be entitled to the $250,000 referred to in paragraph (a) above, regardless of the satisfaction or otherwise of any conditions set out in that paragraph.

Avexa Directors’ interests in contracts entered into by Progen

No Avexa Director has any interest in any contract entered into by Progen or any of its related bodies corporate, other than any interest set out elsewhere in this Explanatory Memorandum.

Recommendation

The Progen Directors recommend that Progen Shareholders vote in favour of Resolution 1.

The Progen Directors recommend that Progen Shareholders obtain their own professional financial and taxation advice before deciding how to vote on Resolution 1.

RESOLUTION 2: CHANGE OF NAME

In accordance with the Merger Terms, Progen seeks approval of its shareholders to change its name from Progen Pharmaceuticals Limited to Avexa Pharmaceuticals Limited.  The change of name will only take effect after the Merger takes effect and on a date determined by the Directors which will be no later than the Implementation Date.

Why change the name of the company?  The lead compound for the merged company will be

(13) The number of shares to be issued to Dr Chick will be adjusted in accordance with the same ratio applying to any consolidation or subdivision of the Merged Entity shares which occurs before the date of issue of those shares.

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 ATC, a compound widely known as Avexa’s lead compound.  Changing Progen’s name to Avexa Pharmaceuticals Limited will minimise confusion in the broader market as the Merged Entity pursues a partnering deal for ATC.

A change to the name of a company must be approved by a special resolution of its members.  For a special resolution to be passed, at least 75% of the votes cast by or on behalf of members entitled to vote on the resolution must be cast in favour of the resolution.

The Progen Directors recommend that Progen Shareholders vote in favour of Resolution 2.

RESOLUTION 3: BUY BACK

Overview

On 22 December 2008, as part of the announcement of the Merger, Progen announced its intention to undertake an off-market buy back of $20 million of Progen Shares at a price of $1.10 per share, being 18,181,818 Progen Shares representing approximately 30% of Progen’s issued shares.

The market price of Progen Shares has, since July 2008 and the announcement of the cancellation of the PI-88 Phase III trial, traded below its net tangible asset value per share (“NTA”).

The Progen Board announced at the 2008 Annual General Meeting that it would be seeking a merger proposal which delivers value of greater than $1.10 per share, which is the projected NTA based on the projected cash balance of Progen in February 2009.

The Progen Board have proposed the Merger as a result of consideration of a number of options.  However, the Progen Board appreciates that there are risks associated with remaining as a Progen Shareholder after the Merger so the Board sought to give Progen Shareholders an opportunity to realise some of their investment in Progen at a value close to NTA.

The Progen Board considered a range of alternative ways of returning capital to shareholders. In the context of the Merger, the Progen Board determined that the most appropriate method available to return capital to Progen Shareholders is through an off-market buy back.  This enables Progen Shareholders a choice of selling into the Buy Back, either fully or partially (subject to the $20 million limit) or maintaining all of their shares as an investment in the Merged Entity.

Progen Shareholders should note that if Resolution 1, approving the Merger, is passed then the Merger can proceed even if Resolution 3, approving the Buy Back, is not passed.  However, the Buy Back is conditional on Resolution 1 being passed and the Avexa Scheme becoming effective and the Merger proceeding.

As required by the Corporations Act (as modified by ASIC), the Buy Back must be approved by ordinary resolution of Shareholders because it may result in more than 10% of the Progen Shares being bought back in a 12 month period.

Progen has set out in this Explanatory Memorandum, the information known to Progen that is material to a decision on how to vote on the resolution to approve the Buy Back.  Progen is not required to disclose information where it would be unreasonable to require disclosure because it has previously been disclosed to Progen Shareholders.

Section 1 of this Explanatory Memorandum sets out information on the Merger and the Merged Entity.  This section 3 sets out information specific to the Buy Back.

Off-market Buy Back process

Progen proposes to conduct the Buy Back as an off-market buy back tender at a fixed price of $1.10 per share.

Progen is providing an opportunity for its shareholders to tender into the Buy Back up to 100% of their Progen Shares.  The maximum aggregate number of Progen Shares which will be bought back is 18,181,818 (approximately 30% of Progen Shares on issue).  This is a maximum number and not necessarily the number which will be bought back.

Progen will send to its shareholders a Buy Back Information Booklet which will invite Progen Shareholders as at the Eligibility Date to offer to sell any number of their Progen Shares to Progen up to 100% of their holding.

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This Buy Back will be conducted off market (not on ASX).

The proposed timetable for the Buy Back is set out below.

Event	Date
Eligibility Date	7:00pm Sydney time, Wednesday 25 February 2009
Buy Back Information Booklet despatched	Monday 2 March 2009
Offer period opens	Monday 2 March 2009
General Meeting	Wednesday 11 March 2009
Offer period closes (tenders to be received by 5.00 pm Sydney time)	Wednesday 1 April 2009
Announcement of scale back	Thursday 9 April 2009
Despatch of cheques	Wednesday 15 April 2009

The timetable is indicative only and is subject to change.

Participation in the Buy Back is voluntary.  Eligible Progen Shareholders are not obliged to tender any Progen Shares to be bought back by the Company.  If you do not tender any Progen Shares, then you will continue as a Progen Shareholder.  If the Merger proceeds, then you will be a shareholder of the merged group of Progen and Avexa.

Progen will reserve the right to terminate the Buy Back at any time before Progen enters into the buy back agreements by making an announcement to ASX.

The Buy Back Booklet that will be sent to shareholders in early March 2009 will include further details about how to participate in the Buy Back.

Size and scale back of Buy Back

The maximum number of Progen Shares intended to be bought back is 18,181,818 (approximately 30% of Progen Shares on issue), so that the aggregate consideration does not exceed $20 million.

If more than 18,181,818 Progen Shares are tendered by Progen Shareholders in the Buy Back, the number of Progen Shares to be bought back from each Progen Shareholder will be scaled back on a pro rata basis having regard to the total number of Progen Shares tendered.

To assist you in understanding how the scale back of the Buy Back may affect your shareholding, the following table provides some examples.  The example assumes that Progen buys back 18,181,818 Progen Shares compared with offers received from Progen Shareholders for 25,974,025 Progen Shares.  In that case, there would be a scale back of 30% required i.e. the pro rata percentage that would be applied is 30%.

Shareholder	A	B	C
Shares held on the Eligibility Date	10,000	10,000	10,000
Shares offered in Buy-Back	3,000	5,000	10,000
Impact of scale back	(900)	(1,500)	(3,000)
Shares bought back	2,100	3,500	7,000
Shares retained	7,900	6,500	3,000

Note: A Progen Shareholder participating in the buy back offer will have a minimum 30% of their tendered Progen Shares bought back at $1.10 per share.  For an individual shareholder, the percentage of tendered Progen Shares bought back will increase if other Progen Shareholders prefer to retain shares in the merged entity so that they can participate in any future potential increase in value of the Merged Entity.

Buy Back price

The Buy Back price is a fixed amount of $1.10 per Progen Share.

Information on the price of Progen Shares

The number of Progen Shares on issue as at 30 January 2009 is 60,469,511.

The closing price of Progen Shares on ASX on 30 January 2009 was $0.85.

The following table provides information on the market price of Progen Shares on ASX over the last six months:

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Month	Low	High
August 2008	$0.61	$0.68
September 2008	$0.63	$0.74
October 2008	$0.61	$0.73
November 2008	$0.60	$0.80
December 2008	$0.70	$0.92
January 2009	$0.765	$0.885

Progen has 5,639,538 Options on issue.  All outstanding Options are at exercise prices that are materially above the current market share prices.  Therefore it is unlikely that any of these Options will be exercised before the Eligibility Date.  However, if any Options are exercised, the number of Progen Shares on issue, and subject to invitations under the Buy Back, would increase.

Eligibility of Shareholders

Progen Shareholders who hold shares at 7.00 pm Sydney time, on Wednesday 25 February 2009 (“Eligibility Date”) and still hold Progen Shares at the time they lodge their tender, will be eligible to participate in the Buy Back.

The following Progen Shareholders will be excluded from the Buy Back:

•                                                          Progen Shareholders whose address in Progen’s register is outside Australia, the USA, Taiwan and New Zealand;

•                                                          Progen Shareholders to whom Progen would be prohibited from paying money under relevant legislation; and

•                                                          Progen Shareholders who the Company is aware reside in a foreign jurisdiction where it would be illegal under the laws of that jurisdiction to participate in the Buy Back.

The Company will reserve the right to reject a tender to the extent necessary, as determined by the Company, to ensure that there is no risk of any person breaching, nor an actual breach of any Australian or foreign laws.

Merger Condition

The Buy Back is conditional on, and subject to, the implementation of the Merger.  Therefore, Resolution 1 must be approved at this General Meeting and the Scheme must be approved by Avexa Shareholders and the Court and become effective in accordance with its terms.

Effect on control and share rights

The effect on control of the Company depends on the number of Progen Shares bought back.

It is unlikely that any particular Progen Shareholder will obtain a substantial interest in Progen as a result of the Buy Back.

The Buy Back is being implemented in conjunction with the Merger.  It is anticipated that existing Progen Shareholders will collectively hold 56% of Progen Shares after the Merger assuming that the Buy Back is fully subscribed to 18,181,818 Progen Shares.  If the Buy Back is not fully subscribed or does not proceed, Progen Shareholders’ percentage interest in the Merged Entity will be higher, and could be as high as 65% (see Table E in Annexure A).

Once the agreement to buy back Progen Shares is entered into, the rights attaching to the Progen Shares, including voting and dividend rights, are suspended until the agreement is terminated or the Progen Shares are cancelled on transfer to Progen.  The agreement to buy back Progen Shares will be entered into when the Board resolves to accept the tenders from Progen Shareholders after application of any scale back required.

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Once a Progen Shareholder lodges a tender notice, they will not be able to trade their tendered Progen Shares on ASX.

Effect on Progen of the Buy Back

The purchase price for Progen Shares bought back will be funded from existing cash reserves.  If the maximum number of Progen Shares is bought back, then the cash balance of Progen will be reduced by approximately $20,000,000.  The Progen Board considers that capping the Buy Back at $20,000,000 (equating to 18,181,818 shares or approximately 30% of Progen’s current shares on issue) balances the desire of certain Progen Shareholders for a cash return of capital while providing sufficient cash in the Merged Entity to progress the combined portfolio, including moving the lead compound, ATC, to the week 24 milestone of its Phase III trial.

The effect of the Buy Back on the Merged Entity’s balance sheet is indicated in the pro forma combined balance sheet as at 30 June 2008 contained in Annexure A (Table B).

The effect on the cash resources of the Merged Entity of the Buy Back is set out in Annexure A (Table D).

Advantages and disadvantages of the Buy Back

The Progen Board considers that the benefits of the Buy Back are as follows:

•                                                         assuming the Merger is approved by Progen and Avexa Shareholders and the Court, Progen Shareholders will have the following options:

•                                          maintain their shareholding in the Merged Entity. The implied per share value of the Merged Entity to Progen Shareholders is $1.35 based on the exchange ratio and the share price of Avexa Shares immediately prior to the Merger announcement.  BDO Kendalls has determined that a discounted cash flow valuation of ATC implies a value of $2.03 to $3.18 per share for the Merged Entity;

•                                          sell their Progen Shares into the Buy Back at a price of $1.10 per share(14); or

•                                          sell part of their Progen Shares into the Buy Back and maintain part of their shareholding in the Merged Entity;

•                                                          all eligible Progen Shareholders have an equal opportunity to participate and can choose whether and to what extent they participate (subject to any pro rata scale back);

•                                                          eligible Progen Shareholders will have the opportunity to sell some of their Progen Shares at a price which may be above the market price available on ASX and not be exposed to the risks of the Merger;

•                                                          it is an efficient way to return capital to Progen Shareholders;

•                                                          Progen Shareholders should not have to pay brokerage or appoint a stockbroker to sell their shares in the Buy Back;

•                                                          Progen Shareholders who choose not to participate in the Buy Back can retain their shares and benefit from any future increase in the share price.

The Progen Board does not consider that the Buy Back poses any significant disadvantages to Progen Shareholders.  However, in making their decision whether to approve the resolution, Progen Shareholders should evaluate the following factors:

•                                                          Progen Shareholders who sell their shares will not enjoy any of the benefits of the Merger and upon implementation of the Merger Progen shares may be worth more

(14) The Buy Back is subject to a cap of $20 million representing 18,181,818 shares or approximately 30% of Progen Shares on issue.  If the cap is exceeded shareholders will be scaled back on a pro-rata basis.

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than $1.10;

•                                                          the Progen’s independent expert, BDO Kendalls, has, under a discounted cash flow analysis, valued shares in the Merged Entity at $2.03 to $3.18 which is significantly above the Buy Back price. However we note approving the Buy Back does not place any obligation on Progen Shareholders to participate in the Buy Back;

•                                                          there will be a reduction in the number of Progen Shares on issue, which may decrease liquidity on ASX; and

•                                                          by returning surplus capital, Progen may not be able to respond quickly to any investment opportunities in the future if it has to raise further funds in order to do so.  Progen believes that the capital to be returned to Progen Shareholders will not impact on Progen’s ability to proceed with the Merger, subject to Progen Shareholder, Avexa Shareholder and Court approval.  However there will be less cash for the merged entity to fund programs.

Expert Report

The Board engaged BDO Kendalls to provide an independent expert report on the advantages and disadvantages of the Buy Back as well as the value of the shares in the Merged Entity for the purposes of the Buy Back.  A copy of that report is enclosed at Annexure C.

BDO Kendalls has concluded that on balance and in the absence of an alternative proposal, the proposed voluntary share Buy Back is in the best interests of Progen Shareholders.  BDO Kendalls do not provide an opinion as to whether or not a Progen Shareholder should offer their Progen Shares to be bought back if the proposed voluntary share Buy Back is approved.  This is a matter for individual Progen Shareholders depending on their own circumstances.

Regulatory approvals waivers and modifications

ASIC

Section 257A of the Corporations Act authorises a company to buy back its own shares if the buy back does not materially prejudice the company’s ability to pay its creditors and it follows the statutory procedures.

A buy back will be an equal access buy back if:

•                                          the offers relate to ordinary shares only;

•                                          the offers are made to all shareholders to buy back the same proportion of their shares;

•                                          all offerees have a reasonable opportunity to accept the offer;

•                                          buy back agreements are not entered into until a specified time after acceptances have closed; and

•                                          the terms of the offers are all the same.

If the number of shares to be bought back exceeds 10% over 12 months then shareholders must approve the buy back by ordinary resolution.

As the Buy Back involves a tender by Shareholders and not an offer as such and excludes foreign holders, it does not technically meet these requirements and would be treated as a selective buy back.  However, ASIC has agreed to grant Progen an exemption under section 257D(4) of the Corporations Act so that the Buy Back can be treated as an equal access buy back scheme.

As a result, the Buy Back does not need approval by special resolution on which any

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shareholders whose shares may be bought back cannot vote and can utilise the scale back, exclude foreign holders and operate as a tender.

ASX

Progen must comply with certain time requirements under Listing Rule 7.40 and Appendix 7A paragraph 9 when it undertakes a buy back.  ASX has granted Progen a waiver from such time requirements to allow Progen to set the Eligibility Date at least seven business days after the announcement of this Notice of Meeting.

Taxation

Progen expects that the sale consideration under the Buy Back will not include a dividend component. Progen is in the process of applying for a Class Ruling from the Australian Taxation Office to confirm this (together with a number of other tax issues) if an off market buy back is undertaken.  General information on the tax implications of successfully participating in the Buy Back will be sent out in the Buy Back booklet to be sent to Progen Shareholders in relation to the Buy Back.

The latest information on any Class Ruling sought by Progen will be posted on Progen’s website (www.progen-pharma.com) as received.  Progen Shareholders will not be individually notified of the issue of the Class Ruling.  Any Class Ruling will be published by the Australian Taxation Office on its website.

Each Progen Shareholder should obtain specific tax advice on the treatment of the Buy Back taking into account their particular circumstances and the Class Ruling when issued by the Australian Taxation Office. The comments below are of a general nature only based on the Australian Taxation Office issuing the Class Ruling as expected and do not constitute tax advice.

The treatment of the sale consideration amount for tax purposes will generally depend on whether the sale is on capital account (where the shares are held for investment) or on revenue account and whether the shareholder is an Australian resident or a foreign resident for tax purposes.

Shares held on capital account

The sale consideration will represent capital proceeds for capital gains tax purposes.  In some instances the sale consideration can be deemed to be a modified market value.  This will be considered as part of the Class Ruling request.

A shareholder will make a capital gain on a share if the sale consideration per share exceeds the cost base of that share. The capital gain is the amount of the excess. Similarly, a shareholder will make a capital loss if the sale consideration per share is less than the reduced cost base of the share.

Any capital gain that is made by an individual, complying superannuation entity, trust, or life insurance company may be a discount capital gain if certain conditions are met.

Shares held on revenue account

Where shares are held as trading stock, the sale consideration is included in assessable income. Where the shares are held as revenue assets, the amount by which the sale consideration per share exceeds the cost of each share is included in the shareholder’s assessable income. Correspondingly, if the cost exceeds the sale consideration per share the difference is an allowable deduction.

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Foreign resident shareholders

A foreign resident shareholder that participates in the Buy Back can disregard any capital gain or capital loss made in respect of a share bought back via the Buy Back, if the share is not taxable Australian property. Progen does not own any taxable Australian real property and foreign resident shareholders should obtain specific tax advice as to whether their Progen Shares otherwise qualify as taxable Australian property. Foreign resident shareholders should obtain their own advice on the tax implications of the Buy Back, if any, in their home jurisdiction.

Progen Shareholders in the United States should consider carefully the US tax consequences of participating in the Buy Back.  General information on US tax consequences will be included in the Buy Back booklet to be sent to all shareholders.

Directors’ recommendations and interests

The Progen Directors recommend that Progen Shareholders vote in favour of Resolution 3.

Details of the shareholdings of the Progen Directors are set out above in section 1.14.

Mr Robert Williamson, who will not be continuing as a director of Progen if the Merger is implemented, has indicated that he holds an office in another company which requires him to dispose of his Progen Shares.  If the Merger and the Buy Back are approved, Mr Williamson intends to tender his 25,000 Progen Shares into the Buy Back.

Mr Stephen Chang, who will not be continuing as a director of Progen if the Merger is implemented, has indicated that if the Merger and Buy Back are approved, he intends to tender all or some of his 820,300 Progen Shares into the Buy Back.

None of the other Progen Directors currently intends to tender their Progen Shares into the Buy Back.

Please note that by proposing this Buy Back, none of Progen or its Directors are making a recommendation or providing any advice in relation to whether Progen Shareholders should tender any of their shares to Progen into the Buy Back.  Progen Shareholders should make their own individual choice whether or not to participate in the Buy Back.

The Directors recommend that Progen Shareholders obtain their own professional financial and taxation advice before deciding to participate.

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DEFINITIONS

The following capitalised terms, which are used in documents forming part of the Meeting Documentation, have the meanings set out below:

Act means the Corporations Act 2001 (Cth).

ASX means ASX Limited ABN 98 008 624 691 or the Australian Securities Exchange, as the context requires.

Avexa means Avexa Limited ABN 53 108 150 750.

Avexa Directors means the board of directors of Avexa.

Avexa Incoming Directors means Mr Nathan Drona, Dr Julian Chick, Mr David Bottomley and Dr John Sime.

Avexa Scheme Booklet means the explanatory statement that Avexa is required to send to its shareholders in accordance with Part 5.1 of the Corporations Act in respect of a scheme of arrangement between Avexa and its shareholders in relation to the proposed merger of Avexa with Progen.

Avexa Shares means a fully paid ordinary share in the capital of Avexa.

Avexa Shareholders means the holders of fully paid ordinary shares in the capital of Avexa.

BDO Kendalls means BDO Kendalls Corporate Finance (QLD) Limited ACN 010 185 725, an independent expert appointed by Progen to report on the Buy Back.

Board means a board of directors.

Buy Back means the invitation by Progen to Progen Shareholders to tender for buy back ordinary shares at $1.10 per Progen Share subject to an aggregate limit of $20 million.

Constitution means the Constitution of Progen.

Court means the Supreme Court of Victoria or such other court of competent jurisdiction.

Deed Poll means the deed poll to be made by Progen for the benefit of the Avexa Shareholders under which Progen covenants to pay the consideration for the shares in Avexa in accordance with the Scheme.

Eligibility Date in relation to the Buy Back means 25 February 2009.

End Date means 30 April 2009.

Explanatory Memorandum means the document forming part of the Meeting Documentation which contains information on the resolutions set out in the Notice of Meeting.

FDA means the US Food and Drug Administration, an agency within the US Department of Health and Human Services.

General Meeting means the meeting of Progen Shareholders called to consider and if thought fit, pass the resolutions set out in the Notice of Meeting.

Implementation Date in relation to the Scheme and the Merger means 14 April 2009.

LEA means Lonergan Edwards & Associates Limited ACN 095 445 560, an independent expert commissioned by Avexa for its shareholder meeting to be held to consider the Scheme.

Listing Rules means the Listing Rules of ASX as they apply subject to any written waiver by ASX.

Meeting Documentation means:

•                                                          the letter from the Chairman to Shareholders;

•                                                          the Notice of Meeting;

•                                                          the Explanatory Memorandum; and

•                                                          the proxy form for the General Meeting.

Merged Entity means the combined entity of Progen and its wholly owned subsidiary, Avexa, which will result from the Merger.

Merger means the proposed merger of Progen with Avexa by way of the acquisition by Progen of all of the shares in Avexa pursuant to the Merger Terms.

Merger Implementation Agreement means the merger implementation agreement dated 22 December 2008 between Progen and Avexa.

Merger Terms means the terms and conditions of the Merger set out in the Scheme, the Merger Implementation Agreement and the Deed Poll.

New Progen Shares  means the Progen Shares which are issued as Scheme Consideration.

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Notice of Meeting means the notice of general meeting dated 2 February 2009 which is enclosed in the Meeting Documentation.

Options means options granted by Progen to be issued Progen Shares.

Prescribed Event has the same meaning as contained in the Merger Implementation Agreement and in summary includes conversion of shares into a larger or smaller number, a reduction of share capital, entering into a buy-back arrangement (save for the Buy Back contemplated by this Notice of Meeting), Progen’s liquid assets falling below $66 million, announcing a distribution of profit or capital, issuing new securities, altering the constitution, disposing of or acquiring significant assets, encumbering assets, material changes to employment arrangements, entering into material commitments or settlements, insolvency of a group company or a material adverse outcome from Avexa’s Phase III or extension of Phase IIb trials.

Progen or Company means Progen Pharmaceuticals Limited ABN 82 010 975 612.

Progen Director means a director of Progen.

Progen Financial Information means the audited historical financial information extracted from the previously issued and audited financial reports of Progen for the years ended 30 June 2007 and 2008, provided by Progen to Avexa for the purposes of Avexa’s Scheme Booklet.

Progen Liquid Assets on a particular date means the following assets held by Progen on that specified date:

•                                                          actual cash held by a party (AU/US exchange rate to be taken to be USD0.67 per AUD1); plus

•                                                          trade and other receivables; plus

•                                                          prepayments and deposits; less

•                                                          trade payables; less

•                                                          provisions calculated in accordance with applicable accounting standards; less

•                                                          debt.

Progen Outgoing Directors means Mr Patrick Burns, Mr Stephen Chang and Mr Robert Williamson.

Progen Share means a fully paid ordinary share in the capital of Progen.

Progen Shareholder means a holder of Shares.

Scheme means the scheme of arrangement under part 5.1 of the Act relating to Avexa under which all of the Avexa Shares will be transferred to Progen for the Scheme Consideration and otherwise on terms consistent with the Merger Implementation Agreement.

Scheme Consideration means the consideration payable by Progen for the Avexa Shares under the Scheme and in accordance with the Merger Implementation Agreement.

Scheme Meeting means the meeting to be convened by the Court at which the Avexa Shareholders will vote on whether to approve the Scheme.

Second Court Hearing means the day on which the Court makes an order pursuant to section 411(4)(b) of the Act approving the Scheme.

Shire means Shire Pharmaceuticals Group plc and its subsidiaries.

Superior Proposal has the same meaning as contained in the Merger Implementation Agreement and in summary means a bona fide transaction under which a person other than Progen would acquire 20% or more of Avexa’s shares or acquire a substantial part of Avexa’s assets or otherwise acquire control of, or merge with, Avexa (“Competing Transaction”) which the Avexa Board, acting in good faith, and after taking advice from its legal and financial advisers, determines:

may be reasonably capable of being completed taking into account all aspects of the Competing Transaction; and

is superior to the Merger, taking into account all terms and conditions of the Competing Transaction, in particular:

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the consideration offered, or proposed to be offered;

the conditions attached to the Competing Transaction; and

the likelihood of the Competing Transaction being successfully completed.

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Annexure A - Pro Forma Financial Information

(a)                                                     Basis of preparation

This section contains the following unaudited information in relation to the Merged Entity:

•                                          Pro forma combined income statement for the Merged Entity for the year ended 30 June 2008 (Table A);

•                                          Pro forma combined balance sheet for the Merged Entity as at 30 June 2008 (Table B);

•                                          Pro forma combined statement of cash flows for the Merged Entity for the year ended 30 June 2008 (Table C);

•                                          Pro forma combined cash and cash equivalent balances for the Merged Entity as at 31 December 2008 and movements in cash balances for the six months then ended (Table D); and

•                                          Sensitivities of Progen Share Buy Back (Table E).

The above information is referred to collectively as the Merged Entity Financial Information.

The Merged Entity Financial Information has been prepared on the basis of:

•                                          Audited historical financial information provided by Progen for the purposes of Avexa’s Scheme Booklet (“Progen Financial Information”);

•                                          Audited historical financial information of Avexa provided by Avexa for the purposes of Avexa’s Scheme Booklet (“Avexa Financial Information”); and

•                                          The unaudited Merged Entity assumptions set out in paragraph (b) below.

The Merged Entity Financial Information has been prepared to illustrate:

•                                          The pro forma combined income statement for  the Merged Entity as if the Scheme had been implemented on 1 July 2007;

•                                          The pro forma combined balance sheet of the Merged Entity as if the Scheme had been implemented on 30 June 2008;

•                                          The pro forma combined statement of cash flows for the Merged Entity as if the Scheme had been implemented on 1 July 2007;

•                                          The pro forma combined cash and cash equivalent balances for the Merged Entity as if the Scheme had been implemented on 31 December 2008; and

•                                          The sensitivities associated with less than 100% participation in the Progen Share Buy Back.

The unaudited Merged Entity Financial Information set out below has been compiled by Avexa’s Directors for inclusion in the Avexa Scheme Booklet. The Avexa Directors have utilised the Progen Financial Information in preparing the Merged Entity Financial Information. The Avexa Directors have relied on the Progen Financial Information.

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Progen has not audited, reviewed, or independently verified the Avexa Financial Information and disclaims any responsibility for it. Avexa is responsible for ensuring that the Avexa Financial Information is not misleading or deceptive in any material respect (whether by omission or otherwise) and is responsible for the Avexa Financial Information.

The Merged Entity Financial Information has been extracted from the audited financial statements of Avexa and Progen for the year ended 30 June 2008. The Merged Entity Financial Information is presented in an amended form for consistency of information and does not contain all of the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act and other financial reporting requirements.  In particular, they do not include any notes to and forming part of the financial statements of Avexa or Progen.

The Merged Entity Financial Information in this section should be read in conjunction with the risk factors and other information contained in this Explanatory Memorandum, and the annual financial reports issued by the respective entities for the year ended 30 June 2008.

(b)                                                     Key assumptions

The following key assumptions have been adopted in the preparation of Tables A to E:

•                                          The pro forma combined income statement represents an aggregation of Avexa’s and Progen’s audited results reclassified wherever relevant for consistency;

•                                          There has been no normalisation of the financial results or position to reflect unusual or non-recurring transactions that may have been reflected in either Avexa’s or Progen’s financial statements for the year ended 30 June 2008;

•                                          There has been no adjustment in the Merged Entity Financial Information for provisions or expenses relating to post-Merger integration costs;

•                                          Prior to entering into the Merger Implementation Agreement and other agreements relating to the Merger, neither Avexa or Progen had any transactions with the other.  Therefore no elimination adjustments for intra-entity transactions or balances have  been required in the preparation of the Merged Entity Financial Information;

•                                          The accounting policies used to prepare the Merged Entity Financial Information are based on the accounting policies disclosed in Avexa’s and Progen’s audited financial statements for the year ended 30 June 2008.  Based on this publicly available information,  the accounting policies are not considered to be materially different and accordingly no adjustments have been made to the Merged Entity Financial Information to align accounting policies.  A detailed review of all accounting policies will be undertaken and the outcome reflected in the Merged Entity’s 30 June 2009 financial statements;

•                                          In accordance with Accounting Standard AASB 3 “Business Combinations” (2008), whilst the legal substance of the transaction is that Progen is the purchaser of the share capital of Avexa, this relationship is reversed for accounting purposes Avexa is the deemed acquirer based on the overall indicators of control, including board composition, head office location and company name of the Merged Entity;

•                                          Avexa is not a subsidiary of Progen and accordingly the Merged Entity Financial Information has not been consolidated in accordance with Accounting Standard AASB 127 “Consolidated and Separate Financial

48

Statements”.  However, the pro forma combined balance sheet eliminates the contributed equity, reserves and accumulated losses of Progen which will be assumed to be acquired by Avexa in accordance with Accounting Standard AASB 3 “Business Combinations” (2008);

•                                          The pro forma combined balance sheet assumes that the excess of the Scheme Consideration over the Progen net assets at the Implementation Date will be reflected as goodwill in the balance sheet of the Merged Entity.  The Merged Entity will conduct an assessment of the fair value of the net assets acquired at the date the Scheme is implemented.  This assessment will separately determine the actual amounts of identifiable intangible assets and the goodwill on consolidation.  Any identifiable intangibles will be progressively amortised over their estimated useful lives.  Goodwill on consolidation will not be amortised, but will be subjected to an annual impairment test;

•                                          Avexa will only be able to undertake a detailed assessment of the fair value of Progen’s assets, liabilities and contingent liabilities after the Implementation Date.  Once the fair value assessment is completed adjustments may need to be made to the fair value of the assets and liabilities disclosed in the pro-forma combined balance sheet of the Merged Entity;

•                                          The composition of the pro forma balance sheets and cash flow statements will vary depending upon the outcome of the Progen Buy Back.  The pro forma combined balance sheet presented assumes a 100%, $20 million participation in the Buy Back and the cancellation of Progen Shares to the value of $20 million.  Partially subscribed Buy Back scenarios have been presented in Table E together with the relative Avexa Shareholder ownership share of the Merged Entity and attributable goodwill value;

Shareholders should also note that the balance sheet and final cost of the business combination that arises following the Scheme Implementation will be based on the actual share prices of the entities, their assets and their liabilities at the date the Scheme is implemented.  Accordingly the actual balance sheet will differ to the position set out in Table B;

•                                          The pro forma combined balance sheet assumes that the Progen and Avexa share prices used to reflect the Merger are those adopted in the Merger Implementation Agreement, namely $1.35 per share for Progen and $0.105 per share for Avexa.  The value attributed to the issue is $57.088 million assuming that the Progen Buy Back is fully subscribed and 42,287,694 Progen Shares remain on issue after the maximum share buyback.  A partially subscribed Progen Buy Back will deliver a pro rata consideration value as presented in Table E;

•                                          No adjustment has been made for any share-based payment accounting entries that may be required as a result of the cancellation of Avexa options or issue of options or performance rights in the Merged Entity;

•                                          Aggregate estimated transaction costs of $3.2 million have been incorporated into the pro forma combined balance sheet at 30 June 2008;

•                                          The pro forma combined statement of cash and cash equivalents at 31 December 2008 has been derived from the audited balance sheets of Avexa and Progen at 30 June 2008 adjusted for estimated transaction costs of $3.2 million, the maximum potential Progen Buy Back of $20 million, cash utilised by Avexa and Porgen during the six month period ended 31 December 2008 and the impact on cash balances of cash denominated in foregn currencies

49

translated into Australian dollars at the exchange rates ruling at close of business on 31 December 2008; and

•                                          No provision has been raised in respect of additional milestone payments of up to $19.5 million, payable by Progen to the Cellgate shareholders in Progen Shares (to the extent permissible without shareholder approval) and/or cash upon the achievement of certain clinical and regulatory milestones in respect of the assets of Cellgate because the achievement of the milestone is not currently considered probable.

(c)                                                     Pro forma combined income statement results — TABLE A

Set out below is the pro forma combined income statement for the Merged Entity as if the Merger had occurred on 1 July 2007.

Pro forma combined income statement for the year ended 30 June 2008

	AVEXA	PROGEN	PRO FORMA COMBINED
	$‘000	$‘000	$‘000
REVENUE:
Manufacturing services	—	1,086	1,086
Interest	4,348	5,392	9,740
Government grants	891	1,316	2,207
Sub- Lease	468	—	468
Other	—	54	54
TOTAL REVENUE	5,707	7,848	13,555

EXPENSES:
Contract research and development	(30,039)	(16,145)	(46,184)
Manufacturing facility	—	(2,721)	(2,721)
Finance	(20)	(19)	(39)
Employee	(5,936)	(4,930)	(10,866)
Share-based payment	(535)	(1,328)	(1,863)
Depreciation	(187)	(423)	(610)
Amortisation of intellectual property rights	—	(151)	(151)
Administrative and corporate	(5,083)	(4,250)	(9,333)
Fair value of Progen shares issued and purchased on-market (1)	—	(2,029)	(2,029)
Medigen termination agreement (1)	—	(2,000)	(2,000)
LOSS BEFORE INCOME TAX EXPENSE	(36,093)	(26,148)	(62,241)

Income tax expense	—	—

NET LOSS FOR THE YEAR	(36,093)	(26,148)	(62,241)

(1)                                  Comprises the financial impact of payments to Medigen upon completion of clinical milestones in accordance with the termination of the Alliance Agreement with that entity.

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(d)                                                     Pro forma balance sheet as at 30 June 2008 — TABLE B

Set out below is the pro forma combined balance sheet of the Merged Entity as if the Merger had occurred on 30 June 2008.  The pro forma balance sheet assumes a full, $20 million subscription in respect of the Progen Buy Back and estimated transaction costs of $3.2 million.

Pro forma combined balance sheet as at 30 June 2008

	AVEXA	PROGEN	COMBINED	PROGEN BUYBACK	TRANS- ACTION COSTS	MERGER ADJUSTMENT ENTRIES	POST MERGER
	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000
Current assets
Cash & cash equivalents	43,411	76,748	120,159	(20,000)	(3,200)	—	96,959
Trade and other receivables	353	722	1,075	—	—	—	1,075
Prepayments	80	187	267	—	—	—	267
Government grants receivable	—	302	302	—	—	—	302
Total current assets	43,844	77,959	121,803	(20,000)	(3,200)	—	98,603

Non-current assets
Deposits	—	98	98	—	—	—	98
Plant and equipment at cost	926	1,170	2,096	—	—	—	2,096
Goodwill	—	—	—	—	—	3,029	3,029
Intellectual property rights	—	3,364	3,364	—	—	—	3,364
Marketing Licence	20,013	—	20,013	—	—	—	20,013
Total non-current assets	20,939	4,632	25,571	—	—	3,029	28,600
Total assets	64,783	82,591	147,374	(20,000)	(3,200)	3,029	127,203

Current liabilities
Accounts payable	8,449	6,525	14,974	—	—	—	14,974
Employee and other provisions	515	312	827	—	—	—	827
Derivative financial instruments	—	249	249	—	—	—	249
Government grants	—	9	9	—	—	—	9
Total current liabilities	8,964	7,095	16,059	—	—	—	16,059

Non-current liabilities
Employee provisions	43	237	280	—	—	—	280
Total non-current liabilities	43	237	280	—	—	—	280

Total liabilities	9,007	7,332	16,339	—	—	—	16,339

Net assets	55,776	75,259	131,035	(20,000)	(3,200)	3,029	110,864
Equity
Issued Capital	137,238	191,357	328,595	(20,000)	—	(171,357)	137,238

Cost of the Business Combination	—	—	—	—	—	57,088	57,088
Share issue costs - Progen	—	—	—	—	(1,200)	1,200	—
Issued Capital	137,238	191,357	328,595	(20,000)	(1,200)	(113,069)	194,326
Reserves	—	3,162	3,162	—	—	(3,162)	—
Accumulated losses	(81,462)	(119,260)	(200,722)	—	(2,000)	119,260	(83,462)
Total equity	55,776	75,259	131,035	(20,000)	(3,200)	3,029	110,864

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(e)                                                     Pro forma combined statement of cash flows for year ended 30 June 2008 — TABLE C

Set out below is the pro forma combined statement of cash flows of the Merged Entity as if the Merger had occurred on 1 July 2007.

Pro forma combined statement of cash flows

for the year ended 30 June 2008

	AVEXA	PROGEN	COMBINED
	$‘000	$‘000	$‘000

Cash flows from operating activities
Cash receipts in the course of operations	879	1,629	2,508
Cash payments in the course of operations	(35,673)	(23,315)	(58,988)
Receipt of Government grants	891	973	1,864
Interest received	4,661	5,048	9,709
Income taxes paid	—	—	—
Finance costs	(20)	(19)	(39)
Net cash used in operating activities	(29,262)	(15,684)	(44,946)

Cash flows from investing activities
Payments for intangibles – marketing licence	(3,478)	—	(3,478)
Payments for property, plant and equipment	(767)	(354)	(1,121)
Acquisition of net assets	—	570	570
Merger costs	—	—	—
Costs incurred on acquisition of net assets	—	(1,148)	(1,148)
Net cash used in investing activities	(4,245)	(932)	(5,177)

Cash flows from financing activities
Proceeds from issue of share capital	48	—	48
Costs of raising share capital	(4)	(275)	(279)
Repayment of loan	—	(803)	(803)
Net cash provided by / (used in) financing activities	44	(1,078)	(1,034)

Net (decrease) in cash held	(33,463)	(17,694)	(51,157)
Net foreign exchange differences	—	(3,781)	(3,781)
Cash at the beginning of the financial year	76,874	98,223	175,097
Cash at the end of the financial year	43,411	76,748	120,159

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(f)                                                       Pro forma combined of cash and cash equivalent balances as at 31 December 2008 — TABLE D

Set out below is the pro forma combined unaudited cash and cash equivalent balances of the Merged Entity as if the Merger had occurred on 31 December 2008 after allowing for the full, $20 million, subscription in respect of the Progen Buy Back and anticipated transaction costs of $3.2 million.

Pro forma combined statement of cash and cash equivalent balances as at 31 December 2008

	AVEXA	PROGEN	PRO FORMA COMBINED
	$‘000	$‘000	$‘000
Cash & cash equivalents at 30 June 2008	43,411	76,748	120,159
Estimated transaction costs	(2,000)	(1,200)	(3,200)
Maximum potential share buy back	—	(20,000)	(20,000)
Pro forma combined balance as at 30 June 2008	41,411	55,548	96,959
Less cash outflows for six months ended 31 December 2008	(22,935)	(11,780)	(34,715)
Increase in cash balances arising from foreign currency gains	—	7,998	7,998
Cash & cash equivalents at 31 December 2008 net of maximum share buyback and estimated transaction costs	18,476	51,766	70,242

(g)                                                    Sensitivities of the Progen Share Buy Back — TABLE E

The following table illustrates the sensitivities associated with less than 100% participation in the Progen Share Buy Back, including the financial impact in terms of the Merged Entity cash and cash equivalent balances, attributable goodwill and the relative ownership in the Merged Entity for existing Avexa Shareholders.

Buyback Percentage	Buyback Amount $‘000	Number of Progen shares post buyback	Consideration for Progen shares $‘000	Merged Entity cash balance (1) $‘000	Goodwill attributable $‘000	Total number of Merged Entity shares	Avexa % of Merged Entity	Progen % of Merged Entity
100%	20,000	42,287,692	57,088	96,959	3,029	75,318,338	44%	56%
75%	15,000	46,833,147	63,225	101,959	4,166	79,863,793	41%	59%
50%	10,000	51,378,602	69,361	106,959	5,302	84,409,248	39%	61%
25%	5,000	55,924,056	75,497	111,959	6,438	88,954,702	37%	63%
0%	—	60,469,511	81,634	116,959	7,575	93,500,157	35%	65%

(1) Proforma combined cash and cash equivalents balances as at 30 June 2008, net of Progen Share Buy Back and estimated transaction costs.

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Annexure B - Detailed information on risks of the Merger

Risks specific to the Merger

Integration risks

The Merger will entail the integration of various functions and departments of Progen and Avexa including research and development functions. There is a risk that integration of Progen and Avexa is more difficult or takes more time than is currently expected. This may have an adverse impact on the performance of the Merged Entity.

Realisation of benefits

The Progen Board expects that the Merger will create significant benefits in terms of expanding the Merged Entity’s drug development pipeline, generating scale in research and development activities and integrating the two companies’ technology platforms and management teams. There is a risk that the expected benefits of the Merger will not be realised to their full extent within the targeted time frame or at all. Failure to achieve targeted benefits may have an adverse impact on the performance of the Merged Entity.

No guarantee of share price re-rating or increased share trading liquidity

There can be no guarantee that the market in Progen Shares will be liquid or that the price of the Progen Shares will increase after the Merger. The price of Progen Shares may decrease after the Merger. There may also be relatively few, or many, potential buyers or sellers of Progen Shares at any time. This may increase the volatility of the market price of Progen Shares. It may also affect the prevailing market price at which Progen Shareholders are able to sell their Progen Shares.

Loss of key personnel

The Merger may lead to a loss of key personnel following implementation. This may have an adverse impact on the performance of the Merged Entity through loss of specialised skills, knowledge or business relationships.

Risks for the Merged Entity which are also common to the Progen and Avexa businesses

The risk factors described below are common to Progen and Avexa, and will continue to be risks associated with an investment in the Merged Entity.

Technology risk

The Merged Entity’s future success will depend on the ability to develop products that are competitive in a global market place. There is no guarantee that any of the products currently being developed by Progen or Avexa will achieve the desired plans of either entering into licensing agreements or achieving sales or marketing approval. Similarly, there can be no guarantee that the successful result data received to date in respect of ATC will continue (including in respect of the 96 week Phase IIb data, the week 16 Phase III data or the week 24 Phase III data).

There are many risks inherent in the development of medical and biotechnology products, including that they may fail during clinical trials or may fail to gain regulatory authorities’ approval.

More specifically in respect of ATC, some key risks in the development of ATC include the following:

•                                         the Phase III primary clinical endpoint for ATC will not be met;

•                                          adverse effects could be associated with ATC;

•                                          government or regulatory delays; and

•                                          other delays are encountered or other unforeseen events occur.

If such risks, delays or other unforeseen events occur (for example, if sufficient

54

patients for the Phase III trials cannot be recruited efficiently), the funding of the Merged Entity may not be sufficient to progress the Phase III trial to the week 24 data milestone, and additional funding may need to be raised.

Biotechnology industry and competition

The biotechnology sector in which Progen and Avexa are operating remains highly competitive and subject to change. There is no assurance that competitors will not succeed in developing systems and products that are more effective and economic than those produced by the Merged Entity. The Merged Entity’s potential competitors include major pharmaceutical and biotechnology companies from around the world with considerably greater resources. Competitive pressure could result in loss of market share, price reductions or reduced margins, any of which could adversely affect the business of the Merged Entity.

Risk of legal action

Both Progen and Avexa perform a range of research and development activities.  There is a risk that failure to carry out research and development in accordance with the contractual obligations, including maintenance of confidentiality and intellectual property requirements, could expose the Merged Entity to legal action. This could have a material adverse impact on the Merged Entity.

Early stage of development of the Merged Entity’s product portfolio

The development of further products will require additional research and development, and there can be no assurance that any of the Progen or Avexa product candidates will be successfully developed after the proposed Merger. The Merged Entity may encounter delays and incur additional research and development as well as production costs and expenses in order to produce products sufficient for commercial distribution.

Furthermore, there can be no assurance that any of the developed products will meet the regulatory and production requirements necessary for commercial distribution.

Reliance on third parties

The success of the Merged Entity will be dependent, in part, upon the maintenance of its relationships and further establishment of relationships and partnerships with third parties concerning supply, development, manufacture, marketing and servicing of its products. There can be no assurance that these relationships will satisfactorily continue, will be entered into or could be substituted on similar terms.

Protection of patents and proprietary rights

Patent protection of the Merged Entity’s technologies and products is critical to its business prospects.  However, there  can be no assurance that patents will be issued in connection with any of the Merged Entity’s applications, future or pending, or that the lack of any such patents will not have a material adverse effect on the Merged Entity’s ability to develop and market its proposed products. Furthermore, no assurance can be given that the Merged Entity will develop products which are patentable or that patents will be sufficiently broad in their scope to provide protection for the Merged Entity’s intellectual property rights against third parties. There can be no assurance as to the ownership, validity or scope of any patents which have been, or may in the future be, issued to the Merged Entity or that claims with respect thereto would not be asserted by other parties.

Substantial costs may be incurred if the Merged Entity challenges the proprietary rights of others or if it is required to defend its proprietary rights.

Product testing and regulatory authority approvals

The evaluation, manufacture and marketing of the Merged Entity’s products are subject to regulation by government and regulatory agencies in all countries. Failure to secure the required regulatory permissions could preclude the sale and distribution

55

of the Merged Entity’s products in its target markets.

There can be no assurance that the Merged Entity will obtain the necessary regulatory approvals for its products as it develops them, and this may result in the Merged Entity being unable to market its products or obtain licensing deals. This could materially affect the cash flow and future prospects of the Merged Entity.

Product liability

The business of the Merged Entity will expose its products to potential product liability and professional indemnity risks which are inherent in the research, development, manufacturing, marketing and use of its products. In particular, in the case of biotechnology products, there is a risk that their use in field trials and commercialisation may result in adverse effects.

There can be no assurance that the Merged Entity will be able to secure the necessary product liability insurance cover at an acceptable cost, if at all. If the Merged Entity cannot adequately protect against potential liability claims, it may find it difficult or impossible to commercialise its products. There can also be no assurance that the level and/or terms of insurance carried, now or in the future, will be adequate to cover the financial damages resulting from a product liability claim or judgement. Any product liability claim or judgement which exceeds the Merged Entity’s insurance coverage limits could have a substantial adverse effect on the business, financial condition, results of operations and cash flows of the Merged Entity.

Uncertainty of achieving the business plan, future revenue and operating results

The Merged Entity plans to expand its business activities by investing in several new and emerging products and markets for which little historical trading information exists. As a consequence, the Merged Entity’s future revenue is difficult to forecast. If the Merged Entity does not achieve its expected revenue and/or does not manage to contain expenses at reasonable levels, the Merged Entity’s results of operations may fall below expectations.

As a result of the rapidly evolving nature of the Merged Entity’s business, any period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The Merged Entity does not expect to pay dividends for the foreseeable future. The Merged Entity’s results of operations may not meet the future expectations of public market analysts or investors and the market price of the Merged Entity’s shares may be adversely affected.

Additional funding for future research and development activities

The Merged Entity may require access to further equity capital in the future to fund its research and development activities beyond that which are currently envisaged, depending upon the outcome of its programs.  There is no assurance as to whether future funding will be available to the Merged Entity and the terms at which that funding can be raised.

Marketing risks

The Merged Entity may not have sufficient skills or capacity to independently market and sell the products that it develops through to commercialisation. The Merged Entity may seek to partner with other companies to assist with the commercialisation and marketing of its products, but there is no guarantee that the Merged Entity will be able to enter into any partnership agreements for its products

General risks

Equity market conditions and share ownership

There are general risks associated with an investment in the share market which may affect the value of Progen Shares and in turn the value of the Scheme Consideration payable by Progen. Broader market factors affecting the price of Progen Shares are unpredictable and may be unrelated or disproportionate to the financial or operating

56

performance of the Merged Entity.

The price at which shares trade on ASX may fluctuate as a result of a similarly wide variety of factors. An investment in the Merged Entity will be subject to such fluctuations and risk factors, some of which the Merged Entity will seek to mitigate while others are outside the control of the Merged Entity.

Such factors may include the domestic and international economic outlook, global political and economic stability, interest and inflation rates, foreign exchange rates and investor sentiment.

Economic and financial conditions

Changes in the economic climate in which the Merged Entity will operate may adversely impact the financial performance of the Merged Entity.  The performance of the Merged Entity may be influenced by various general economic factors including, but not limited to:

•                                          economic growth;

•                                          interest rates;

•                                          the rate of inflation;

•                                          employment levels;

•                                          general prosperity of the population;

•                                          market volatility; and

•                                          monetary policy.

Material adverse changes to these general economic factors may have an adverse impact on the performance of the Merged Entity.

Regulatory and legislative changes

Changes in laws, regulations and government policy may affect the Merged Entity and the attractiveness of an investment in the Merged Entity positively or negatively.

Exchange rate fluctuation

As a consequence of the international nature of its business (in that much of ATC’s trials are being conducted outside of Australia), the Merged Entity will incur costs in foreign currency and hence will be exposed to risks associated with changes in foreign currency exchange rates. The Merged Entity will be based in Australia and will present its financial statements in Australian dollars and the majority of the Merged Entity’s cash resources are to be held in Australian dollars. In addition, most of the Merged Entity’s future revenues are expected to be denominated in currencies other than Australian dollars, in particular US dollars. Therefore, movements in foreign currency exchange rates may have an impact on the Merged Entity’s reported results of operations, financial position and cash flows.

57

Annexure C - BDO Kendalls Independent Expert Report

Progen Pharmaceuticals Limited

Independent Expert Report in relation to the Voluntary Share Buy-Back

February 2009

Important Note:  This Report relates to the voluntary share buy-back.  This Report does not relate to and should not be used in any way by shareholders of Progen Pharmaceuticals Limited to decide whether or not to vote in favour of the Proposed Merger between Progen Pharmaceuticals Limited and Avexa Limited.

Progen Pharmaceuticals Ltd Independent Expert’s Report

TABLE OF CONTENTS

Financial Services Guide			II
Glossary			IV
1.0	INTRODUCTION		1
2.0	SUMMARY OF OPINION		3
	2.1	THE PROPOSED TRANSACTION	3
	2.2	PGL SHAREHOLDERS DECISION TO OFFER SHARES	6
3.0	OUTLINE OF THE PROPOSED TRANSACTION		8
	3.1	DETAILS OF THE PROPOSED TRANSACTION	8
	3.2	TERMS AND CONDITIONS OF THE PROPOSED TRANSACTION	10
	3.3	RATIONALE FOR THE PROPOSED TRANSACTION	10
4.0	SCOPE OF REPORT & METHODOLOGY FOR ASSESSMENT		11
	4.1	SCOPE OF REPORT	11
	4.2	ASSESSMENT METHODOLOGY	12
5.0	BACKGROUND OF PGL		14
	5.1	OVERVIEW OF PGL	14
	5.2	PGL TECHNOLOGY	14
	5.3	EQUITY STRUCTURE OF PGL	16
	5.4	SHARE MARKET PERFORMANCE OF PGL	18
	5.5	HISTORICAL FINANCIAL INFORMATION OF PGL	19
6.0	BACKGROUND OF AVX		24
	6.1	OVERVIEW OF AVX	24
	6.2	MAJOR PROJECTS	24
	6.3	EQUITY STRUCTURE OF AVX	25
	6.4	SHARE MARKET PERFORMANCE OF AVX	26
	6.5	HISTORICAL FINANCIAL INFORMATION OF AVX	28
7.0	ASSESSMENT OF THE PROPOSED TRANSACTION		32
	7.1	OVERVIEW	32
	7.2	POSITION OF PGL SHAREHOLDERS PRIOR TO PROPOSED TRANSACTION	32
	7.3	ADVANTAGES OF THE PROPOSED TRANSACTION	33
	7.4	DISADVANTAGES OF THE PROPOSED TRANSACTION	34
	7.5	CURRENT POSITION OF PGL SHAREHOLDERS	35
	7.6	OTHER MATTERS FOR CONSIDERATION	36
	7.7	CONCLUSION ON PROPOSED TRANSACTION	36
8.0	VALUE OF A MERGED ENTITY SHARE		37
	8.1	OVERVIEW	37
	8.2	SUMMARY OF VALUATION	38
9.0	SOURCES OF INFORMATION		41
10.0	INDEMNITIES, REPRESENTATIONS & WARRANTIES		42
	10.1	INDEMNITIES	42
	10.2	REPRESENTATIONS & WARRANTIES	42
11.0	EXPERIENCE, DISCLAIMERS AND QUALIFICATIONS		43

i

Financial Services Guide

The Financial Services Guide (‘FSG’) is provided to comply with the legal requirements imposed by the Corporations Act and includes important information regarding the general financial product advice contained in this report (“this Report”).  The FSG also includes general information about BDO Kendalls Corporate Finance (QLD) Ltd (‘BDO KCFQ’ or ‘we’, ‘us’ or ‘our’), including the financial services we are authorised to provide, our remuneration and our dispute resolution.

BDO KCFQ holds an Australian Financial Services Licence to provide the following services:

a)              financial product advice in relation to deposit and payment products (limited to basic deposit products and deposit products other than basic deposit products), securities, derivatives, managed investments schemes, superannuation, and government debentures, stocks and bonds; and

b)             arranging to deal in financial products mentioned in a) above, with the exception of derivatives.

General Financial Product Advice

This Report sets out what is described as general financial product advice.  This Report does not consider personal objectives, individual financial position or needs and therefore does not represent personal financial product advice.  Consequently any person using this Report must consider their own objectives, financial situation and needs.  They may wish to obtain professional advice to assist in this assessment.

The Assignment

Progen Pharmaceuticals Limited (‘PGL’) has requested BDO KCFQ to provide an Independent Expert Report in relation to a voluntary share buy-back (‘the Proposed Transaction’) it has proposed.  We understand that the Proposed Transaction is to be completed immediately prior to the proposed merger (‘Proposed Merger’) with Avexa Limited (‘AVX’) and that the Proposed Transaction will be conditional on shareholder approval of the Proposed Merger.

The scope of our report is set out in detail in Section 4 of this Report.  Our Report provides an opinion as to whether or not the Proposed Transaction (as defined in our report) is in the best interests of PGL shareholders.

If the Proposed Transaction is approved and implemented, PGL shareholders must then decide whether or not to participate in the voluntary share buy-back.  The decision to participate will be influenced by the particular circumstances of PGL shareholders.  PGL shareholders should obtain their own professional advice in relation to their own circumstances.   As instructed, this Report does not provide an opinion on whether or not a shareholder should participate in the voluntary buy-back.

Fees, Commissions & Other Benefits we may Receive

We charge a fee for providing reports.  The fees are negotiated with the party who engages us to provide the report.  We estimate that our fees for the preparation of this report will be approximately $75,000 plus GST.  Fees are usually charged as a fixed amount or on an hourly basis depending on the terms of the agreement with the engaging party.  Our fees for this Report are not contingent on the outcome of the Proposed Transaction.

Except for the fees referred to above, neither BDO KCFQ, nor any of its partners, employees or related entities, receive any pecuniary benefit or other benefit, directly or indirectly, for or in connection with the provision of this Report.

Directors of BDO KCFQ may receive a share in the profits of BDO Kendalls (QLD), a related entity of BDO KCFQ.  All our directors and any employees of BDO KCFQ are entitled to receive a salary.  Where a director of BDO KCFQ is a partner of BDO Kendalls (QLD) the person is entitled to some share in the profits of BDO Kendalls (QLD).

Associations & Relationships

From time to time BDO KCFQ or its related entities may provide professional services to issuers of financial products in the ordinary course of its business.  These services may include audit, tax and business advisory services.  BDO KCFQ has not previously provided any of these services to PGL or AVX.

To prepare our reports, including this Report, we may use researched information provided by research facilities to which we subscribe or which is publicly available.  Reference has been made to the sources of information in this Report, where applicable.  Research fees are not included in the fee details provided in this Report.

Complaints

We are members of the Finance Industry Complaints Service.  Any complaint about our service should be in writing and sent to BDO Kendalls Corporate Finance (QLD) Ltd, GPO Box 457, Brisbane QLD 4001.  We will endeavour to resolve the complaint quickly and fairly.

If the complaint cannot be satisfied within 45 days of written notification, there is a right to lodge a complaint with the Financial Industry Complaints Service (FICS). They can be contacted on 1800 335 405.  This service is provided free of charge.

If the complaint involves ethical conduct a complaint may be lodged in writing with the Institute of Chartered Accountants, Queensland Branch, GPO Box 2054, Brisbane QLD 4001.

The Australian Securities and Investment Commission (ASIC) also has an Infoline on 1300 300 630 which can be used to make a complaint and obtain information about investor rights.

Location Address: Level 18 300 Queen Street BRISBANE QLD 4000	Postal Address: GPO Box 457 BRISBANE QLD 4001

Contact details:

BDO Kendalls Corporate Finance (QLD) Ltd

Phone:	(07)	3237 5999
Fax:	(07)	3221 9227
Email:	cf.brisbane@bdo.com.au

Glossary

Reference	Definition
ABV	Asset Based Valuation
Act, the	Corporations Act
AGM	Annual General Meeting
AIDS	Acquired Immunodeficiency Syndrome
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange Ltd
ATC	Apricitabine (a key compound being developed by Avexa Ltd)
AUD	Australian Dollars
AVX	Avexa Ltd
BDO KCFQ	BDO Kendalls Corporate Finance (QLD) Ltd
BDO Person	BDO KCFQ, BDO Kendalls (QLD) or any of the partners, directors, agents or associates thereof
CME	Capitalisation of Future Maintainable Earnings
DCF	Discounted Future Cash Flows
Directors, the	the Directors of Progen Pharmaceuticals Ltd
EBIT	Earnings before interest and tax
EBITDA	Earnings before interest, tax, depreciation and amortisation
HCV	Hepatitis C Antiviral
HIV	Human Immunodeficiency Virus
LEA	Lonergan Edwards & Associates Limited
MBV	Market Based Valuation
Merged Entity, the	The entity created if the merger between Progen Pharmaceuticals Ltd and Avexa Ltd is approved by shareholders in both companies
MIA	Merger Implementation Agreement
PGL	Progen Pharmaceuticals Limited
NASDAQ	US NASDAQ Global Market
Proposed Merger, the	The proposed merger between Progen Pharmaceuticals Ltd and Avexa Ltd
Proposed Transaction, the	The proposed voluntary share buy-back announced by Progen Pharmaceuticals Limited
RGs	Regulatory Guides published by the Australian Securities and Investments Commission
Report, this	This Independent Expert’s Report prepared by BDO KCFQ
Shire	Shire Pharmaceuticals Group
USD	United States Dollar
VWAP	Volume Weighted Average Price

BDO Kendalls Corporate Finance (QLD) Ltd Level 18, 300 Queen St Brisbane QLD 4000 GPO Box 457 Brisbane QLD 4001 Phone 61 7 3237 5999 Fax 61 7 3221 9227 cf.brisbane@bdo.com.au www.bdo.com.au
ABN 54 010 185 725
2 February 2009	AFS Licence No. 245513

The Shareholders

C/- The Directors

Progen Pharmaceuticals Limited

16 Benson Street

TOOWONG QLD 4066

Dear Shareholders

Independent Expert’s Report

1.0                               Introduction

BDO Kendalls Corporate Finance (QLD) Limited (‘BDO KCFQ’) has been engaged by the directors of Progen Pharmaceuticals Limited (‘the Directors’) to prepare an Independent Expert Report (‘this Report’) to the shareholders of Progen Pharmaceuticals Ltd (‘PGL’) in relation to the proposed voluntary share buy-back (‘the Proposed Transaction’). We understand that the Proposed Transaction is intended to be completed immediately prior to the proposed merger of PGL and Avexa Ltd (‘AVX’).  We are instructed that the Proposed Transaction is conditional on shareholder approval of the proposed merger between PGL and AVX (‘the Proposed Merger’).

A summary of the Proposed Transaction is set out in Section 3.1 below.

On 22 December 2008, it was announced that, subject to shareholder approval, PGL and AVX would merge to create Avexa Pharmaceuticals Limited (‘the Merged Entity’). At this time the Directors also proposed a voluntary share buy-back be conducted prior to the Proposed Merger in which up to AUD $20 million representing 18,181,818 shares or approximately 30% of Progen shares on issue (all amounts presented in this Report will be expressed in AUD unless stated otherwise) would be returned to the PGL shareholders at $1.10 per share (subject to approval of the PGL shareholders).

If the Proposed Transaction is approved by the PGL shareholders and should they choose to participate, they will be eligible to sell a proportion of their PGL shares (on a pro-rata basis) to PGL at $1.10 per share.  The number of shares PGL shareholders will be able to sell in the voluntary share buy-back will depend on the level of participation in the voluntary share buy-back.

This Report has been prepared solely for use by the PGL shareholders to provide them with information relating to the Proposed Transaction and should not be used by any other persons or for any other purpose.  In this Report, BDO KCFQ has expressed an opinion as to whether or not the Proposed Transaction is in the best interests of the PGL shareholders.  We do not provide an opinion as to whether the Proposed Transaction is in the best interests of the option holders or other parties to be issued PGL shares under existing agreements.

BDO KCFQ understands that this Report will be provided to the PGL shareholders to assist them to make an informed decision as to whether to vote in favour of or to vote against the Proposed Transaction.  This Report should be read in full, including the assumptions underpinning our work, together with the other information provided to the PGL shareholders in conjunction with this Report (including the documents accompanying the Notice of Meeting, such as the Explanatory Memorandum).

This Report does not address circumstances specific to individual PGL shareholders. A PGL shareholder’s decision to accept or reject the Proposed Transaction is likely to be influenced by the shareholder’s particular circumstances. PGL shareholders should obtain their own professional advice in relation to their own circumstances.

If the Proposed Transaction is approved, PGL shareholders must then also decide whether or not to sell their PGL shares into the buy-back.  This Report only provides an opinion in relation to whether or not the voluntary share buy-back is in the best interests of PGL shareholders.  This report does not provide an opinion as to whether or not PGL shareholders should sell their shares into the buy-back, if the Proposed Transaction is approved.

A shareholder’s decision to sell their shares into the buy-back is a different decision to approving the Proposed Transaction.  To make the decision to sell shares into the buy-back a shareholder will need to consider a range of information and other matters, not all of which are considered in this Report.  We have not been engaged to provide PGL shareholders with all relevant information to assist them to make this subsequent decision.

The Directors have also requested BDO KCFQ to consider the current value of the Merged Entity assuming that the Proposed Merger is approved and completed and assuming $20 million is returned to PGL shareholders through the voluntary share buy-back.

2.0                               Summary of Opinion

This section is a summary of our opinion and does not substitute for a complete reading of this Report.

We recommend that PGL shareholders consult their own professional advisers, carefully read all relevant documentation provided including the Explanatory Memorandum, and consider their own specific circumstances before voting in favour of or against the Proposed Transaction.

There are both benefits and risks associated with implementing the Proposed Transaction which may mean that if the Proposed Transaction is approved and implemented, the outcome may not suit all of the PGL shareholders.

Shareholders should not use information in this Report to assist them to decide whether or not to vote for or against the Proposed Merger.  This Report has not been prepared for that purpose.

2.1                             The Proposed Transaction

2.1.1                     Assessment Methodology

To assess whether the Proposed Transaction is in the best interests of PGL shareholders, it is our view that it is appropriate to consider a range of information and then, based on analysis of this information, form a view as to whether the Proposed Transaction is in the best interests of PGL shareholders.

The information that we have considered in forming our view includes the following:

•                  the position of the PGL shareholders prior to the Proposed Transaction (refer to Section 7.2 of this Report);

•                  the advantages of the Proposed Transaction (refer to Section 7.3 of this Report);

•                  the disadvantages of the Proposed Transaction (refer to Section 7.4 of this Report);

•                  a description of the current position of PGL shareholders in relation to the Proposed Transaction (refer to Section 7.5 of this Report); and

•                  other matters that PGL shareholders should consider in the event that the Proposed Transaction is, or is not, approved  (refer to Section 7.6 of this Report).

Having regard to the relevant information in Sections 7.2 to 7.6 of this Report, we conclude in Section 7.7 of this Report on whether or not the Proposed Transaction is, on balance, in the best interests of PGL shareholders.

2.1.2                     Advantages and Disadvantages

The advantages of the Proposed Transaction are discussed in more detail in Section 7.3 of this Report and include the following:

•	PGL shareholders will have the right but not the obligation to participate in the buy-back. If the Proposed Transaction is not approved then PGL shareholders will not have this choice;

•

If the Proposed Merger is approved, the Proposed Transaction will provide PGL shareholders with the opportunity for a partial return of cash rather than maintaining their full investment in the Merged Entity. This mechanism will be useful if PGL shareholders have a negative view about the future performance and/or assets of AVX, the company which will be merged with PGL;

•

The Proposed Transaction will be open to all PGL shareholders on an equal basis. If a greater number of shares are tendered than can be bought back then the buy-back will be conducted on a pro-rata basis so no participating PGL shareholder misses out completely;

•

The shares will be bought back at a higher price than is currently available on market as at the date of this Report. Specifically, the shares will be bought back at a higher price ($1.10) than the 1 week ($0.8434), 1 month ($0.8055), 3 month ($0.7470), 6 month ($0.7045), 9 month ($0.8237) and 12 month ($0.9906) volume-weighted average price (‘VWAP’) of PGL shares up to 16 January 2009.  For completeness, PGL shareholders should note that the shares will be bought back at a discount of approximately 7.5% to the net tangible asset (‘NTA’) backing of PGL as at 30 June 2008. At the time that the Proposed Transaction was announced, PGL shares were trading at a discount of 24.3% to its NTA as at 30 June 2008;

•

While it is not possible to accurately determine the price at which the Merged Entity will trade on market should the Proposed Merger be approved, it is possible that it may trade at prices lower than the buy-back price of $1.10. In this instance, PGL shareholders who sold shares into the buy-back (should the Proposed Transaction be approved) may be able to purchase shares in the Merged Entity at a lower price at a later point in time; and

•	PGL shareholders will not incur transaction costs (for example, brokerage) if they participate in the Proposed Transaction.

The disadvantages of the Proposed Transaction are discussed in more detail in Section 7.4 of this Report and include the following:

•

Returning capital as part of the Proposed Transaction reduces the funds available for the Merged Entity to undertake investment in the future. The Merged Entity may need to raise additional funds in future years and there is no guarantee that any subsequent capital raisings will be completed at a higher share price and/or on better terms than the price at which the buy-back is proposed;

•

The Merged Entity will have a different set of underlying assets to those assets held previously by PGL. While it is not possible to accurately determine the price at which the Merged Entity will trade on market should the Proposed Merger be approved, it is possible that it may trade at prices higher than the buy-back price of $1.10. In this instance, PGL shareholders who sold shares into the buy-back (should the Proposed Transaction be approved) may have done so at a lower price than they could have had they not participated in the buy-back. It is not possible to accurately determine the price at which the Merged Entity will trade on market at this stage.

We have considered three different valuation methodologies for the Merged Entity all of which provide a value of above $1.10 per share.  We have valued the Merged Entity having regard to a DCF valuation of ATC which calculated a value of $2.03 to $3.18 per share (the other methodologies provided lower values on a per share basis). Shareholders should consider all relevant information (including that set out in this Report) when deciding whether or not to approve the buy-back.  Each shareholders decision will depend upon their own circumstances and intentions; and

•

The Proposed Transaction will be completed on a pro-rata basis if PGL is unable to buy-back all shares. This means that depending on the level of participation in the buy-back, PGL shareholders may or may not be able to sell the number of shares that they offer into the buy-back.

2.1.3                     Conclusion

To form a view on the Proposed Transaction, it is necessary to consider all the information discussed below, including the advantages and disadvantages of the Proposed Transaction as well as the information set out in Section 8.0.

Having considered the relevant information it is our view that, on balance and in the absence of an alternate proposal, the Proposed Transaction is in the Best Interests of PGL shareholders.

It is our opinion that the advantages of the Proposed Transaction (as set out in Section 7.3) outweigh the disadvantages (as set out in Section 7.4).  In particular, the Proposed Transaction provides to PGL shareholders the opportunity but not the obligation to participate in the PGL share buy-back (assuming the Proposed Merger is also approved). This flexibility means that PGL shareholders can make their own decision as to whether or not to participate in the voluntary share buy-back.

Following the completion of the voluntary share buy-back and the merger of PGL and AVX, those PGL shareholders who now hold shares in the Merged Entity will have an exposure to AVX.  AVX is a company which has a different risk profile to PGL, which prior to the Proposed Merger was a company holding predominantly cash assets.  Being able to reduce an exposure to the Merged Entity, should a PGL shareholder consider it appropriate to do so, is a significant benefit of the Proposed Transaction.

While it is difficult to anticipate future movements in the share price of the Merged Entity, it is possible that the Merged Entity share price may not increase immediately but may increase in the future if the expected milestones are met. As the Proposed Merger will remove the immediate funding risk from ATC the Merged Entity share price may be rerated. There are also other milestones which may be achieved in the short term such as the release of 16 week Phase III data which may impact positively on the share price provided also that the market believes other milestones of the Merged Entity are capable of being met in future.

Section 7.0 of this Report sets out our assessment of the Proposed Transaction.

2.2                             PGL Shareholders Decision to Offer Shares

If the Proposed Transaction (being the voluntary share buy-back) is approved, a shareholder must then decide whether or not to offer their shares into the buy-back.  It is important that PGL shareholders clearly understand that this Report provides only an opinion in relation to whether or not the voluntary share buy-back is in the best interests of PGL shareholders.  This Report does not provide an opinion as to whether or not PGL shareholders should offer their shares to be bought back if the Proposed Transaction is approved.

A PGL shareholder’s decision to offer their shares to be bought back is a different decision.  A shareholder in favour of the Proposed Transaction may not necessarily decide to tender their shares to be bought back and vice versa.

A PGL shareholder’s decision to tender shares to be bought back will depend on a range of factors, including:

•                  A PGL shareholder’s requirement for liquidity at the current time;

•                  A PGL shareholder’s desire to retain shares in the Merged Entity which at the current time intends to invest predominantly in the assets of AVX; and

•                  A PGL shareholder’s risk appetite for an investment in the Merged Entity, a biotechnology company which is loss making and is in the process of developing its assets.

To make the decision to offer shares in circumstances where the Proposed Transaction is approved, PGL shareholders will need to consider a range of information and other matters.

The Directors have also requested BDO KCFQ to consider the current value of the Merged Entity assuming that the Proposed Merger is approved and completed and assuming $20 million is returned to PGL shareholders through the voluntary share buy-back.  We have completed this valuation work and we have provided information relating to this work to PGL shareholders in Section 8.0 of this Report.

PGL shareholders should note that the value of their investment in the Merged Entity may increase or decrease materially within short periods of time and without notice, particularly as research, regulatory or commercial milestones of the Merged Entity are either met or missed or as the condition of markets and other circumstances change.

PGL shareholders should consider the information set out in Section 8.0 and note specifically that the information in Section 8 is provided only in relation to a PGL shareholder’s decision to offer shares in the proposed share buy-back.

We have not been engaged to comment on whether or not the Proposed Merger between PGL and AVX is fair, reasonable or is in the best interests of PGL shareholders.  Accordingly, we provide no opinion in relation to the Proposed Merger whatsoever.  We have been instructed specifically to assume that the Proposed Merger between PGL and AVX has been approved by PGL shareholders.

2.2.1 Other Considerations

Our assessment of whether or not the Proposed Transaction is in the Best Interests of PGL shareholders is based on the information available at the date of this Report.  The decision of each shareholder to vote in favour of or against the Proposed Transaction should be made having regard to all information available from PGL up to and including the date of the PGL Shareholders Meeting at which PGL shareholders are asked to vote.

3.0                             Outline of the Proposed Transaction

3.1                              Details of the Proposed Transaction

A summary of the Proposed Transaction is set out below.  The summary is only that and should not be treated as a complete description of the Proposed Transaction.

The process to be followed in implementing the Proposed Transaction is summarised in Figure 3.1 below.  Figure 3.1 below also indicates how this Report may assist PGL shareholders in their assessment of the Proposed Transaction and in assessing the potential value of the Merged Entity (refer to the boxes with red shading).

Figure 3.1: Implementation process for the Proposed Transaction

Progen Pharmaceuticals Limited ("PGL")
Announced the Proposed Merger on 22 December 2008, subject to the approval of the shareholders of both companies
Avexa Pharmaceuticals Limited ("AVX")
Announced a voluntary share buy-back on 22 December 2008 at $1.10 per share for up to $20 million worth of shares (the Proposed Transaction)
PGL shareholders meeting
AVX Scheme Meeting
If PGL and AVX shareholders do not approve the Proposed Merger, the share buy-back will not proceed and the items below are not relevant.
Assuming both PGL and AVX shareholders approve the Proposed Merger
All PGL shareholders able to participate in the buy-back equally. If a greater number of shares are offered than can be bought back, the buy-back will be conducted on a pro-rata basis.
Any un-sold PGL shares will trade as Merged Entity shares.
PGL shareholders being advised by BDO KCFQ on whether the share buy-back is in their Best Interests
PGL shareholders to be provided with a valuation of the Merged Entity by BDO KCFQ.
The valuation is prepared on the basis that the Proposed Merger is approved and implemented and that the $20 million share buy-back is completed.
PGL shareholders do not participate in the buy-back and will retain their full holdings in PGL which will trade as the Merged Entity
Merger between PGL and AVX likely to be implemented (early April 2009)

3.2                              Terms and Conditions of the Proposed Transaction

As set out in the Explanatory Memorandum, the Proposed Transaction is subject to a number of conditions including:

•	PGL Shareholder approval of the Proposed Transaction;

•	PGL and AVX shareholder approval of the Merger Implementation Agreement (‘MIA’);

•	PGL reserving the right to terminate the buy-back at any time before entering into any buy-back agreements by making an announcement to Australian Stock Exchange (‘ASX’); and

•	The eligibility conditions set out in Section 3.6 of the Explanatory Memorandum.

These conditions are set out in the Explanatory Memorandum (a copy of which accompanies the Notice of Meeting).  The process that will be followed to implement the Proposed Transaction is set out in Section 3.2 of the Explanatory Memorandum.

3.3                              Rationale for the Proposed Transaction

In a letter to the PGL shareholders on 13 November, the Directors discussed the possibility of a capital return as a means of realising some value for PGL shareholders. This was in response to concerns raised by some PGL shareholders following the termination of the PI-88 Phase III study in liver cancer. With fewer drugs in the trial stage and with a significant amount of cash available (estimated by the Directors to be around $70 million by February 2009), the Directors considered that PGL is in a position to return some cash to PGL shareholders via a share buy-back.

At the PGL AGM on 24 November, the Directors announced that by 14 January 2009 they would announce the terms of a merger or acquisition that would be capable of delivering in excess of $1.10 per share in value to PGL shareholders. Failing this, the Directors announced that they would recommend that the entire capital of PGL (less liabilities and allowances for the continuing statutory or other costs of PGL) be returned to PGL shareholders. At that stage both courses of action were considered likely to require the approval of the PGL shareholders.

Subsequently, on 22 December 2008, it was announced that, subject to shareholder approval, PGL and AVX would merge to create the Merged Entity. At this time the Directors also proposed a voluntary share buy-back be conducted prior to the Proposed Merger in which up to $20 million would be returned to PGL shareholders at $1.10 per share (subject to the approval of PGL shareholders).

4.0                               Scope of Report & Methodology for Assessment

4.1                               Scope of Report

An independent expert, in certain circumstances, must be appointed to meet requirements set out in the Corporations Act 2001 (‘the Act’), the regulatory guides (‘RGs’) published by the Australian Securities and Investments Commission (‘ASIC’) and in some cases, the listing requirements of the stock exchanges on which a company is listed. These requirements have been set out in Sections 4.1.1, 4.1.2 and 4.1.3 below.  The sole purpose of this Report is to express BDO KCFQ’s opinion as to whether the Proposed Transaction is in the best interests of PGL shareholders and to provide PGL shareholders with analysis to assist them in determining an indicative value of the Merged Entity.  A copy of this Report will accompany the Notice of Meeting to be sent to PGL shareholders.

The matters to be considered at the PGL shareholder meeting and additional information regarding those matters are set out in detail in the Notice of Meeting and Explanatory Memorandum.  These documents are important and should be read in conjunction with this Report and any other information provided to PGL shareholders by PGL regarding the Proposed Transaction.

This Report is general financial product advice only and has been prepared without taking into account the objectives, risk profile, financial situation or needs of individual shareholders.  Before acting in relation to their investment, individual PGL shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs.  PGL shareholders should read in full the Explanatory Memorandum issued by PGL in relation to the Proposed Transaction.

Approval or rejection of the Proposed Transaction is a matter for individual PGL shareholders.  PGL shareholders who are in doubt as to the action they should take in relation to the Proposed Transaction should consult their own professional adviser.

4.1.1                     Requirements of the Act

Where a company proposes to buy-back more than 10% of its issued capital in 12 months, Section 257C(1) of the Act stipulates that the terms of the buy-back agreement must be approved before it is entered into by a resolution passed at a general meeting of the company’s shareholders.  Section 257C(2) of the Act also requires that the company include with its notice of meeting all information known to the company that is material to the decision of the shareholders to vote in favour of or against the resolution.

The RGs released by ASIC (see Section 4.1.2 below) provide clarification on the type of information expected to be provided to shareholders by companies undertaking share buy-backs under the Act.

4.1.2                     ASIC RGs

ASIC RGs are designed to assist companies by(1):

(1)                Source: ASIC

•                  explaining how ASIC interprets legislation;

•                  when and how ASIC will exercise specific powers under legislation (primarily the Act);

•                  describing the principles underlying ASIC’s approach, and/or

•                  giving practical guidance.

ASIC RG 110 suggests that when a company proposes to buy back a significant percentage of shares or the holdings of a major shareholder, the company’s directors should consider providing an independent expert’s report, including a valuation of the shares (ASIC RG 110:18).

4.1.3                     Stock Exchange Requirements

We understand that PGL will not be using this Report for the purpose of complying with the listing requirements of the ASX, US NASDAQ Global Market (‘NASDAQ’) or any other stock exchange.  This Report cannot be used for the purpose of meeting the listing requirements of any stock exchange.

4.2                               Assessment Methodology

There is no legal definition of the expression ‘in the best interests’. To assess whether the Proposed Transaction is in the best interests of PGL shareholders, it is our view that it is appropriate to consider a range of information and then, based on analysis of this information, form a view as to whether the Proposed Transaction is in the best interests of PGL shareholders.

The information that we have considered in forming our view includes the following:

•                  the position of PGL shareholders prior to the Proposed Transaction (refer to section 7.2 of this Report);

•                  the advantages of the Proposed Transaction (refer to section 7.3 of this Report);

•                  the disadvantages of the Proposed Transaction (refer to Section 7.4 of this Report);

•                  a description of the current position of PGL shareholders in relation to the Proposed Transaction (refer to Section 7.5 of this Report); and

•                  other matters that PGL shareholders should consider in the event that the Proposed Transaction is, or is not, approved (refer to Section 7.6 of this Report).

Having regard to the relevant information in Sections 7.2 to 7.6 of this Report, we conclude in Section 7.7 of this Report on whether or not the Proposed Transaction is, on balance, in the best interests of PGL shareholders.

We have not provided any advice, taxation, legal or otherwise in relation to the operation of the Proposed Transaction.  Other advisors have provided advice to PGL in relation to the Proposed Transaction on those matters.

In the process of making an assessment of the Proposed Transaction, we have made some assumptions.  Where these assumptions are material to our work, we have stated them in this Report.

5.0                               Background of PGL

5.1                               Overview of PGL

PGL is a Brisbane based biotechnology company with primary activities in the research and development of biopharmaceutical drugs for the treatment of cancer, specifically liver cancer.  PGL is a public company listed on the ASX with a secondary listing on the NASDAQ.

5.2                               PGL Technology

PGL’s research and development activities into oncology biopharmaceuticals focuses on targeting the mechanisms of cancer through three technology platforms.  These technology platforms are as follows:

•                  Angiogenesis;

•                  Cell proliferation; and

•                  Epigenetics.

The information set out in Section 5.2 has been sourced from PGL Fact Sheets.

Figure 5.1 below shows the relationship between PGL’s three technology platforms.

Figure 5.1:  Relationship between technology platforms

Source: PGL Angiogenesis Fact Sheet

5.2.1                     Angiogenesis

Angiogenesis describes the process by which new blood vessels grow.  This process occurs when new blood vessels are grown to supply tumours with nutrients and oxygen.  The strategy of targeting the angiogenesis process is a new approach in cancer treatments.  Current anti-angiogenesis products are aimed at inhibiting the proteins released by tumours that trigger blood vessel growth.  PGL’s anti-angiogenesis products are aimed at targeting a number of these proteins.  In addition to the targeting of specific proteins, PGL’s anti-angiogenesis products also aim to inhibit the breakdown of a specific complex sugar known as heparan sulfate.  The significance of inhibiting the breakdown of heparen sultfate is important as the breakdown of this complex sugar assists cancer to spread throughout the body (the process known as metastasis).

PG454 is the compound being developed by PGL aimed at inhibiting the angiogenesis and metastasis process.  The mechanism of PG545 is shown in Figure 5.2 below.

Figure 5.2: Mechanisms of PG545

Source:  PGL Angiogenesis Fact Sheet

5.2.2                     Cell Proliferation

Cancer cells are cells that divide and grow in an uncontrolled fashion.  The mutated cancer cells ignore the body’s instruction that would normally limit cell replication and instead multiply into many cells.  Cancer tumours grow through this uncontrolled cell replication process.  This process is known as cell proliferation.  PGL’s products are centred around the function of a chemical component, known as polyamines, in cell function.  Polyamines are essential for cell growth.

PGL’s lead polyamine product PG11047 appears to regulate polyamines in cancer cells.  PG11047 is also thought to directly affect DNA molecules and may induce activities that have an anti-proliferation effect.   Pre-clinical data suggests that PG11047 may also induce cell death in specific cell types.

5.2.3                     Epigenetic

Epigenetic refers to the processes that control gene expression.  Gene expression describes whether genes are ‘turned on’ or ‘turned off’ and are therefore expressed.  Epigenetic processes are the cause of identical twins, who are genetically the same, expressing different physical characteristics. Gene silencing refers to the ‘turning off’ of genes that would otherwise be expressed.

PGL have discovered a class of compound that inhibits the activity of compounds the cause gene silencing.  This inhibiting of gene silencing results in the re-expression of the silenced gene. By inhibiting gene silencing, important tumour suppressing genes may be re-expressed.

5.2.4                     PGL Project Stages

Figure 5.3 below sets out the current stage of development of each of PGL’s projects.

Figure 5.3: PGL’s Project Pipeline

Source: PGL website — PGL Pipeline

5.3                               Equity Structure of PGL

5.3.1                     Equity and Options Currently on Issue

As at 20 January 2009, PGL had 60,469,511 ordinary shares on issue with a geographic spread as follows:

•                  55,978,131 ordinary shares registered in Australia; and

•                  4,491,380 ordinary shares registered in United States.

Table 5.1 below sets out the top 10 shareholders of PGL as at 20 January 2009.

Table 5.1:  Top 10 PGL Shareholders on ASX and NASDAQ as at 20 January 2009

	Shareholder	Number of Shares	Percentage of Total Shares (%)
1	ANZ Nominees Ltd	6,668,665	11.03
2	National Nominee Ltd	4,412,281	7.30
3	JP Morgan Nominees Australia Ltd	3,281,951	543
4	Medigen Biotechnology Corporation	2,096,482	3.47
5	Ms Fu-Ying Wang	1,501,749	2.48
6	Miss Fu Mei Wang	1,272,564	2.10
7	USB Nominees Pty Ltd	1,165,920	1.93
8	Citicorp Nominees Pty Ltd	937,445	1.55
9	Mr Min-Hua yeh	844,894	1.40
10	JDV Ltd	841,127	1.39
	Other shareholders	37,446,433	61.93
	Total Shares on Issue	60,469,511	100

Source:    PGL

5.4                               Share Market Performance of PGL

PGL’s shares are listed on the ASX and the NASDAQ.  Figure 5.4 below shows PGL’s weekly VWAP and the volume of shares traded each week over the period from 17 January 2008 to 16 January 2009 inclusive on the ASX.

Figure 5.4: Weekly ASX VWAP and Volume Traded for PGL from 17 January 2008 to 16 January 2009

Source: Bloomberg

Over the period graphed in Figure 5.4, PGL’s weekly ASX VWAP shows a period low of $AUD0.61 for the week ending 27 November 2008 and a period high of $AUD2.01 for the week ending 24 January 2008.

In addition to the share price and trading data, we have also provided additional information in this Report to assist readers to understand possible reasons for movements in PGL’s share price and volume of shares traded over the time period analysed.  The references in Figure 5.4 above correspond to the references in Table 5.2 below.

Table 5.2: Summary of Key Announcements made by PGL

	Date	Announcement
(a)	1/2/2008	Announced a first half loss of $14 million, representing a 20% increase loss from the previous corresponding reporting period.
(b)	4/2/2008	Acquire US privately held oncology company CellGate.
(c)	18/2/2008	Half yearly results released. Progen reports a cash balance of $91.6 million.

	Date	Announcement
(d)	11/3/2008	Commencement of Progen Global Phase III study for PI-88 treatment for liver cancer.
(e)	27/3/2008	Progen announced it would outsource the commercial manufacture of PI-88.
(f)	10/4/2008	Issued 171,240 ordinary shares as part consideration for Medigen terminating the strategic alliance agreement and forgoing entitlement to 15% royalty of PI-88 commercialisation proceeds.
(g)	15/5/2008	Resumed Phase I dose escalation for PG11047.
(h)	30/5/2008	New data on Progen’s epigenetic targets program released. The targets program may help to inhibit tumour development.
(i)	23/7/2008	Board announces discontinuation of PI-88 Phase III study in liver cancer.
(j)	14/8/2008	Resumed patient enrolment in Phase I study of PG110147.
(k)	8/9/2008	Deficiency Notice received from NASDAQ stating that Progen’s bid price had been below $USD1.00 for the past 30 consecutive days.
(l)	13/11/2008	Board release strategy recommendations to shareholders.
(m)	17/11/2008	Progen announces its wholly owned pharmaceuticals manufacturing business, PharmaSynth is for sale.
(n)	24/11/2008

Progen Chairman address to shareholder at the AGM. The Progen Board plans to implement strategy to pursue a Merger and Acquisition transaction or return the entire capital of Progen to shareholders estimated to be $1.10 per share at February 2008.

(o)	22/12/2008	Announcement of the proposed merger with Avexa.

Source: ASX Announcements

In Table 5.3 below, we have set out PGL’s VWAP for the 1 week, 1 month, 3 months, 6 months, 9 months and 12 months prior to 16 January 2009.

Table 5.3:  PGL’s ASX VWAP Prior to 16 January 2009

Period Before 5 September 2008	VWAP Period	VWAP ($AUD)
1 Week	10 January 2009 to 16 January 2009	$0.8434
1 Month	17 December 2008 to 16 January 2009	$0.8055
3 Months	17 October 2008 to 16 January 2009	$0.7470
6 Months	17 July 2008 to 16 January 2009	$0.7045
9 Months	17 April 2007 to 16 January 2009	$0.8237
12 Months	17 January 2008 to 16 January 2009	$0.9906

Source:     Bloomberg

5.5                               Historical Financial Information of PGL

This section of the Report sets out the historical financial information of PGL and its consolidated entities.  As this Report contains only summarised historical financial information, we recommend that any user of this Report read and understand the additional notes and financial information contained in the full Income Statements, Balance Sheets and Cash Flow Statements.

The current auditors of PGL are Ernst and Young.  BDO KCFQ has not performed any audit or review of any type on the historical financial information of PGL.  We make no statement as to the accuracy of the information however we have no reason to believe that the financial information is not complete and accurate.

5.5.1                     Income Statement

The consolidated Income Statements of PGL for the 12 month periods ended 30 June 2007 and 30 June 2008 are summarised in Table 5.4 below.

Table 5.4:            Summarised PGL Income Statements for 12 Months Ended 30 June 2007 and 30 June 2008

	12 Months Ended 30 June 2007 Audited ($AUD ‘000)	12 Months Ended 30 June 2008 Audited ($AUD ‘000)
Revenue	2,666	6,478
Other income from ordinary activities	1,113	1,370
Total Income	3,779	7,848
Research and development expenses	(6,992)	(16,145)
Manufacturing facility expenses	(2,373)	(2,721)
Administrative and corporate expenses	(5,438)	(11,082)
Finance costs	(15)	(19)
Impairment loss	(1,769)	-
Other expenses	(9,646)	(4,029)
Expenses	(26,233)	(33,996)
Profit / (Loss) Before Income Tax Expense	(22,454)	(26,148)
Income Tax (Expense) / Benefit	—	—
Profit / (Loss) Attributable to Members	(22,454)	(26,148)

Source:    PGL 2008 Annual Report

In relation to the financial information set out in Table 5.4 above, we note a number of matters including the following:

•                  Revenue has increased from $3.78  million in 2007 to $7.85 million in 2008 largely reflecting a significant increase in interest revenue;

•                  Research and development cost increased from $6.99 million in 2007 to $16.15 million in 2008 largely reflecting increased costs associated with Phase III trials for PI-88 as well as the development of PG11047; and

•                  Administrative and corporate expenses increased from $5.44 million to $11.08 million in 2008 largely reflecting payments made to Medigen in relation to the termination of the strategic alliance between PGL and Medigen as well as unrealised foreign exchange losses.

5.5.2                     Balance Sheet

The consolidated Balance Sheets of PGL as at 30 June 2007 and 30 June 2008 are summarised in Table 5.5 below.

Table 5.5:  Summarised PGL Balance Sheets as at 30 June 2007 and 30 June 2008

	30 June 2007 Audited ($ ‘000)	30 June 2008 Audited ($ ‘000)
Current Assets
Cash and cash equivalents	98,223	76,748
Trade and other receivables	1,025	722
Prepayments	92	187
Government grants	—	302
Total Current Assets	99,340	77,959
Non-Current Assets
Short-term deposits	87	98
Other receivables	—	—
Investment in subsidiaries	—	—
Plant & equipment	1,213	1,170
Intangible assets	—	3,364
Total Non-Current Assets	1,300	4,632
Total Assets	100,640	82,591
Current Liabilities
Trade and other payables	2,096	6,525
Provisions	266	312
Derivative financial instruments	—	249
Government grants	49	9
Total Current Liabilities	2,411	7,095
Non-Current Liabilities
Provisions	252	237
Government grants	—	—
Total Non-Current Liabilities	252	237
Total Liabilities	2,663	7,332
Net Assets	97,977	75,259
Equity
Contributed equity	189,194	191,357
Reserves	1,895	3,162
Accumulated Losses	(93,112)	(119,260)
Total Equity	97,977	75,259

Source:    PGL 2008 Annual Report

In relation to the financial information set out in Table 5.5 above, we note a number of matters including the following:

•                  Cash and cash equivalents decreased from $98.2 million in 2007 to $76.7 million in 2008;

•                  Trade and other payables increased from $2.10 million in 2007 to $6.53 million in 2008 largely reflecting expenditure associated with increased research and development activities; and

•                  Intangible assets increased from nil in 2007 to $3.36 million in 2008 which largely reflects the additional intellectual property rights acquired with the acquisition of CellGate.

5.5.3                     Cash Flows

The consolidated Cash Flow Statements of PGL as at 30 June 2007 and 30 June 2008 are summarised in Table 5.6 below.

Table 5.6:            Summarised PGL Cash Flow Statement for 12 Months Ended 30 June 2007 and 30 June 2008

	12 Months Ended 30 June 2007 Audited (AUD$ ‘000)	12 Months Ended 30 June 2008 Audited (AUD$ ‘000)
Cash Flows From Operating Activities
Receipts from customers	179	1,629
Payments to suppliers, employees and others	(11,806)	(23,315)
Receipt of government grants	1,097	973
Interest received	1,447	5,048
Finance cost	(15)	(19)
Net Cash Flows (Used) in Operating Activities	(9,098)	(15,684)
Cash Flows From Investing Activities
Purchase of property, plant & equipment	(254)	(354)
Acquisition of net assets	—	570
Costs incurred on acquisition of net assets	—	(1,148)
Net Cash Flows From Investing Activities	(254)	(932)

	12 Months Ended 30 June 2007 Audited (AUD$ ‘000)	12 Months Ended 30 June 2008 Audited (AUD$ ‘000)
Cash Flows From Financing Activities
Exercise of options	227	—
Share placement	99,054	—
Transaction costs of issued shares	(6,878)	(275)
Repayment of loan	—	(803)
Net Cash Flows From Financing Activities	92,403	(1,078)
Net Increase / (Decrease) in Cash Held	83,051	(17,694)
Net foreign exchange differences	(700)	(3,781)
Cash and cash equivalents at the beginning of period	15,872	98,223
Cash and Cash Equivalents at End of the Period	98,223	76,748

Source:    PGL 2008 Annual Report

6.0                               Background of AVX

6.1                              Overview of AVX

AVX’s primary operations are the development and commercialisation of anti-infective pharmaceutical projects.  AVX’s resources are dedicated to key projects including anti-viral drugs for Human Immunodeficiency Virus (‘HIV’)/Acquired Immunodeficiency Syndrome (‘AIDS’) and anti-biotic alternatives for anti-biotic r-resistant bacterial infections.  AVX is a public company listed on the ASX.

6.2                              Major Projects

AVX operates four key projects in the areas of anti-virals and anti-biotics.  The focus of these project areas are:

•                  HIV/AIDS (two projects);

•                  Hepatitis C Antiviral (‘HCV’); and

•                  VRI – Anti-biotics.

The information set out in Section 6.2 has been sourced from AVX Project Summary sheets available on the AVX website and directly from Avexa.

6.2.1                     HIV Projects

Apricitabine (‘ATC’)

Current treatments for persons infected with HIV include drug treatments that inhibit the major enzymes which are essential to the replication of HIV.  The need for improvement in the life expectancy of persons infected with HIV has created the need for new drug therapies.  A significant number of long term patients develop resistance to some or all of the current HIV therapies.  There are currently no other HIV drug inhibitors that are in a similar stage of development to ATC and in the same class of drug.  AVX aims to position ATC as the NRTI of first choice within second regime therapy for HIV patients who have developed resistance to other HIV drug inhibitors.

ATC has successfully completed Phase IIb trails.  AVX believes this will help position ATC as the leading therapy for patients with the drug resistant mutated strain of HIV.  AVX initiated Phase III trials at the end of 2007.

HIV Integrase

AVX’s HIV Integrase program has developed novel molecules that inhibit HIV infection of cells.  Independently verified data shows that these compounds have significant activity in cell culture against a specific drug resistant strain of HIV.  AVX entered its first integrase inhibitor into a formal preclinical program in 2008.  A second compound with superior activity against specific drug resistant HIV strains will be entering into a preclinical program in the near future.

6.2.2                     HCV Projects

Hepatitis C is a serious disease with over 4 million people in the US alone infected.  HCV is one of the five identified Hepatitis viruses all of which can attack and damage the liver.  HCV exists in many forms, known as genotypes, and can readily mutate in infected patients making the development of an effective vaccine difficult.  Current therapies are around 50% affective and there is a growing need for new therapies to treat HCV infections.

AVX has entered into collaboration with TargetDrug of Shanghai the aim of which is to develop molecule inhibitors of HCV.  Current HCV treatments are ineffective in 50% of infected patients and there is therefore a significant need for more effective HCV treatments.  The AVX collaboration is evaluating a number of targets to determine which would deliver drugs effectively.

6.2.3                     VRI Anti-biotics

An increasing number of severe bacterial infections have developed resistance to the current anti-bacterial drugs.  These bacterial infections which have developed resistance have created a need for new drugs that are able to act against resistant infections.  AVX is currently investigating a series of lead compounds to select a lead molecule for pre-clinical testing in this area.

6.3                              Equity Structure of AVX

6.3.1                     Equity and Options Currently on Issue

AVX currently has 424,675,014 ordinary shares on issue.

Table 6.1 below sets out the top 10 shareholders of AVX as at 28 November 2008.

Table 6.1:  Top 10 AVX Shareholders as at 28 November 2008

	Shareholder	Number of Shares	Percentage of Total Shares (%)
1	Shire Pharmaceuticals Group (‘Shire’)	47,341,839	11.15
2	National Nominees Limited	18,124,222	4.27
3	State Trustee Ltd	13,159,601	3.10
4	Pt Dragon Capital Management	9,300,000	2.19
5	ANZ Nominees Ltd	8,034,375	1.89
6	Fibre Optics (Aust) Pty Ltd	7,062,914	1.66
7	JP Morgan Nominees Australia	5,391,219	1.27
8	UBS Nominees Pty Ltd	3,091,671	0.73
9	HSBC Custody Nominees	3,038,345	0.72
10	Citicorp Nominees Pty Ltd	2,836,211	0.70
	Other Shareholders	307,294,617	72.35
	Total Shares on Issue	424,675,014	100.00

Source:    AVX

6.4                              Share Market Performance of AVX

AVX’s shares are listed on the ASX.  Figure 6.1 below shows AVX’s weekly VWAP and the volume of shares traded each week over the period from 17 January 2008 to 16 January 2009 inclusive.

Figure 6.1: Weekly VWAP and Volume Traded for AVX from 17 January 2008 to 16 January 2009

Source: Bloomberg

Over the period graphed in Figure 6.1, AVX’s weekly VWAP shows a period low of $0.0722 for the week ending 1 January 2009 and a period high of $0.4450 for the week ending 7 February 2008.

In addition to the share price and trading data, we have also provided additional information in this Report to assist readers to understand possible reasons for movements in AVX’s share price and volume of shares traded over the time period analysed.  The references in Figure 6.1 above correspond to the references in Table 6.2 below.

Table 6.2: Summary of Key Announcements made by AVX

	Date	Announcement
(a)	24/1/2008	Avexa issues Quarterly Report stating a cash position of $66.6 million.
(b)	21/2/2008	Finalised design and preparation for clinical trails of ATC Phase III development program.
(c)	12/3/2008	Avexa announced positive results of Phase IIb clinical trials.
(d)	4/6/2008	Avexa announced it will collaborate with TargetDrug on its HCV program.
(e)	29/7/2008	Released Quarterly update.
(f)	26/8/2008	Avexa and Shire renegotiate licence agreement for the ATC program. Avexa will issue Shire with $USD5 million worth of new equity, increasing Shire’s holding in Avexa to 11.1%.
(g)	29/8/2008	Announced that more than 100 Phase III sites in North America, Europe, Israel, Australia and South America have been set up.
(h)	21/10/2008	Release of 2008 Annual Report

	Date	Announcement
(i)	24/11/2008	Completed recruitment of first 160 patients for the two dose component of the Phase III trial for ATC.
(j)	22/12/208	Announcement of the proposed Avexa and Progen merger.
(k)	6/1/2009	Avexa released the investor merger presentation in relation to the merger with Progen.

Source:   ASX Announcements

In Table 6.3 below, we have set out AVX’s VWAP for the 1 week, 1 month, 3 months, 6 months, 9 months and 12 months up to 16 January 2009.

Table 6.3:  AVX’s VWAP Prior to 16 January 2009

Period Before 5 September 2008	VWAP Period	VWAP ($AUD)
1 Week	10 January 2009 to 16 January 2009	$0.0975
1 Month	17 December 2008 to 16 January 2009	$0.0848
3 Months	17 October 2008 to 16 January 2009	$0.1129
6 Months	17 July 2008 to 16 January 2009	$0.1740
9 Months	17 April 2007 to 16 January 2009	$0.2197
12 Months	17 January 2008 to 16 January 2009	$0.2566

Source:  Bloomberg

6.5                              Historical Financial Information of AVX

This section of this Report sets out the historical financial information of AVX and its consolidated entities.  As this Report contains only summarised historical financial information, we recommend that any user of this Report read and understand the additional notes and financial information contained in the full Income Statements, Balance Sheets and Cash Flow Statements.

The current auditors of AVX are KPMG.  BDO KCFQ has not performed any audit or review of any type on the historical financial information of AVX.  We make no statement as to the accuracy of the information, however we have no reason to believe that the financial information is not complete and accurate.

6.5.1                     Income Statement

The consolidated Income Statements of AVX for the 12 month periods ended 30 June 2007 and 30 June 2008 are summarised in Table 6.4 below.

Table 6.4:            Summarised AVX Income Statements for 12 Months Ended 30 June 2007 and 30 June 2008

	12 Months Ended 30 June 2007 Audited	12 Months Ended 30 June 2008 Audited
	($ ‘000)	($ ‘000)
Licence fee and royalty revenue	—	—
Other operating income	1,876	5,707
Total Income	1,876	5,707

	12 Months Ended 30 June 2007 Audited	12 Months Ended 30 June 2008 Audited
	($ ‘000)	($ ‘000)
Contract research and development costs	(7,708)	(30,039)
Employee expenses	(3,755)	(5,936)
Share-based payment expense	(558)	(535)
Depreciation and loss on disposal of plant and equipment	(79)	(187)
Occupancy costs	(576)	(1,111)
Consulting costs	(944)	(382)
Professional services	(508)	(269)
Travel and accommodation	(595)	(895)
Raw materials and consumables used	(498)	(488)
Asset management expenses	(220)	(299)
Insurance	(142)	(238)
Corporate administration	(424)	(256)
Intellectual property	(641)	(558)
Other expenses	(446)	(607)
Expenses	(17,094)	(41,800)
Loss Before Relate Income Tax Expense	(15,218)	(36,093)
Income Tax Expense	—	—
Net Loss for the Year	(15,218)	(36,093)

Source:    AVX 2008 Annual Report

In relation to the financial information set out in Table 6.4 above, we note a number of matters including the following:

•	Other operating income increased from $1.88 million in 2007 to $5.71 million in 2008 largely reflecting a significant increase in interest revenue; and

•	Contract research and development costs increased from $7.71 million in 2007 to $30.4 million in 2008 largely reflecting increased costs associated with Phase IIb and Phase III trials of ATC.

6.5.2                     Balance Sheet

The consolidated Balance Sheets of AVX as at 30 June 2007 and 30 June 2008 are summarised in Table 6.5 below.

Table 6.5:            Summarised AVX Balance Sheet for 12 Months Ended 30 June 2007 and 30 June 2008

	30 June 2007 Audited	30 June 2008 Audited
	($ ‘000)	($ ‘000)
Current Assets
Cash assets	76,874	43,411
Receivables	148	353
Other	76	80
Total Current Assets	77,098	43,844
Non-Current Assets
Intangibles	16,535	20,013
Property, plant & equipment	345	926
Total Non-Current Assets	16,880	20,939
Total Assets	93,978	64,783
Current Liabilities
Payables	2,212	8,449
Employee benefits	347	515
Deferred income	90	—
Total Current Liabilities	2,649	8,964
Non-Current Liabilities
Employee benefits	39	43
Total Non-Current Liabilities	39	43
Total Liabilities	2,688	9,007
Net Assets	91,290	55,776
Equity
Issued capital	137,194	137,238
Accumulated Losses	(45,904)	(81,462)
Total Equity	91,290	55,776

Source:  AVX 2008 Annual Report

In relation to the financial information set out in Table 6.5 above, we note a number of matters including the following:

•	Cash assets decreased from $76.87 million in 2007 to $43.41 million in 2008;

•

Intangible assets increased from $16.54 million in 2007 to $20.01 million in 2008 largely reflecting the cost of milestone payments to Shire which were capitalised into the already acquired intangible assets ; and

•	Current payables increased from $2.21 million in 2007 to $8.45 million in 2008 largely reflecting expenditure associated with increased research and development activities.

6.5.3                     Cash Flows

The consolidated Cash Flow Statements of Avexa as at 30 June 2007 and 30 June 2008 are summarised in Table 6.6 below.

Table 6.6:            Summarised AVX Cash Flow Statement for 12 Months Ended 30 June 2007 and 30 June 2008

	12 Months Ended 30 June 2007 Audited	12 Months Ended 30 June 2008 Audited
	($ ‘000)	($ ‘000)
Cash Flows From Operating Activities
Cash receipts in the course of operations	861	1,770
Cash payments in the course of operations	(18,072)	(35,693)
Interest received	1,588	4,661
Income taxes paid	—	—
Net Cash Flows (Used) in Operating Activities	(15,623)	(29,262)
Cash Flows From Investing Activities
Payments for intangibles — marketing licence	(12,895)	(3,478)
Payments for property, plant and equipment	(207)	(767)
Net Cash Flows From Investing Activities	(13,102)	(4,245)
Cash Flows From Financing Activities
Proceeds from issue of share capital	89,198	48
Costs of raising share capital	(3,827)	(4)
Net Cash Flows From Financing Activities	85,371	44
Net Increase / (Decrease) in Cash Held	56,646	(33,463)
Cash at the beginning of the financial year	20,228	76,874
Cash and Cash Equivalents at End of the Period	76,874	43,411

Source:  AVX 2008 Annual Report

7.0                               Assessment of the Proposed Transaction

7.1                              Overview

To assess whether the Proposed Transaction is in the best interests of PGL shareholders, it is our view that it is appropriate to consider and analyse a range of information.

The information that we have considered in forming our view includes the following:

•                  the position of PGL shareholders prior to the Proposed Transaction (refer to Section 7.2 of this Report);

•                  the advantages of the Proposed Transaction (refer to Section 7.3 of this Report);

•                  the disadvantages of the Proposed Transaction (refer to Section 7.4 of this Report);

•                  the current position of PGL shareholders in relation to the Proposed Transaction (refer to Section 7.5 of this Report); and

•                  other matters that PGL shareholders should consider in the event that the Proposed Transaction is, or is not, approved  (refer to Section 7.6 of this Report).

Having regard to the relevant information in Sections 7.2 to 7.6 of this Report, we conclude in Section 7.7 of this Report on whether or not the Proposed Transaction is, on balance, in the best interests of PGL shareholders.

7.2                              Position of PGL Shareholders Prior to Proposed Transaction

On 23 July 2008, the Directors announced that following the outcome of a strategic review PGL would discontinue the PI-88 Phase III study in relation to liver cancer. The Directors cited a failure to meet forecast patient recruitment timetables as well as the lack of a global partner to assist in the development and commercialisation of PI-88 as factors behind the decision. At the time of the announcement the Director’s committed to continue to develop their existing set of compounds as well as seek to obtain additional compounds through merger and acquisition activity.

PGL raised around $92.3 million in 2006 and 2007 to fund the Phase III development and clinical trials of PI-88 as well as develop other product candidates. With the announcement that the development of PI-88, its most advanced and promising technology, would be discontinued, PGL was left with a large supply of cash in excess of its immediate operational requirements.

On 22 December 2008, it was announced that, subject to shareholder approval, PGL and AVX would merge. At this time the Directors also proposed a voluntary share buy-back be conducted prior to the Proposed Merger in which up to $20 million would be returned to PGL shareholders at $1.10 per share, subject to PGL shareholder approval.

With fewer drugs in the trial stages of development and with a significant cash balance available, the Directors have recommended the combination of the Proposed Merger and the Proposed Transaction to PGL shareholders.  The purpose of this Report is to assist PGL shareholders in deciding whether or not to approve the Proposed Transaction, being the voluntary share buy-back.

We have not been engaged to comment on whether or not the Proposed Merger between PGL and AVX is fair, reasonable or in the best interests of PGL shareholders and accordingly, we provide no opinion in relation to the Proposed Merger whatsoever.

PGL shareholders should not use information in this Report to assist them to decide whether or not to vote for the Proposed Merger.  This Report has not been prepared for that purpose.

The Proposed Transaction is conditional on PGL shareholder approval as well as PGL and AVX shareholder approval of the Proposed Merger.

If the Proposed Transaction is not approved and the Proposed Merger is approved, each shareholder will retain their equity holding and will not have an opportunity to participate in the voluntary share buy-back as proposed in the Proposed Transaction. Following the implementation of the Proposed Merger (if approved), PGL shareholders would have their PGL shares trade as the Merged Entity.

7.3                              Advantages of the Proposed Transaction

Table 7.1 below sets out a number of the advantages of the Proposed Transaction to the PGL shareholders.

Table 7.1:  Advantages of the Proposed Transaction

Advantages	Description
Flexibility and Choice

PGL shareholders will have the opportunity but not the obligation to participate in the buy-back. If the Proposed Transaction was not approved then PGL shareholders would not have this choice.

Whether or not PGL shareholders participate is a matter for individual shareholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position.

If the Proposed Merger is approved then the Proposed Transaction provides PGL shareholders with the opportunity for a partial return of cash rather than a full investment in the assets of a company in which they may not have originally chosen to invest in (i.e. AVX).

If PGL shareholders have a negative view about the future performance of ATC and/or the Merged Entity, they will be able to use the Proposed Transaction as a means of lowering their exposure to the Merged Entity by participating in the buy-back.

Equality

All PGL shareholders will be able to participate in the Proposed Transaction equally. If a greater number of shares are offered than can be bought back, the buy-back will be conducted on a pro-rata basis.

Advantages	Description
Price

The Proposed Transaction provides PGL shareholders with an opportunity to sell their shares at a premium to recent trading price of PGL shares on market.

The price offered under the terms of the buy-back ($1.10) is greater than the VWAP for PGL shares over the 1 week ($0.8434), 1 month ($0.8055), 3 months ($0.7470), 6 months ($0.7045), 9 months ($0.8237) and 12 months ($0.9906) to 16 January 2009.

The Proposed Transaction prices PGL shares at a discount of approximately 7.5% to the NTA backing of PGL as at 30 June 2008. As mentioned previously, PGL have a significant cash balance and in recent times, shares in the company have traded at a material discount to the net cash backing per share. At the time the Proposed Transaction was announced, PGL shares were trading at a discount of approximately 24.3% when compared to the NTA per share as at 30 June 2008.

Potential for benefit depending on share price performance of Merged Entity

While it is not possible to accurately determine the price at which the Merged Entity will trade on market should the Proposed Merger be approved, it is possible that it may trade at prices lower than the buy-back price of $1.10. In this instance, PGL shareholders who sold shares into the buy-back (should the Proposed Transaction be approved) may be able to purchase shares in the Merged Entity at a lower price at a later point in time.

Whether or not PGL shareholders participate is a matter for individual shareholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. We do not provide a recommendation to PGL shareholders whether or not they should offer their shares in the share buy-back if the Proposed Transaction is approved.

Reduced Transaction Costs	PGL shareholders will not incur transaction costs on the sale of their PGL shares (for example, brokerage) if they participate in the Proposed Transaction.

7.4                              Disadvantages of the Proposed Transaction

Table 7.2 below sets out the disadvantages to PGL shareholders of the Proposed Transaction.

Table 7.2:  Disadvantages of the Proposed Transaction

Disadvantages	Description
Availability of Funds in Future

Returning capital as part of the Proposed Transaction reduces the funds available for the Merged Entity to undertake investment in the future. The Merged Entity may need to raise additional funds in the future and there is no guarantee that any subsequent capital raisings will be completed at a higher share price and/or on better terms than the price at which the buy-back is proposed.

Disadvantages	Description
Potential for loss depending on share price performance of Merged Entity

The Merged Entity will have a different set of underlying assets to those assets held previously by PGL. While it is not possible to accurately determine the price at which the Merged Entity will trade on market should the Proposed Merger be approved, it is possible that it may trade at prices higher than the buy-back price of $1.10. In this instance, PGL shareholders who sold shares into the buy-back (should the Proposed Transaction be approved) may have done so at a lower price than they could have had they not participated in the buy-back. It is not possible to accurately determine the price at which the Merged Entity will trade on market at this stage.

Whether or not PGL shareholders participate is a matter for individual shareholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. We do not provide a recommendation to PGL shareholders whether or not they should offer their shares in the share buy-back if the Proposed Transaction is approved.

We have considered three different valuation methodologies for the Merged Entity all of which provide a value of above $1.10 per share. We have valued the Merged Entity having regard to a DCF valuation of ATC which calculated a value of $2.03 to $3.18 per share (the other methodologies provided lower values on a per share basis). Shareholders should consider their own circumstances and all relevant information (including that set out in this Report) when deciding whether or not to approve the buy-back. Each shareholders decision will depend upon their own circumstances, risk profile and intentions.

Structure of Buy-Back

The structure of the buy-back may not suit all PGL shareholders. If the Proposed Transaction is approved then the buy-back will be open to all PGL shareholders on an equal basis. Given the $20 million cap on the number of shares able to be bought back under the terms of the Proposed Transaction, the buy-back will be conducted on a pro-rata basis if PGL is unable to buy-back all shares offered by PGL shareholders. Therefore, depending on the level of participation in the buy-back, PGL shareholders may or may not realise the number of shares that they originally offered into the buy-back.

For example, PGL shareholders requesting to sell all of their shares at the buy-back price may not be able to do so under the terms of the Proposed Transaction. If the level of participation in the buy-back is sufficiently low, it may be that particular shareholders’ requests to sell all of their shares are accepted in full.

7.5                              Current Position of PGL Shareholders

As instructed, we have analysed the Proposed Transaction on the assumption that the Proposed Merger has been approved.  The Directors have recommended the Proposed Merger and the Proposed Transaction to PGL shareholders.

On the assumption that the Proposed Merger has been approved, each PGL shareholder will:

•

If the Proposed Transaction is approved and PGL shareholders participate in the voluntary share buy-back, sell some or (in certain circumstances where other PGL shareholders do not offer their shares) all of their PGL shares for $1.10 per share and will retain their shares in PGL and will become investors in the Merged Entity;

•

If the Proposed Transaction is approved and PGL shareholders do not participate in the voluntary share buy-back, PGL shareholder will retain their shares in PGL and will become investors in the Merged Entity. Other shareholders may participate in the voluntary buy-back at $1.10 per share, reducing the cash available for the Merged Entity in future;

•

If the Proposed Transaction is not approved, PGL shareholders will not have the opportunity to offer any shares as part of the voluntary share buy-back. On the assumption that the Proposed Merger has already been approved, all PGL shareholders will retain their shares in PGL and become investors in the Merged Entity.

7.6                              Other Matters for Consideration

Other matters for consideration by PGL shareholders include the following:

•

Section 8.0 of this Report sets out information relating to the possible value of the Merged Entity. This is information that PGL shareholders may consider when making a decision in relation to whether or not they will offer their PGL shares in the share buy-back. The information set out in Section 8.0 is not the only information that PGL shareholders should consider when deciding whether or not to offer their PGL shares;

•

Even if PGL shareholders vote to approve the Proposed Transaction, the Proposed Transaction may not proceed if the condition precedents are not met, as set out in the MIA. One condition precedent relates to the approval of the Proposed Merger by both PGL and AVX shareholders. It is anticipated that PGL shareholders will vote on the Proposed Merger in the second week of March 2009 and that AVX shareholders will vote on the Proposed Merger in the later half of March 2009. We are instructed that if the Proposed Merger does not proceed then the Proposed Transaction will not proceed.

7.7                              Conclusion on Proposed Transaction

It is our view that, on balance and in the absence of an alternate proposal, the Proposed Transaction is in the Best Interests of PGL shareholders.

We do not provide a recommendation to PGL shareholders whether or not they should offer their shares in the share buy-back if the Proposed Transaction is approved.

The decision to participate in the buy-back, should the Proposed Transaction be approved, is for each PGL shareholder to consider given their particular circumstances.  These circumstances may include tax considerations, the need for liquidity and the risk profile and/or appetite of each PGL shareholder.

This decision to participate, or not to participate, in the buy-back should be made having regard to all relevant information including the information set out in this Report and all other relevant documentation provided to PGL shareholders by PGL, including the Notice of Meeting.  We have listed specific considerations when making a decision to participate, or not participate, in the buy-back in Section 8.0.

8.0                               Value of a Merged Entity Share

8.1                              Overview

We have been requested to provide information in relation to our view of the value of shares in the Merged Entity.  We have had regard to the value of a share in the Merged Entity rather than a share in PGL as we have been instructed to prepare this Report on the assumption that the Proposed Merger has been approved and proceeds.  That is, PGL shareholders will now hold shares in the Merged Entity rather than in PGL.

This information may be used to assist PGL shareholders to decide whether or not to participate in the buy-back, should the Proposed Transaction be approved.  There is additional information which should be considered by PGL shareholders when making this decision.

Participation in the buy-back is a matter for individual shareholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position.  PGL shareholders who are in doubt as to the action they should take in relation to the Proposed Transaction should consult their own professional adviser.

A decision to participate or not to participate in the buy-back should be made having regard to the information set out in this Report and all the relevant information provided to PGL shareholders by PGL, including the Explanatory Statement which accompanies the Notice of Meeting.

We have set out other matters that PGL shareholders should also have regard to in deciding whether or not to participate in the buy-back in this section below. This is not an exhaustive list of the other matters that PGL shareholders should consider when making this decision.

We do not provide a recommendation to PGL shareholders to either participate or not to participate in the buy-back.

Further, PGL shareholders should note that the information relating to the value of the Merged Entity is not provided to assist them to decide whether or not to vote in favour or against the Proposed Merger (the merger of PGL and AVX).

The work and analysis required to provide an opinion on the Proposed Merger is different to the work required to complete a valuation of the Merged Entity.   For example, to provide an opinion on the Proposed Merger, it would be necessary to consider the alternatives available to PGL and the value of AVX prior to the Proposed Merger.

We do not provide an opinion as to whether or not PGL shareholders should vote in favour of or against the Proposed Merger.

8.2                              Summary of Valuation

Appendix A of this Report sets out details of our valuation of the Merged Entity and valuation methodologies in more detail.   This section, Section 8, of our Report is a summary only and must be read in conjunction with Appendix A.

Our valuation of the Merged Entity can be summarised as follows:

•

DCF Valuation Methodology — We valued the Merged Entity having regard to a DCF valuation of ATC to which we added cash and adjusted for assumed capital raisings by the Merged Entity in consideration of financing risk. Having regard to this valuation methodology we have calculated a value of $2.03 to $3.18 for the Merged Entity;

•

Market Based Valuation Methodology — We have also considered the trading prices of PGL and AVX prior to the announcement of the Proposed Merger. Having regard to this valuation methodology we have calculated a value of $1.23 for the Merged Entity; and

•

Asset Based Valuation Methodology — We have considered the net book value per share of the Merged Entity using recent book values of PGL and AVX as a proxy for the book value of the Merged Entity. Both PGL and AVX are of the view that the majority of the Merged Entity’s value is not captured by an asset based valuation of the Merged Entity. For this reason, the ABV methodology may not be as an appropriate guide to inherent value as the DCF or the MBV methodologies. Having regard to this valuation methodology we have calculated a value of $1.15 for the Merged Entity.

Additional information relating to each valuation methodology and our view is set out in Appendix A.

As the Merged Entity has not previously traded on an exchange, it is not possible to definitively estimate the prices at which its shares will trade immediately following the Proposed Merger or at any time into the future.  Shares in the Merged Entity may or may not trade within the range of values calculated in this Report.

On balance it is our view that it is appropriate to consider that the DCF Valuation Methodology will provide shareholders with a guide to the underlying and theoretical value of shares in the Merged Entity.

However, shareholders should carefully note that it is our view:

•	that the market trading prices of shares in the Merged Entity may be lower than or higher than the value calculated by our DCF methodology;

•	there is no guarantee that the shares in the Merged Entity will trade above the buy back price of $1.10 per share; and

•

that the share price going forward will be dependent upon, amongst other matters, the company meeting milestones which are assumed in the DCF valuation. The Merged Entity may need to clearly demonstrate to the market that it can perform in line with the cash flow assumptions before the market will price the shares in the Merged Entity in line with the DCF valuation assumptions.

We are also instructed that, assuming that the Proposed Merger and buy-back are approved in accordance with the current anticipated timetable, the shares of both PGL and AVX will trade for a period of time following the outcome of the shareholder vote but prior to the date at which PGL shareholders are required to decide whether or not to offer their shares into the share buy back.  We are of the view that this market information will provide additional relevant information as to the likely trading prices of the Merged Entity post the Proposed Merger.

This information could assist shareholders in a number of ways, for example if the trading price of the PGL or AVX shares in relative terms is such that the shareholder will realise a higher price by selling shares into the market than by participating in the share buy-back, a PGL shareholder may decide to sell those shares that they intended to offer to be bought back.

Shareholders should note that the trading prices and volumes of PGL and AVX shares in this limited period of time (following the approval of the Proposed Merger and prior to the date at which shareholders are required to offer their shares) may or may not be reflective of (in relative terms) the trading prices of shares in the Merged Entity in future.

Notwithstanding the valuations which are provided in this Report for the information of the PGL shareholders, the trading price of the Merged Entity will depend on many factors including:

•

Whether or not the market ‘re-rates’ the value of ATC (and the Merged Entity) relative to the current value of AVX, following the injection of capital that the Proposed Merger will provide to develop ATC. This may be represented by the decrease in funding risks as a consequence of the increase in cash;

•

The level of synergistic benefit gained though the combination of PGL and AVX as assessed by the market and the benefits perceived to come from the combination of the research projects of the two companies;

•	The resultant liquidity of the trading of shares in the Merged Entity; and

•

Market conditions at the time of the Proposed Merger and in future. The market sentiment prevailing at the relevant time is likely to have an impact on the trading price of a share in the Merged Entity.

The decision of PGL shareholders to participate or not participate in the buy-back cannot be made by simply comparing the values we have calculated for the Merged Entity with the buy-back price of $1.10.

We have outlined examples of other considerations which must be taken into account when deciding to participate, or not participate in the buy-back, should the Proposed Transaction proceed.  That information is set out in Table 8.2.

Table 8.2:  Summary of Other Considerations for Participation in the Buy-back

Consideration	Description
Risk Profile of the shareholder

The buy-back provides PGL shareholders the certainty of receiving $1.10 per share for every share that is accepted in the buy-back offer.

While we have calculated values for the Merged Entity through various valuation methodologies, all of which are above the buy-back price of $1.10 per share, there is no method for accurately predicting the price at which the shares of the Merged Entity will trade when and if the Proposed Merger takes place. It is possible that shares in the Merged Entity may trade above or below the buy-back price of $1.10 and the differences between the share trading prices and $1.10 may be material.

Shareholders should consider their risk profile when contemplating to continue to hold shares or accept the $1.10 per share. While the values calculated for the Merged Entity are greater than the buy-back price, there is inherent uncertainty in the future performance of the Merged Entity and the price that shares in the Merged Entity will trade at in the future. Further, matters outside the control of the Merged Entity, including prevailing market conditions, may have a material impact on the share price of the Merged Entity.

Uncertainty Regarding Share Acceptance

The maximum number of shares that can be accepted under the Buyback represents approximately 30% of shares on issue. The percentage of shares that any shareholder is eligible to redeem for cash will be subject to the demand of other investors in taking up the buy-back.

For instance, if half the PGL shareholders choose not to take up the buy-back at all but the other half applied for all their shares to be redeemed for cash, those asking for cash redemption would have approximately 60% of their shares redeemed for cash.

Shareholders should consider this uncertainty when deciding to participate, or not participate, in the buy-back.

Liquidity Preference

Though considered relative to some other asset classes to be liquid, shares are not as liquid an investment as cash. Depending on the trading volumes of the Merged Entity, it may not be possible for shareholders to liquidate their position in Merged Entity shares in a timely manner. Further, if the number of shares a shareholder wishes to liquidate is material with reference to the daily trading volume of the Merged Entity, the shareholder may have to sell shares in the Merged Entity at a price discounted from the price at which a smaller parcel of shares may trade at.

Tax Consideration

We understand that PGL shareholders are to be provided with information to asses the taxation implications of participating in the buy-back. Shareholders should have regard to this information in the context of their own circumstances and they should consider their own taxation position resulting from the buy-back.

9.0                               Sources of Information

This Report is based on information from sources including the following:

•	The PGL Annual Report 2008;

•	The AVX Annual Report 2008;

•	The PGL website – www.progen.com.au;

•	The AVX website – www.avexa.com.au;

•	The ASIC website – www.asic.gov.au;

•	Publicly available information including ASX announcements, financial information from Aspect Huntley, Bloomberg and Connect4;

•	Notice of Meeting and Explanatory Memorandum regarding the Proposed Transaction and Proposed Merger;

•	Top 20 shareholder information provided by PGL and AVX;

•	PGL and AVX management projections;

•	Correspondence and discussions with the management of PGL and their representatives;

•	Correspondence and discussions with the management of AVX and their representatives;

•	Independent Expert Report prepared by LEA for AVX shareholders; and

•	Discussions with LEA.

10.0                        Indemnities, Representations & Warranties

PGL have agreed to our usual terms of engagement and the following indemnities and representations.

10.1                       Indemnities

In connection with our engagement to prepare this Report, PGL agrees to indemnify and hold harmless BDO KCFQ, BDO Kendalls (QLD) or any of the partners, directors, agents or associates (together ‘BDO Persons’), to the full extent lawful, from and against all losses, claims, damages, liabilities and expenses incurred by them. PGL will not be responsible, however, to the extent to which such losses, claims, damages, liabilities or expenses result from the negligent acts or omissions or wilful misconduct of any BDO Persons.

PGL agrees to indemnify BDO Persons in respect of all costs, expenses, fees of separate legal counsel or any other experts in connection with investigating, preparing or defending any action or claim made against BDO Persons, including claims relating to or in connection with information provided to or which should have been provided to BDO KCFQ by PGL (including but not limited to the directors and advisers of PGL) as part of this engagement.

10.2                       Representations & Warranties

PGL recognises and confirms that, in preparing this Report, except to the extent to which it is unreasonable to do so, BDO Persons will be using and relying on publicly available information and on data, material and other information furnished to BDO Persons by PGL, its management, and other parties, and may assume and rely upon the accuracy and completeness of, and is not assuming any responsibility for independent verification of, such publicly available information and the other information so furnished.

11.0                        Experience, Disclaimers and Qualifications

BDO KCFQ has extensive experience in the provision of corporate finance advice, including takeovers, valuations and acquisitions.  BDO KCFQ holds a Financial Services Licence issued by ASIC for preparing expert reports pursuant to the Listing Rules of the ASX and the Corporations Act 2001.

BDO KCFQ and its related parties in Australia have a wide range of experience in transactions involving the advising, auditing or expert reporting on companies that have operations domestically and in foreign jurisdictions.  BDO Kendalls in Queensland and in Australia is a national association of separate partnerships and entities and is a member of the international BDO network of individual firms.

Steven Sorbello has prepared this Report with the assistance of staff members.  Mr Sorbello is a director of BDO KCFQ and has extensive experience in corporate advice and the provision of valuation and business services to a diverse range of clients, including large private, public and listed companies, financial institutions and professional organisations.

This Report has been prepared at the request of the Directors to provide PGL shareholders with information to assist them to decide whether or not to accept or reject the Proposed Transaction.  BDO KCFQ hereby consents to this Report being used for that purpose.  Apart from such use, neither the whole nor any part of this Report, nor any reference thereto may be included in or with, or attached to any document, circular, resolution, statement, or letter without the prior written consent of BDO KCFQ.

BDO KCFQ takes no responsibility for the contents of other documents supplied in conjunction with this Report.  BDO KCFQ has not audited or reviewed the information and explanations supplied to us, nor has it conducted anything in the nature of an audit or a review of any of the entities mentioned in this Report.  However we have no reason to believe that any of the information or explanations so supplied are false or that material information has been withheld.

Any forecast information which has been referred to in this Report has been prepared by the relevant entity and is generally based upon best estimate assumptions about events and management actions, which may or may not occur.  Accordingly, BDO KCFQ cannot provide any assurance that any forecast is representative of results or outcomes that will actually be achieved.

With respect to taxation implications of the Proposed Transaction, it is strongly recommended that shareholders refer to section 3.13 of the Explanatory Memorandum and obtain their own taxation advice, tailored to their own particular circumstances.

The statements and opinions included in this Report are given in good faith and in the belief that they are not false, misleading or incomplete.  This Report is current as at 2 February 2009.

BDO Kendalls Corporate Finance (QLD) Ltd

Steven Sorbello
Director

Appendix A — Value of a Merged Entity Share

As information to assist PGL shareholders in their decision to participate in the buy-back, should the Proposed Transaction be approved, we have provided this information on the value of a share in the Merged Entity.  This information can be used by PGL shareholders as a comparison to the buy-back price of $1.10 per share.

We have had regard to the value of a share in the Merged Entity rather than a share in PGL as we have been instructed to provide this information assuming that the Proposed Merger has been approved and proceeds (i.e. PGL shareholders will now hold shares in the Merged Entity rather than PGL). We are instructed that the Proposed Transaction will not proceed without the Proposed Merger being approved.

The value of PGL in its current form, without merging with AVX, will be different to the value of a share in the Merged Entity.  The value of the Merged Entity may not equate to the addition of the values of PGL and AVX, therefore other matters may require consideration.

In calculating a value of the shares in the Merged Entity, we have not considered:

•                  any proposals other than the Proposed Merger and Proposed Transaction; and

•                  whether or not the Proposed Merger is fair and reasonable to the PGL shareholders.

We have provided the information below to assist PGL shareholders in their decision to participate, or not to participate, in the buy-back should the Proposed Transaction be approved.  We do not provide a recommendation to participate or not to participate in the buy-back.

The decision to participate in the buy-back, should the Proposed Transaction be approved, is for each PGL shareholder to consider given their particular circumstances.  These circumstances may include tax considerations, the need for liquidity and the risk profile and/or appetite of each PGL shareholder.

This decision to participate, or not to participate, in the buy-back should be made having regard to all relevant information including the information set out in this Report and all other relevant documentation provided to PGL shareholders by PGL, including the Notice of Meeting.  We have listed specific considerations when making a decision to participate, or not participate, in the buy-back in Section 8.

The remainder of this section is set out as follows:

•                  Overview of common valuation methodologies (refer to Section A.1);

•                  Discussion of the valuation methods appropriate for a valuation of the Merged Entity (refer to Section A.2);

•                  Valuation of the Merged Entity utilising a DCF valuation to value AVX’s key product (and the Merged Entity’s proposed key product), ATC.  Several adjustments have been made to the DCF valuation of ATC to arrive at a per share value of the Merged Entity including adjustments for cash held and adjustments to allow for financing risk (refer to Section A.3);

•                  Valuation of the Merged Entity having regard to the trading prices of PGL and AVX prior to the Proposed Merger (refer to Section A.4); and

•                  Valuation of the Merged Entity having regard to the book value of assets held by PGL and AVX on their balance sheets (refer to Section A.5).

A.1                            Common Valuation Methodologies Considered

To consider the value of a share in the Merged Entity, we refer to the concept of ‘fair market value’.  A fair market value is often defined as the price that reflects a sales price negotiated in an open and unrestricted market between a knowledgeable, willing but not anxious buyer and a knowledgeable, willing but not anxious seller, with both parties at arm’s length.  The valuation work set out in this Report assumes this relationship.

There are a number of methodologies available to value an entity at fair market value.  In preparing this Report, we have considered the valuation methodologies recommended by ASIC RG 111 regarding contents of independent expert reports.  These methodologies include those mentioned directly below.

A.1.1                   Discounted Future Cash Flows (“DCF”)

The DCF approach calculates the value of an entity by adding all of its future net cash flows discounted to their present value at an appropriate discount rate.  The discount rate is usually calculated to represent the rate of return that investors might expect from their capital contribution, given the riskiness of the future cash flows and the cost of financing using debt instruments.

In addition to the periodic cash flows, a terminal value is included in the cash flow to represent the value of the entity at the end of the cash flow period.  This amount is also discounted to its present value.  The DCF approach is usually appropriate when:

•                  An entity does not have consistent historical earnings but is identified as being of value because of its capacity to generate future earnings; and

•                  Future cash flow forecasts can be made with a reasonable degree of certainty over a sufficiently long period of time.

Any surplus assets, along with other necessary valuation adjustments, are added to the DCF calculation to calculate the total entity value.

A.1.2                   Capitalisation of Future Maintainable Earnings (“CME”)

The CME approach involves identifying a maintainable earnings stream for an entity and multiplying this earnings stream by an appropriate capitalisation multiple.  Any surplus assets, along with other necessary valuation adjustments, are added to the CME calculation to calculate the total entity value.

The maintainable earnings estimate may require normalisation adjustments for non-commercial, abnormal or extraordinary events.

The capitalisation multiple typically reflects issues such as business outlook, investor expectations, prevailing interest rates, quality of management, business risk and any forecast growth not already included in the maintainable earnings calculation.  While this approach also relies to some degree on the availability of market data, the rate is an alternative way of stating the expected return on an asset, allowing for a risk premium over the risk-free rate.

The CME approach is generally most appropriate where an entity has consistent historical earnings and a defined forecast or budget.

A.1.3                   Asset Based Valuations (“ABV”)

Asset based valuations are used to estimate the market value of an entity based on the book value of its identifiable net assets.  The ABV approach ignores the possibility that an entity’s value could exceed the book value of its net assets, however, when used in conjunction with other methods which determine the value of an entity to be greater than the book value of its net assets, it is also possible to arrive at a reliable estimate of the value of goodwill.

The ABV approach is most appropriate where the assets of an entity can be identified and it is possible, with a reasonable degree of accuracy, to determine the fair value of those identifiable assets.

A.1.4                   Market Based Valuations (“MBV”)

Market based valuations relate to the valuation of an entity, where its shares are traded on an exchange.  The range of share prices observed may constitute the market value of the shares where sufficient volumes of shares are traded and the shares are traded over a sufficiently long period of time.  Share market prices usually reflect the prices paid for parcels of shares not offering control to the purchaser.

The MBV approach often allows for a useful reasonableness check to be performed on the other valuation methodologies.

A.1.5                   Other Methodologies

Although not specifically prescribed by RG 111, other methodologies can be used to value entities with circumstances which may be regarded as common in the biotechnology industry.  Alternative valuation methods are required as there is often no profitable trading history (i.e. historical profits) and many companies in the biotechnology industry are many years away from being able to reliably estimate the cash flows their research candidates may yield.  This can often make using traditional valuation methods difficult.

The alternative valuation methods generally use relative measures to other companies in the industry as a basis of comparison from which to derive a value.  Such measures may include stage of product development or the amount of research and development incurred or expected to be incurred, based on the cash position of the company.

For these relative value methods to be useful, it is necessary to have a selection of comparable companies to form the basis of comparison.

A.2                            Valuation Methodologies Appropriate for the Merged Entity

Our view of the most appropriate valuation methodologies to consider when calculating the value of the Merged Entity shares is summarised in Table A.1 below.  A summary of each of the valuation methodologies listed in Table A.1 below is set out in Section A.1 above.

Table A.1:  Summary of Possible Merged Entity Valuation Methodologies

Valuation Methodology	Appropriate?	Explanation
DCF Valuation	✓

The DCF methodology relies on projections which predict the future cash flows of an entity using assumptions about future events. We have been provided with a probability weighted DCF value of ATC (which we understand is to be the key cash generating asset of the Merged Entity) along with the underlying cash flows and assumptions used to arrive at the probability weighted value.

The valuation which we have been provided has been prepared by Lonergan Edwards & Associates Limited (LEA) for the shareholders of AVX. The valuation has been provided to us on the basis that we form our own opinion on the work of LEA and only refer to that work in this Report to the extent that we complete our own review of the work and concur with the opinion of LEA.

After critical analysis of the basis on which this probability weighted DCF value was derived and concurring in principle with the valuation methodology and calculation, we have adopted this probability weighted DCF value of ATC. This probability weighted value is used to arrive at a per share value of the Merged Entity having regard to the other assets and liabilities held by the Merged Entity and the current financing risk of the Merged Entity.

CME Valuation	×

The existing business activities of PGL and AVX do not currently generate an earnings stream and it is expected that earnings will not be generated in the short term upon a merger of the two companies.

The Merged Entity will not generate and report maintainable earnings suitable for use in a CME valuation methodology in the short to medium term future.

Asset Based Valuation	✓

The book value of the assets and liabilities of PGL and AVX is known. We are of the view that a consideration of the carrying value on a per share basis of the potential assets and liabilities of the Merged Entity is appropriate.

Market Based Valuation	✓

PGL and AVX are both publicly listed on the ASX. It is possible to complete a market based valuation as there is a readily observable market for the trading of shares in both AVX and PGL.

While there is trading information for AVX and PGL, no such trading data exists for the Merged Entity. There are specific matters to consider when comparing the market values of the individual companies to the value of the Merged Entity, being the combination of AVX and PGL.

Other valuation Methodologies	×	We are of the view that, due to the expected unique circumstances of the Merged Entity, there are no comparable companies on which to base a relative value method of valuation.

A.3                            DCF Valuation Methodology

A.3.1                   Overview

In this section of this Report we have completed a valuation of the Merged Entity having regard to a DCF valuation methodology.  The steps that we have followed to complete this valuation are summarised in Table A.2 below.

Table A.2:  Summary of DCF Valuation Methodology

Step	Description
Step 1 (refer Section A.3.2)

We complete the first step of our DCF valuation methodology by:

•                  having regard to the material assets and liabilities that will be brought to the Merged Entity by PGL (specifically, $50 million(2) in cash) and AVX (specifically, $20 million(3) in cash and ATC); and

•                  considering the purpose of the Proposed Merger between PGL and AVX. At the current time this is primarily to utilise the cash available in PGL to further the development of ATC.

As the Merged Entity will utilise the cash available in PGL to further the development of ATC, we form the view that a valuation of the Merged Entity can be undertaken by first considering the value of AVX and then considering the impact on this value of any capital raisings and/or partnership agreement required to bring the primary product to market. The Proposed Merger with PGL essentially represents such a capital raising.

Step 2 (refer Section A.3.3)

We have completed a critical analysis of the basis on which LEA’s probability weighted DCF value of ATC was derived.

ATC is the only asset/project of AVX and PGL that we have valued using a DCF valuation methodology as we are instructed that the Merged Entity will be undertaking a full review into the viability of the other projects and that no decision has been made to progress them at this point in time. Further, we are instructed that cash flow projections which are sufficiently detailed for use in a DCF and other relevant information relating to the other drug development projects is not available at the current time.

Step 3 (refer Section A.3.4)

Complete a valuation of AVX to determine the base valuation of the Merged Entity prior to any capital raising (including the capital raising occurring via the Proposed Merger with PGL). This valuation of AVX has been completed as follows:

•                  adopt the probability weighted DCF value of ATC;

•                  consider other assets and liabilities of AVX to determine the value of AVX on a controlling interest basis. This value is a hypothetical value which does not consider a number of other matters and risks, including financing risks;

•                  consider any control premium inherent in our valuation of AVX and make an assessment of an appropriate minority discount to apply; and

(2) We have been instructed that it is anticipated that PGL will contribute approximately $50 million in cash to the Merged Entity.  The $50 million is calculated net of the anticipated $20 million to be distributed to PGL shareholders via the buy-back.  We have assumed in our calculations that the buy-back is fully subscribed.  If these assumptions were to change, our valuation would also change.

(3) We have been instructed that it is anticipated that AVX will contribute approximately $20 million in cash to the Merged Entity.  If this assumption were to change, our valuation would also change.

Step	Description
• calculate the value of a minority interest in AVX.

Step 4 (refer Section A.3.5)

Determine the impact on the valuation of the minority interest in AVX from Step 3 above as a result of:

•                  the Proposed Merger with PGL which, for the purposes of this analysis, we have treated as an effective capital raising to further the development of ATC; and

•                  the raising of additional capital which may be required to complete the development of ATC.

Step 5 (refer Section A.3.6)	Calculation of the value of a minority interest in the Merged Entity.

A.3.2                   Purpose of the Merged Entity and Key Assets

As discussed previously, the Merged Entity is a combination of the assets and liabilities of PGL and AVX.  Table A.3 below broadly summarises the book value of the assets and liabilities of PGL and AVX as at 30 June 2008, adjusted for changes in cash balances, as at 31 December 2008, transaction costs, the anticipated $20 million buy-back by PGL and an increase in the balance of AVX intangible assets as a consequence of a share placement to Shire plc post 30 June 2008.

A more detailed list of the assets and liabilities of PGL and AVX is set out in Table A.10, along with details of changes in their account balances from 30 June 2008.

Table A.3:  Book Value of Assets and Liabilities of PGL and AVX (30 June 2008 — cash adjusted)

Assets	PGL ($’000’s)	AVX ($’000’s)
Cash and cash equivalents	51,765	18,476
Intangible assets	3,364	25,762
Plant and equipment	1,170	926
Receivables	722	353
Other assets	587	80
Total	57,608	45,597

Liabilities	PGL ($’000’s)	AVX ($’000’s)
Trade and other payables	6,525	8,449
Provisions and/or employee benefits	549	558
Other liabilities	258	0
Total	7,332	9,007

In our view, the material assets relevant to our valuation of the Merged Entity are the cash held by both entities and AVX’s project, ATC (the intangible asset of AVX primarily relates to ATC).

We have adopted a DCF valuation of ATC rather than relying on the book value as an appropriate estimate of value as it is our understanding that the potential/value of ATC, given its stage in the research process, is not necessarily reflected in the book value.  In our experience, it is not uncommon for a biotech company to hold assets, particularly those in the later stages of development, of a value which is greater than the book value of the assets.

For the reasons outlined in Section A.3.3, we have not included a DCF valuation of any other assets contributed to the Merged Entity by PGL and AVX, even though they may be of some value.

In our analysis we have treated the assets received by the Merged Entity from PGL (namely cash, assumed to be $50 million) as an effective capital raising by AVX.

A.3.3                   DCF Valuation of ATC

LEA have prepared a DCF valuation model which they have used to assess the value of ATC.  The LEA DCF valuation of ATC is set out in their report to AVX shareholders assessing the Proposed Merger (and which is publicly available to PGL shareholders in the announcements of AVX at www.asx.com.au).

The LEA valuation has been provided to us on the basis that we form our own opinion on the work of LEA and only refer to that work in this Report to the extent that we complete our own review of the work and concur with the opinion of LEA.

We have adopted this probability weighted DCF value of ATC prepared by LEA after completing work which included:

•                  Critically analysing the basis on which this probability weighted DCF value was derived;

•                  Attending to discussions with representatives of PGL and AVX;

•                  Completing our own research; and

•                  Completing our own analytical review and mathematical check of the financial model underlying LEA’s DCF valuation.

After completing the relevant work, we have concurred, in all material respects, with the valuation methodology and calculations of ATC prepared by LEA.  We have adopted the LEA valuation of ATC to arrive at a value per share of the Merged Entity having regard to the other assets and liabilities held by the Merged Entity and the current financing risk of the Merged Entity.  The opinion of the value of ATC expressed in this Report is the view of BDO KCFQ.

It is important to note that while we adopt the LEA valuation of ATC in our DCF valuation work set out in this Report, we provide no opinion on other matters mentioned in the LEA report, including the LEA valuation of AVX shares.  Accordingly, it should not be assumed that we necessarily concur with all matters in the LEA report.

It is our view, after having completed a critical analysis of the basis on which LEA’s probability weighted DCF value of ATC was derived, that it is appropriate to adopt the LEA valuation of ATC in this section of this Report.

Based on our analysis and inquiries, we have no reason to believe that the assumptions used in the DCF are not based on appropriate information available as at the date of this Report and we are of the opinion the valuation range calculated by LEA, having regard to the projected financial information which is available from AVX, falls within an acceptable range of theoretical values for ATC.

PGL shareholders should note that the assumptions used in the DCF valuation of ATC relate to future events which may or may not occur as intended by the management of AVX.  Assumptions adopted in the cash flows may be considered hypothetical at the current time and actual results are likely to differ to those assumed in the DCF valuation.  The differences may be material.

We have outlined a summary of the assumptions used by LEA in the DCF valuation of ATC in Table A.4 below.  PGL shareholders should read the LEA report in full if they require additional information in relation to the basis upon which the DCF valuation was prepared.

In addition to the key compound, ATC, the Merged Entity will also hold a number of compounds which were previously held by either PGL or AVX.  We have briefly provided details of other lead compounds held by PGL and AVX in Sections 5.2 and 6.2 respectively.

While it is appropriate to assume that the other compounds held by PGL and AVX prior to the Proposed Merger may be of some value and that the value of those compounds may exceed their book value, we have not considered the value of those compounds in our valuation of the Merged Entity for reasons which include the following:

•                  The other compounds are early stage development compounds for which sufficiently reliable cash flow projections are not available;

•      We have been instructed that it is the current intention of the Merged Entity to undertake a strategic review of the other compounds to decide on the appropriate strategy to add value to the Merged Entity; and

•                  It is our view that the current value of the other compounds is low relative to the value of ATC.  It is our view that the value of those compounds is not material to the analysis in this section of this Report.

While we have calculated a value of ATC and the Merged Entity excluding the value of the other compounds, PGL shareholders should note that the Merged Entity may extract additional value from the other compounds.

Table A.4:  Summary of Assumptions Underlying the LEA DCF Valuation of ATC

Assumption	Value	Explanation
Phase III costs	AU$45 million for 24 week data from 1 January 2009 until late 2010, and a total Phase III cost of $155 million, including post-launch and extension studies and preparation for marketing launch

It is expected to take up to four years to complete Phase III if studies are taken one at a time rather than in parallel as anticipated.

It is anticipated that AU$45 million in costs will be incurred to proceed to the 24 week data point late in 2010. A further AU$49 million is expected to be incurred from late 2010 to 2012 for the first extension to week 48.

It is anticipated that the second study commencing in late 2010 or early 2011 will cost $61 million and the 48 week milestone will be reached in 2012.

These costs are estimates prior to any licensing agreement offsetting the costs actually incurred for the development of ATC.

However, Avexa management does not contemplate that it would fund all of the costs beyond the week 24 milestone without a partnership agreement.

The cash flows adopted in the DCF valuation assume that a partnership agreement is finalised after the week 24 data is available. However, Avexa management believe that there are other opportune times to enter into a partnership agreement in order to maximise shareholder value, such as between the 16 week data and 24 week data.

The above costs are estimated based on an exchange rate of 0.68 USD to 1 AUD

Patient revenue from ATC begins	2012 (60% chance) or 2013 (40% chance)

Phase III trials are expected to take up to 4 years to complete. However, we understand that US regulatory authorities have agreed to review the Phase III data after 24 weeks of dosing. This accelerated review status may permit a market launch in late 2011 and sales to be generated in 2012.

There has been a probability of 60% assigned to earnings beginning in 2012 due to early regulatory approval.

Should early approval not be granted, it is anticipated that sales will be generated from 2013, once the second study has been completed.

A 40% probability has been assigned to earnings beginning in 2013, should early approval not be received.

Target market	540,000 in 2009

Based on an estimated HIV positive population of 2 million in the US and Western Europe. It is further assumed that 45% of this population receive treatment.

The percentage of these patients that are in line 2, 3 and 4 therapy, for which ATC is suited, is estimated to be 60%.

Market share	20% of 2st line 30% of 3rd line 50% of 4th line or 157,000 patients at peak sales

Estimates by AVX management on the amount of market share that ATC may take in the respective lines of therapy.

We also understand that ATC will be used in combination with other HIV drugs and therefore this market share is not mutually exclusive of other drugs.

Assumption	Value	Explanation
Market growth	4% per annum	Assumed growth in market for ATC based on predictions of population growth, predictions of increase in incidence of HIV and increased use by markets outside of the US and Western Europe.

Revenue per patient per week	USD$72

We understand that this is in line with the cost of the drugs with which ATC will compete and does not include any premium that ATC may demand due to its anticipated superior efficacy over other drugs.

Product life	10 years

Peak sales are anticipated to be achieved after 3 years and decline after 7 years.

We understand that an existing HIV drug, 3TC, has currently been used for 13 years and is sold as a standalone product and in combination.

Royalty rate	12% (low) to 15% (high)

This royalty rate is estimated assuming up-front licensing fees are paid or other income is received and having regard to the Phase III status of ATC. This royalty is net of the royalty payable to Shire plc.

The royalty rates achieved by drug companies vary dependant on many factors including the stage of development when the licensing agreement is negotiated in the development cycle (e.g. Phase II, Phase III etc), the quantum of any upfront payments and funds required to complete the commercialisation of the drug.

The range for royalty rates based on historical precedents is wide, generally ranging from 10% to 26%. Avexa management has advised that royalty rates for late stage anti-viral drugs tend to be at the higher end of the range.

Licensing income	USD$120 million (low) to USD$180 million (high)

Consistent with the expectation of AVX management of an up-front licensing fee. LEA assumed an upfront payment of USD $25 million which has been included in the projected cash flows. License income of USD $25 million is also assumed once ATC commences first sales.

Payments of USD $25 million (low) to USD $50 million (high) and USD $45 million (low) to USD $80 million (high) are assumed for the milestone of FDA approval and payments for future trial costs respectively.

The license payments achieved by drug companies vary dependant on many factors including the stage of development when the licensing agreement is negotiated in the development cycle (e.g. Phase II, Phase III etc), royalty rates negotiated and funds required to complete the commercialisation of the drug.

Administration costs	USD$3 million per year	Anticipated annual overhead costs.

Tax losses	AU$76.7 million

It is assumed tax losses of AU$76.7 million will be available to offset revenues from ATC, in addition to those expenses incurred in the future. We are instructed that these losses are mainly in relation to the development of ATC.

In addition, it is assumed the developer of ATC will receive a 125% tax deduction on some of the Phase III trial costs.

Assumption	Value	Explanation
Loss if unsuccessful	AU$70 million

A loss of AU$70 million is assumed if ATC is not successful (of which there is a 20-25% chance assigned), being the assumed cost incurred to the point at which ATC would be deemed unsuccessful. AVX management believes there is a much lower probability of the project being unsuccessful than 20-25%.

AVX management estimates the cost of Phase III 24 week trials at AU$45 million, and views this assumption as being conservative.

AUD:USD exchange rate	AUD1 to USD0.68	This exchange rate is consistent with the average AUD to USD exchange rate in the one month period to 22 January 2009.

Probability of success	75% (low) to 80% (high)

It is assumed that the chance of the drug being successfully commercialised is between 75% and 80%.

We understand from AVX management that all HIV drugs that have reached Phase III trials have gone on to be marketed and commercialised.

Discount rate	15.1%	Estimated using the Capital Asset Pricing Model formula (Re = Rf + (MRP x Be)) assuming:

• Only equity is used to fund ATC;
• 30 years US treasury bonds are used as a proxy for the risk free rate (Rf) of 3.25%;
• A market risk premium (MRP) of 6.5%; and
• Beta (Be) of 2.

The value calculated using the above inputs is then adjusted for inflation of 1% to match the real cash flows on which the DCF is based.

AVX management is of the view that the estimated discount rate is higher than is appropriate for ATC given its stage of development and likelihood of success.

Value of Other Compounds	$0

Any value relating to other compounds of AVX has not been included in the DCF valuation for the reasons set out in Section A3.3 above.

Avexa management considers these programs to show significant potential and accordingly these may provide longer term value upside.

Similarly Progen management considers its programs show potential and accordingly these may provide longer term value upside. In particular the 500 series which is an extension of the PI-88 franchise shows significant potential, although it is at an early stage of development.

The valuation date is 1 January 2009, the date at which the cash flow forecasts commence.

While the LEA projections have been based on information provided by Avexa management, they are LEA projections and not the projections of Avexa.

Avexa management consider that some assumptions relating to ATC, including those relating to the probability of commercialisation, the sales price for ATC, the market potential, the terms of a partnership agreement (in particular the royalty rate) and the discount rate are conservative and reduce the assessed valuation.

Using the above assumptions, LEA calculate a DCF value for a controlling interest in ATC in the range of $151.4 million to $225.8 million.  This valuation is not adjusted for the financing risk associated with the necessary capital required to fund the development of ATC.

BDO KCFQ, LEA, PGL and AVX do not provide any guarantee that the projections prepared using the above assumptions will be achieved.  Many of the assumptions adopted in Table A.4 are subjective.  Small changes in these subjective assumptions above can have material effects on the DCF valuation of ATC.  Further, as ATC is developed and milestones are either achieved or missed, the value of ATC may change materially and within very short periods of time.  There can be no guarantee that the cash flow projections will hold for any length of time as circumstances are continually changing.

Central to the realisation of the above DCF value is patent protection of ATC.  We are not experts in the field of patents so cannot provide assurance that the level of patent protection is suitable for ATC to achieve the revenues anticipated.  However, we have made enquiries of AVX and they are of the view that adequate patent protection for ATC exists and will remain effective during the projected period.

If any PGL shareholders do not agree with the assumptions adopted in the projected cash flows and/or DCF valuation, they should seek specialist transaction advice and/or engage a suitably qualified person to estimate the impact of the change in values on the DCF value of ATC.

A.3.4      Valuation of AVX (excluding other risks including financing risk)

DCF Valuation of ATC

As stated above, it is our view that it is appropriate to adopt a DCF valuation relating to a controlling interest in ATC within the range of $151.4 million and $225.8 million.  This valuation is not adjusted for the financing risk associated with the necessary capital required to fund the development of ATC.

Other Assets and Liabilities of AVX

In our view, it is appropriate to add the value of the cash anticipated to be contributed to the Merged Entity by AVX.  We are instructed that it is anticipated that AVX will contribute $20 million in cash to the Merged Entity as at 1 January 2009 the date of commencement of the cashflows used in the valuation.

For reasons previously stated, we have not made any allowance in either the valuation of AVX or the Merged Entity for the other research projects that PGL and AVX currently participate in.  This is not to say that they do not have some value, however we have excluded them from our calculations for the reasons set out in Section A.3.3.  Further, it is our view that the other assets of AVX (e.g. property, plant and equipment) are immaterial to our analysis and should not be included in this valuation.

Control Premium/Discount for Minority Interest

Control premiums reflect an entity’s willingness to pay more for an asset because it can control how that asset is used.  For example, a majority shareholder in a company with a cash balance can dictate how that cash is, or is not, deployed.  On the other hand, a minority shareholder in the same company must accept the decision of the majority as to how the cash is used.  As a consequence of the lack of control over the company’s assets, a minority shareholder will usually pay less, on a proportionate basis, than a majority shareholder for their respective rights over the assets of the company.

Control premiums can be observed in the market in many forms, including the following:

•                  Price premiums over minority parcel share trading prices, paid by acquirers of controlling interests in a company; and

•                  Minority interests which trade below the NTA of the company.  For example, this may partly explain the trading price of minority parcels of PGL shares trading consistently lower than their NTA backing per share since 23 July 2008.

It is also important to note that the differences between share trading prices and prices paid for controlling interests or company net asset values do not necessarily relate entirely to premiums paid for controlling interests.  Other factors, including synergies expected to be realised and financing risks of a company at a particular point in time, may also influence the prices at which shares trade and the price paid for a controlling interest in an asset or an entity.

The value of the assets contributed to the Merged Entity (outlined above) calculates a controlling interest in those assets (i.e. a value of the assets in circumstances where an entity acquires a controlling interest).  To determine the value of an individual share in the Merged Entity, it is our view that it is appropriate to determine the value of a minority holding in the assets as each shareholder in the Merged Entity will hold only a minority interest in the assets contributed by AVX.

Based on our recent empirical research of control premiums paid in the market generally and in the biotech sector specifically, it is our view that it is reasonable to assume that in relation to the Merged Entity at the current time, a control premium of 30% is appropriate in the circumstances.  This implies that it is appropriate to apply a minority discount of 23%.

Calculation of AVX Value (excluding financing risks)

Table A.5 below sets out our calculation of the value of AVX, unadjusted for other risks including financing risks.

Table A.5:  Value of Minority Interest in Assets Contributed to the Merged Entity by AVX

	Low (000’s)	High (000’s)
DCF value of ATC	$151,400	$225,800
Plus cash	$20,000	$20,000
Value of AVX Contributed Assets (Controlling Interest)	$171,400	$245,800
Less minority discount of 23%	$(39,422)	$(56,534)
Value of AVX Contributed Assets (after minority discount)	$131,978	$189,266

Based on the number of AVX shares currently on issue and the values calculated above, the value per share of the assets contributed by AVX to the Merged Entity are equivalent to approximately $0.31 to $0.45 per AVX share.  This is well above the last trading price prior to the Proposed Merger announcement of $0.105 per share.

It is important to consider that the valuation calculation set out above adopts the theoretical DCF valuation for ATC and may not consider other impacts on share price and market value, including risks associated with raising the additional financing required to continue to develop and commercialise ATC.  Further, the raising of significant amounts of additional capital, at the current time, is likely to heavily dilute the value of the shareholdings of the existing AVX shareholders.

We have considered the impact of potential further capital raisings in the section directly below.

A.3.5      Financial Risks Relating to Further Capital Raisings

For the ATC value calculated in the DCF valuation to be realised it is necessary for the Merged Entity to raise the required capital to fully fund the project.  This funding shortfall represents, particularly in the current economic climate, a significant risk to the development of ATC and therefore the value of the Merged Entity.  This risk is not considered in the DCF valuation of ATC as cash is assumed to be provided for the development of ATC as and when it is required.

Based on the assumptions used in the LEA DCF valuation, it is anticipated that the Merged Entity will require approximately $45 million to bring the Phase III trial for ATC through to the week 24 data.  AVX and PGN management are of the view that either prior to or immediately after the release of 24 week Phase III data a partnership agreement is likely to be entered into and additional funding will then be provided by the partner in the form of upfront payments during the remainder of development.

LEA assumes a funding requirement of $70 million in addition to the Avexa cash balance $20 million at 31 December 2008.  The funding requirement is greater than the $45 million cash required to bring the Phase III trial for ATC through to the week 24 data because the funding requirement assumes potential delays in partnering, regulatory approval and achievement in milestones as well as the requirement to fund items including corporate and transaction costs.

Assuming that the Proposed Merger is successful (an assumption that we have been instructed to make for the purpose of this Report), it is anticipated that the required funding through to the week 24 data for ATC will be sourced as follows:

•                  AVX’s current cash balance of approximately $20 million;

•                  PGL’s cash contribution of approximately $50 million in return for 42,287,694 shares in the Merged Entity(4); and

•                  Further funding in due course for the balance which is anticipated in the LEA DCF valuation of ATC to be $20 million.

The manner in which any additional funding required is raised will be dependant on many factors including the following:

•                  The ability of the Merged Entity to meet stated milestones in relation to ATC within any timeframe that the Merged Entity commits to;

•                  Interest from other companies in a licensing or partnering agreement and the timing of a licensing or partnering agreement;

•                  The price of recent capital raisings after allowing for transaction specific factors, including the dollar amount of the capital raising and any control premium that may have been paid;

•                  The amount of capital sought at any point in time; and

(4)  Assumes the buy-back is fully subscribed and that PGL provides $50 million in cash to the Merged Entity.  The number of shares issued assumes the minimum liquid asset balance set out in the MIA.  In broad terms, should the liquid assets of PGL be lower than $67.5 million (including capital for the buy-back) two business days before the second court hearing in relation to the Proposed Merger, AVX will receive additional shares and PGL shareholders holdings in the Merged Entity will be diluted.  Further details are available in the MIA, released by PGL to PGL shareholders on 22nd December 2008 and available at www.asx.com.au.

•                  Market/economic conditions that exist at the time of the capital raising.  For example, some recent equity capital raisings have been completed at a significant discount to trading prices prior to the announcement of the capital raising.

We understand that AVX is of the view that:

•                  The Proposed Merger will provide sufficient capital to fund the Phase III 24 week trials;

•                  Upon the conclusion of successful Phase III 24 week trials, the company will be closer to its stated goals and this will be a key milestone that will significantly de-risk the development of ATC; and

•                  The remaining capital for the development of ATC post the 24 week data will be able to be raised through a licensing agreement.

As stated earlier, the management of AVX are confident that an appropriate partnering deal can be negotiated for ATC post the release of positive Phase III 16 week results, with milestone payments payable based on Phase III 24 week results.  AVX management are also of the view that positive Phase III 24 week results are likely to be delivered with the capital provided by the Proposed Merger.  However, we cannot predict with certainty the future progress of the Merged Entity, the amount of future licensing payments, if any, or the economic environment in which it may next require capital to further the development of ATC.  This level of uncertainty, or financing risk, is not considered in the LEA DCF valuation of ATC which we have adopted. We note LEA have assumed royalty rates are at the lower end of the research data as it is anticipated that the partner will also be providing milestone payments.

For the purposes of this valuation we are of the view that it is appropriate to assume a best case funding scenario which is consistent with the view of the directors of PGL and AVX that the plan is that no additional capital is required to be raised prior to entering into a partnership agreement.  As is common in the industry the directors believe it is a reasonable assumption to assume the partner will provide the required additional funding to commercialise ATC. We are also of the view that it is appropriate to consider a lower case valuation scenario in which an additional $40 million of capital is required to be raised before a partnership agreement can be successfully negotiated.   This range compares with an additional $20 million assumed in the LEA valuation of AVX.

We have adopted this assumption having regard to the following:

•                  The possibility that funds required to bring ATC to market may exceed the costs assumed in the DCF valuation assumptions;

•                  The possibility that an appropriate licensing agreement may not be able to be negotiated within the timeframe anticipated in the DCF valuation of ATC; and

•                  The likely desire for the Merged Entity to have cash to continue to fund the development of ATC, post Phase III 24 week trials, to be in a stronger negotiating position with potential licensees.

We have assumed that the Merged Entity would raise additional capital from the equity market through a direct equity injection.  This is not an uncommon method of raising capital for companies with product pipelines that are yet to be approved for market and/or for which there is no licensing agreement in place.

In this valuation we have assumed that, to account for the financing risks immediately following the Proposed Merger, the Merged Entity could raise up to an additional $40 million at a price that has reference to current market trading prices and previous capital raisings.

Specifically, we have adopted a price range for the assumed capital raising as follows:

•                  Low Scenario - the capital raising price implied by the Proposed Merger which is essentially AVX raising capital from PGL.  As we have been instructed to prepare this Report assuming the Proposed Merger proceeds as anticipated, we are of the view that this represents the most recent and most relevant market information for which a capital raising may be able to be completed.  We assume that $40 million is raised at this price in our low case valuation scenario; and

•                  High Scenario - the trading price of AVX prior to the announcement of the Proposed Merger.  Our high case valuation scenario assumes that no additional capital is required, consequently this capital raising price while a reasonable possibility given the recent market evidence provided by the merger does not directly impact our valuation calculations.

We have provided comment on this range of capital raising prices as it is our view that the Proposed Merger will reduce the immediate funding risks of the Merged Entity and it is our view that, depending on other relevant matters including market conditions, capital may be able to be sought at a higher price than the price implied by the Proposed Merger.

Table A.6 below summarises the value, price per share and number of shares issued that we have assumed in order to account for the financing risk not inherent in the DCF valuation of ATC.

Table A.6:  Summary of Assumed Capital Raisings

	Value of Capital Raising (000’s)		Per Share Price of Capital Raising		Number of Shares Issued
Effective PGL Capital Raising		$50,000	$1.18	(a)	42,287,693
Additional Required (Low)		$40,000	$1.18		33,830,154
Additional Required (High)	$	Nil	$1.32	(b)	Nil

(a)          Calculated as the capital anticipated to be contributed to the Merged Entity by PGL, assuming the buyback is fully subscribed, divided by the number of shares proposed to be issued in the Merged Entity to PGL.  This value has been rounded to the nearest cent.

(b)         Calculated as the 30 day VWAP of AVX ($0.103), prior to the Proposed Merger announcement, multiplied by the exchange ratio it is assumed the Proposed Merger will be completed at (12.857).  This value has been rounded to the nearest cent.

A.3.6                   Calculation of the Value of a Merged Entity Share Based on DCF Valuation

In our view, it is appropriate to calculate the value of a share in the Merged Entity as follows:

•                  Determine the value of AVX and adjust for a minority discount (refer Section A.3.2);

•                  Add to this value the cash available to fund ATC from PGL (i.e. approximately $50 million) and the cash we have assumed to be raised prior to ATC becoming cash flow positive, an amount within the range of $0 to $40 million; and

•                  Divide this value by the number of shares that would be on issue in the Merged Entity plus the number of shares anticipated to be issued prior to ATC becoming cash flow positive ( refer Section A.3.5).

This calculation is set out in Table A.7 below.

Table A.7:  Calculation of Value Per Share in the Merged Entity Based on a DCF Valuation

	Low	High
Minority interest value of AVX	$131,978	$189,266
Add cash provided by PGL	$50,000	$50,000
Add cash assumed to be raised	$40,000	$ Nil
Total Value	$221,978	$239,266
Number of shares issued to AVX shareholders in Merged Entity	33,031	33,031
Number of shares issued to PGL shareholders in Merged Entity	42,288	42,288
Additional shares issued for further funding requirements	33,830	0
Total shares on issue (after required funding)	109,148	75,318
Value per share adjusted for minority discount	$2.03	$3.18

Based on the assumptions adopted, we estimate a DCF based value for the Merged Entity within the range of $2.03 and $3.18 per share.  While the valuation range set out above is relatively wide, we are of the view that this is appropriate given the contingencies and uncertainties around the opportunities to partner and the ultimate commercialisation of ATC and funding in the future years.

As stated earlier, many of the assumptions adopted to arrive at the value in Table A.7 are subjective.  Relatively small changes in these assumptions above can have material effects on the value of the DCF valuation for ATC.  Further, as ATC is developed and milestones are either achieved or missed, the value of ATC, and consequently the value of the Merged Entity, may change materially and within very short periods of time.  There can be no guarantee that the cash flow projections will hold for any length of time as circumstances are continually changing.

The DCF value set out above is also sensitive to the price and/or manner in which capital is raised to fund the future capital required to bring ATC to market.  As stated earlier, should the Merged Entity produce successful Phase III trails, a licensing agreement, or other funding opportunity, may be available to the Merged Entity which is less dilutive than the equity raising assumed in this valuation.

Conversely, in the event that future trials of ATC do not proceed as anticipated or are delayed, or licensing partners are not forthcoming as intended, funding may only be achieved at a deeper discount than anticipated in our valuation, further diluting the holding of existing Merged Entity shareholders.

It is important for PGL shareholders to note that shares in the Merged Entity may not trade within the range of values calculated by the DCF valuation methodology.  There is a risk, particularly in the current market conditions and given the current and recent share trading prices of both companies, that the trading price of shares in the Merged Entity will be lower than the price calculated above in this section of this Report.

A.4                            Market Based Valuation Methodology

This section sets out the market based valuation of the Merged Entity by first assessing the share market performance of PGL and AVX before forming a view on the value of shares in the Merged Entity using a MBV methodology.

We are of the view that the trading in both PGL and AVX is sufficiently liquid to provide a reasonable estimate of a MBV.  The number of shares traded over the past 12 months for PGL and AVX, as a percentage of shares outstanding over the period, is approximately 80% and 67% respectively.  The approximate average percentage of shares outstanding trading on a daily basis for each company is 0.32% and 0.27% for PGL and AVX respectively.

It is important to note that the Merged Entity will only come into existence post shareholder approval of the Proposed Merger and that the Merged Entity has not traded on a stock exchange.  Consequently, a MBV methodology based on the trading prices of PGL and AVX must be considered with an appropriate degree of caution and should be referred to as a broad guide only.

A.4.1                   Analysis of PGL Share Market Performance

Figure 5.4 in Section 5.4 details the market price of PGL shares, as listed on the ASX, in the form of weekly VWAP’s.  The closing share price of PGL of $0.90 at 19 Dec 2008 (the day before the public announcement of the Proposed Merger) could, prima facie, be used as a proxy for the market value of the PGL shares immediately prior to the announcement of the Proposed Merger.  In our opinion, it is also appropriate to consider the PGL share price over a longer period of time.

Figure 5.4 shows the decline in the share price post the announcement on 23 July 2008 that PGL would discontinue its Phase II PI-88 study in liver cancer.  This announcement resulted in a decline in the share price of approximately 50%, and the share price has not since traded at the levels observed prior to 23 July 2008.  We are of the view that it is not suitable to use trading prices prior to this period for the purposes of assessing the current market value of PGL.

To calculate the market value of PGL we have had regard to the following periods:

•                  Period 1 (23 July 2008 to 21 November 2008) – This period begins immediately after it was announced that PGL would discontinue its Phase II PI-88 study in liver cancer.  This period then ends the last trading day prior to the Chairman’s Address to Shareholders on 24 November 2008.  The address detailed that PGL would either:

•                within 45 days, announce the terms of a merger or acquisition transaction that would deliver value to shareholders in excess of $1.10 per share; or

•                if this did not occur, pay out the capital of the company, less liabilities and continuing statutory costs in February, estimated to be $1.10 per share.

Post this announcement, the share price appreciated by approximately 34%;

•                  Period 2 (24 November 2008 to 19 December 2008) – This period begins after the Chairman’s Address to Shareholders and ends the last trading day prior to the announcement of the Proposed Merger; and

•                  Period 3 (22 December 2008 to 16 January 2009) – This period begins after the announcement of the Proposed Merger and ends on 16 January for the purposes of this Report.

The three periods outlined above are summarised graphically in Figure A.1 directly below.

Figure A.1:  Three Periods Considered in the PGL Market Based Valuation

Trading data for the above periods is summarised in Table A.8 below.

Table A.8:  PGL Trading Data Over Specified Periods of Time

Period	Start of Period	End of Period	Low for Period	High for Period	VWAP for Period
Period 1	23/07/08	21/11/08	$0.60	$0.80	$0.65
Period 2	24/11/08	19/12/08	$0.78	$0.925	$0.81
Period 3	22/12/08	16/01/09	$0.74	$0.895	$0.80

We are of the view that it is most appropriate to adopt the VWAP for Period 2 for the purposes of a market valuation for reasons including the following:

•                Period 1 trading data does not include trading where the market was fully informed of the strategic direction the Directors intended to take PGL as outlined in the Chairman’s Address to Shareholders on 24 November 2008.  We are of the view that this trading data does not provide the best estimate of the market value of PGL;

•                Period 2 provides market trading prices in a period where the market was informed about the strategic direction the Directors intended to take PGL and does not include the effects of the announcement of the Proposed Merger on the share price; and

•                Period 3 provides market trading data post the announcement of the Proposed Merger.  We would expect that the trading prices in the period following the announcement of the Proposed Merger would include the markets perception of the Proposed Merger and its likelihood of proceeding.

In our opinion, it is appropriate to apply a VWAP of $0.81 as a market based value of PGL.

We have not included any allowance for the impact of options being exercised as we understand they are all currently ‘out of the money’.

A.4.2                   Analysis of AVX Share Market Performance

Figure 6.1 in Section 6.4 details the market price of AVX shares, as listed on the ASX, in the form of weekly VWAP’s.  The closing share price of AVX of $0.105 at 19 December 2008 (the last trading day before the public announcement of the Proposed Merger) could, prima facie, be used as a proxy for the market value of the AVX shares immediately prior to the announcement of the Proposed Merger.  In our opinion, it is also appropriate to consider the AVX share price over a longer period of time.

Figure 6.4 shows a steady decline in the AVX share price for the 12 month period ended 16 January 2009.  We note however that the 30 day period prior to the announcement of the Proposed Merger was a period of relative stability in the AVX share price and that no price sensitive announcements were made in this period.

The high for the 30 day period ending 19 December was $0.115, the low was $0.095 and the VWAP was $0.103.  We are of the view that the 30 day VWAP for the period prior to the announcement of the Proposed Merger is an appropriate measure of the market value of AVX.  As stated earlier, it is our view that any trading data from trading in periods following the announcement of the Proposed Merger will incorporate price impacts of the Proposed Merger, the likelihood of the Proposed Merger proceeding and the consequences if it does not.

The 30 day VWAP for the period prior to the announcement may have been impacted by the perceived funding risk of AVX given its relatively low levels of cash on hand.  The directors of AVX and PGN expect that the Proposed Merger will provide sufficient funds for the ATC Phase III program through to the 24 week data.  It follows on that it is reasonable to expect that the Proposed Merger removes the immediate funding risk for ATC.  The removal of funding risk may result in an increase of the Merged Entity’s share price.

AVX has previously traded at materially higher prices and at those times it held more substantial cash reserves than it has in more recent times.  It is our view that it is not appropriate in the MBV methodology to simply adopt an AVX share price which does not relate to recent trading periods, a sensitivity analysis can be constructed for illustrative purposes only, whereby a higher AVX share price is assumed on the basis that AVX may trade at higher prices if the immediate funding risks are removed.

We have not included any allowance for the impact of options being exercised as we understand they are all currently ‘out of the money’.

A.4.3                   Combined Market Value

To calculate a value per share of the Merged Entity it is our view that it is appropriate to:

•                Calculate a market capitalisation figure for PGL and AVX by multiplying the market value of each share by the number of shares on issue;

•                Calculate the implied market capitalisation of the Merged Entity by summing the calculated market capitalisations of PGL and AVX; and

•                Divide the calculated market capitalisation of the Merged Entity by the number of shares proposed to be issued in the Merged Entity.

The above process is summarised in Table A.9 directly below.

Table A.9:  Market Value of PGL and AVX

	Market Value of Share Price		Number of Shares (000’s)	Market Capitalisation (000’s)
PGL	$0.81		60,470	$48,980
AVX	$0.103		424,675	$43,742
Merged Entity	$1.23	(a)	75,318	$92,722

(a)            Calculated as the market capitalisation of the Merged Entity divided by the number of shares proposed to be issued in the Merged Entity.

The combined market value of PGL and AVX may not necessarily equate to the market value of the Merged Entity for reasons including the following:

•                Synergies may, or may not be, realised between PGL and AVX if the Proposed Merger proceeds.  If any synergies were realised, the value of the Merged Entity would have, all other matters equal, a higher value;

•                  If the market is currently pricing financing risk into the AVX share price and the market perceives that this risk is at least partially alleviated if the PGL cash is available to the Merged Entity, the Merged Entity may trade at a price higher than that of the individual companies; and

•                  PGL and AVX have varying levels of liquidity in the trading of their shares.  The ultimate level of liquidity in the shares of the Merged Entity will have an impact on its value.  It is not possible to accurately predict the level of liquidity that the Merged Entity may experience.

On balance and assuming similar market conditions to those prevailing at 19 December 2008, the Merged Entity should theoretically trade at prices higher than $1.23 per share as a consequence of the capital provided by PGL to fund ATC and the resulting reduction in financing risk.  However, the impact on the above factors cannot be estimated prior to the Proposed Merger being completed and the share trading prices following the Proposed Merger will be influenced by many factors and circumstances which may change within short periods of time and without notice.

A.4.4                   Sensitivity Analysis

Considering that it is likely that the current AVX share price is factoring in a material level of financing risk at the current time, it is our view that it is appropriate to consider, as a sensitivity analysis, the value of the Merged Entity which is calculated assuming that a fair trading price for shares in AVX in ordinary circumstances and without the current level of financing risk is 30 cents.  We note that in the 2008 calendar year, prior to September 2008, shares in AVX generally traded at levels above 30 cents.

Table A.9:  Sensitivity Analysis - PGL and AVX

	Assumed Share Price		Number of Shares (000’s)	Market Capitalisation (000’s)
PGL	$0.81		60,470	$48,980
AVX	$0.30		424,675	$127,402
Merged Entity	$2.34	(a)	75,318	$176,382

(a)            Calculated as the market capitalisation of the Merged Entity divided by the number of shares proposed to be issued in the Merged Entity.

The sensitivity analysis should be considered with caution and as a broad guide only as there are many factors that impact the price at which shares trade on market, of which financing risk is only one of those factors.

A.4.5                   Share Trading Post Merger Approval

We are instructed that, should the Proposed Merger be approved, the shares of both PGL and AVX will trade for a period of time when the market will be informed if the Proposed Merger will proceed (i.e. the market will know if both the shareholders of PGL and AVX have voted in favour of the Proposed Merger) but prior to the required deadline for PGL shareholders to offer their shares in the buy-back, should PGL shareholders choose to do so.

We are of the view that this market information will provide additional relevant information as to the likely trading prices of the Merged Entity post the Proposed Merger.

However, PGL shareholders should note that these trading prices will relate to the market forces present when and if the Proposed Merger is approved.  Should the Proposed Merger be approved, the trading volumes and motivations of the buyers and sellers may be different to those that transpire on balance in relation to the Merged Entity going forward.  The Merged Entity may therefore trade at prices which are inconsistent with its trading price in the future.  Further, as stated earlier, the prices at which the Merged Entity shares trade following the Proposed Merger will be influenced by many factors and circumstances which may change within short periods of time and without notice.

A.5                            Asset Based Valuation of Merged Entity Shares

This section sets out an ABV of the Merged Entity.  The ABV adopts the balance sheet balances of PGL as at 30 June 2008 and AVX as at 30 June 2008 and the following adjustments:

•                  the cash balances have been updated as at 31 December 2008, less estimated Proposed Merger transaction costs of $1.2 and $2 million for PGL and AVX respectively;

•                  we have assumed the buyback will be fully subscribed and therefore decreased the cash balance of PGL by $20 million to account for this; and

•                increased the intangible asset book value for AVX intangibles by $5.7 million to take account of the renegotiated ATC licence agreement with Shire plc, as announced on 26 August 2008.

We have calculated an ABV of the Merged Entity shares as follows:

•                  Determine the book value of the assets and liabilities of PGL as at 30 June 2008;

•                  Determine the book value of the assets and liabilities of AVX as at 30 June 2008;

•                  Add the assets and liabilities of PGL and AVX to calculate the net assets of the Merged Entity; and

•                  Divided the net assets of the Merged Entity by the number of shares anticipated to be on issue in the Merged Entity.

The above mentioned calculation is set out in Table A.10 below.

Table A.10 is not intended to represent the balance sheet of the Merged Entity.  Further, the ABV set out below has been prepared on the understanding that there have been no related party transactions between PGL and AVX which require elimination.

Table A.10:  Asset Based Value of the Merged Entity

	Asset/Liability Values ($000’s)
Item	PGL	AVX	Merged Entity
Assets
Cash and cash equivalents	51,765	18,476	70,241
Trade and other receivables	722	353	1,075
Prepayments	187	—	187
Government grants	302	—	302
Short-term deposits	98	—	98
Plant & equipment	1,170	926	2,096
Intangible assets	3,364	25,762	29,126
Other	—	80	80
Total Assets	57,608	45,597	103,205
Liabilities
Trade and other payables	6,525	8,449	14,974
Provisions	549	—	549
Employee benefits	—	558	558
Derivative financial instruments	249	—	249
Government grants	9	—	9
Total Liabilities	7,332	9,007	16,339
Net Assets	50,276	36,590	86,866
Shares anticipated to be on issue	n/a	n/a	75,318
Value per Merged Entity Share	n/a	n/a	$1.15

PGL shareholders should note that the ABV methodology does not recognise any value that the assets of the Merged Entity may have above that which is reflected in the book values of the assets and liabilities of PGL and AVX.  The ABV methodology adopted in this Report also does not reflect the actual book values of the merged entity as at the date of the merger which will need to be adjusted in line with accounting standards at the merger date.  For these reasons, we would expect an ABV prepared on this basis to calculate a lower value than the values calculated by the DCF valuation methodology.

Both PGL and AVX are of the view that the majority of the Merged Entity’s value is not captured by an asset based valuation of the Merged Entity and any reference to the methodology should consider additional potential value not recorded in the accounts of each company.  We note that the DCF based valuation set out in Section A.3 calculates a greater underlying value for each AVX share than the $1.15 calculated under the ABV methodology.